

Providing the critical infrastructure for the AI era

2025 Annual Report

About Cisco

Our Strategy

We Securely Connect Everything to Make Anything Possible

Our Purpose

To Power an Inclusive Future for All

We can do good for the world and do good for business when we combine our technology, our people and our broader networks.

Our Differentiation

Trusted brand, unrivalled go-to-market, and loyal customers

- 37,000+ trusted partners in global partner ecosystem
- 1M+ customers across 150 countries
- 99% of Fortune 500
- >82,000 government organizations
- 40+ years of customer trust

Broad portfolio and platform advantage

- >50% of customers buy both campus networking and data center networking platforms
- Unique ability to fuse security with networking
- Unmatched data and insights
- Agentic led customer experience

Favorable secular trends

- AI, Cybersecurity, Connectivity



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Discover more at
thenetwork.cisco.com
Follow us on X at **@Cisco**

Contents

Introduction to summary report

This summary provides an overview of Cisco. It does not contain all the information you should consider. Please refer to our latest Annual Report on Form 10-K, our Proxy Statement for our 2025 Annual Meeting of Stockholders, and our Purpose Report which are all available on our website at **www.cisco.com**



Forward-Looking Statements

This Summary Report and our Annual Report on Form 10-K ("Annual Report") contain projections and other forward-looking statements regarding future events or the future financial performance of Cisco, including future operating results. These projections, goals and statements are only predictions. Actual events or results may differ materially from those in the projections, goals or other forward-looking statements. See Cisco's filing with the Securities and Exchange Commission, including its most recent Annual Report for a discussion of important risk factors that could cause actual events or results to differ materially from those in the projections, goals or other forward-looking statements.

Letter to stockholders

To our stockholders,

Fiscal 2025 represented a defining moment in Cisco's history. Against the backdrop of a complex environment, we delivered strong financial results and completed the successful integration of Splunk, while delivering world-class innovation at unprecedented speed. Our teams executed with precision, further deepening relationships with customers and partners, while positioning Cisco at the heart of the most significant technology transition of our lifetime – Artificial Intelligence.

Having refreshed almost our entire product portfolio with industry-leading networking systems powered by Cisco Silicon One, AI-native security solutions, and software operating systems, I am incredibly proud of our accomplishments and more confident than ever in our ability to provide the critical infrastructure needed for the AI era.



Strong business execution and financial discipline

Our financial performance this past year reflects the strength of our portfolio and the value we continue to deliver for customers. We ended the year with revenue up 5% year over year at $56.7 billion and solid growth in annualized recurring revenue and remaining performance obligations which provide the foundation for our future performance. We also delivered strong profitability for the full fiscal year, fueled by Splunk and the strength of our recurring revenue streams which now make up more than half of our total revenue.

Once again, we were able to return significant value to our stockholders through dividends and share repurchases in fiscal 2025, returning a total of $12.4 billion, or 94% of our free cash flow.

Providing the critical infrastructure for the AI era

AI is a tailwind for our business today as well as a multi-year opportunity ahead. As a trusted partner for our customers across every industry and geography, Cisco is ideally positioned to lead this generational transition and provide the valuable outcomes our customers need to succeed.

We received more than $2 billion of AI infrastructure orders from webscale customers in fiscal 2025, more than double our initial target. Our momentum is a testament to the agility of our teams and demonstrates the undeniable capability and relevance of our technology, particularly our Silicon One

architecture, for multiple back-end use cases with the most technologically advanced customers.

While Enterprises are still in early stages of AI deployment, our expanding collaboration with NVIDIA enables us to deliver simple, scalable and secure solutions needed for their environments. Together, we are committed to combining Cisco's and NVIDIA's respective strengths in networking and AI computing to provide customers with a holistic solution to implement and scale AI technologies.

In fiscal 2025, we forged new alliances with global partners, including HUMAIN in Saudi Arabia, G42 in the UAE, and the AI Infrastructure Partnership (AIP), further positioning Cisco as a preferred technology partner for the development of sovereign AI clouds worldwide. We believe Cisco will be a core system provider for these significant AI training and inference cluster buildouts and integral to their development and eventual hyper-scaling.

Laser-focused on security

While AI remains one of the largest opportunities, it cannot be at the expense of security. As we move into the next phase of AI, with agents autonomously conducting tasks alongside humans, the capacity requirements of the network will be compounded to accommodate increased network traffic, bringing with it new vulnerabilities and more sophisticated threats.

By combining Splunk's powerful data analytics and Security Information and Event Management (SIEM) capabilities with Cisco's extensive networking and security portfolio, we are creating a unified platform for enhanced visibility and

> **"The next phase of AI, driven by autonomous agents in constant interaction, will create unprecedented demand for faster, more intelligent, and more secure networks. With the powerful and unique combination of silicon, networking and security, Cisco is ideally positioned and fully equipped to meet this demand."**

security across an organization's entire digital footprint. To date, we have completed over a dozen data integrations, helping organizations move beyond threat detection to prediction and prevention and enabling them to leverage AI for innovation while protecting critical assets.

Our new and refreshed security products, including Secure Access, XDR, Hypershield, Firewalls, and AI Defense, continued to ramp in fiscal 2025, ending the year with over 2,000 customers collectively. The vast majority of our new Hypershield Enterprise customers are bundling with our new N9300 Smart Switch, embedding security directly into the fabric of the network – a necessary capability for Agentic AI, and one that only Cisco can deliver.

Accelerated pace of innovation

We also delivered our largest innovation payload to date in fiscal 2025, announcing more than 20 new offerings to help customers build AI-ready data centers and future-proof their workplaces with a foundational layer of digital resilience.

We introduced new Smart Switches for the data center and campus powered by Silicon One, which deliver enhanced performance, quantum-secure networking and simplified cloud-native and AI-driven operations. The launch of these switches, along with highly secure routers, wireless access points, and IoT devices, marks the beginning of a major, multi-year product refresh opportunity for Cisco.

To help organizations confidently develop, deploy and secure AI applications, we introduced Cisco AI Defense, a powerful tool to identify AI assets being used across customer environments and detect misconfigurations and vulnerabilities, while protecting applications against evolving threats. We also launched Cisco AI Canvas, a revolutionary,

generative user interface for real-time collaboration between network and security operations teams. Powered by Cisco's advanced Deep Network Model, AI Canvas unifies real-time telemetry across various platforms to simplify IT operations and accelerate troubleshooting.

All our new offerings, spanning core networking products, advanced security solutions, and unified management tools, are designed with a foundation of AI, further strengthening Cisco's platform advantage, where every added technology compounds the value of a customer's existing investment.

I'm also proud of how our teams continue to lead by example, with nearly every organization using AI to enhance productivity and collaboration internally and with customers. For example, Cisco Customer Experience has deployed AI agents for in-product support, adoption and renewals, with over two-thirds of support cases now addressed using AI. Additionally, we saw increased usage of our proprietary AI application, Circuit. Launched this past year, Circuit is now adopted by over 85,000 employees with nearly 100,000 interactions per workday.

Confidence in our future

Overall, our strong performance in fiscal 2025 has established a solid foundation for durable, profitable growth as we turn our focus to delivering Cisco's strongest year yet in fiscal 2026. The next phase of AI, driven by autonomous agents in constant interaction, will create unprecedented demand for faster, more intelligent, and more secure networks. With the powerful and unique combination of silicon, networking and security, Cisco is ideally positioned and fully equipped to meet this demand.

I'd like to close by extending my deepest gratitude to our teams. Their dedication to our business and unwavering commitment to our Purpose—to Power an Inclusive Future for All—paired with urgency in execution, are what fuel all our achievements. Additionally, the unparalleled strength and reach of our partner ecosystem amplifies our success and allows us to continue delivering greater value for our customers in the AI era.

Finally, to you, our stockholders, thank you for your continued support and belief in Cisco. We are excited about the journey ahead and are committed to building on our achievements in fiscal year 2026 to create even greater long-term value for you.

Chuck Robbins

Chuck Robbins
Chair and Chief Executive Officer

Fiscal 2025 highlights

> "We remain focused on making strategic investments in innovation to capitalize on the significant growth opportunities we see ahead. This will continue to be underpinned by disciplined spend management and it's this powerful combination that continues to fuel strong cash flow and our ability to return significant value to our shareholders."
>
> – **Mark Patterson,** EVP and Chief Financial Officer

FY25 Revenue



By geographic segment*

- 14% APJC
- 26% EMEA
- 59% Americas

● Americas ● EMEA ● APJC

By product category and services

- 27%
- 14%
- 50% Networking
- 7%
- 2%

● Networking ● Security ● Services
● Collaboration ● Observability

* Percentages may not recalculate due to rounding.

Revenue trend ($B)*



	2023	2024	2025
Product	$57.0	$53.8	**$56.7**
	$43.1	$39.3	**$41.6**
Services	$13.9	$14.6	**$15.0**

● Product Revenue ● Services Revenue

Margin (%)



	2023	2024	2025
Gross Margin	62.7%	64.7%	**64.9%**
Operating Margin	26.4%	22.6%	**20.8%**

● Gross Margin ● Operating Margin

* Amounts may not sum due to rounding.

Operating cash flow ($B) $19.9 2023 | $10.9 2024 | **$14.2** 2025

Capital allocation

Dividends paid per share ($)



2023	2024	2025
$1.54	$1.58	$1.62

Share repurchases and diluted share count (Millions)



	2023	2024	2025
Diluted share count	4,105	4,062	3,998
Number of shares repurchased	88	117	105

- Number of shares repurchased
- Diluted share count

Total stockholder return

Comparison of 5-year cumulative total return*
among Cisco Systems, Inc., the S&P 500 Index, and the S&P 500 Information Technology Index



- $292.59
- $232.22
- $172.19

2020 2021 2022 2023 2024 2025

- Cisco Systems, Inc.
- S&P 500
- S&P 500 Information Technology

This graph shows a 5-year comparison of the cumulative total stockholder return on Cisco common stock with the cumulative total returns of the S&P 500 Index and the S&P Information Technology Index. The graph tracks the performance of a $100 investment in Cisco's common stock and in each of the indexes (with the reinvestment of all dividends). Stockholder returns over the indicated period are based on historical data and should not be considered indicative of future stockholder returns.

* $100 invested in July 2020 in stock or index, including reinvestment of dividends. Fiscal year ending July 26, 2025.



Cisco strategy and priorities

In today's digital-first world, businesses and organizations everywhere are deploying technology to pursue their strategic objectives, from accelerating growth to enhancing operational efficiency and fostering innovation. Our strategy is to securely connect everything to make those desired outcomes possible.

Our customers have three key priorities in this dynamic environment: i) to build modern infrastructure; ii) to protect against the cyber threats of today and tomorrow; and iii) to harness the power of AI and data.

These three customer priorities are central to how we innovate and develop our technology and therefore they are our priorities too. To help deliver them, we are bringing together the power of portfolio, which provides three key outcomes to our customers: i) AI-ready data centers, ii) future-proofed workplaces, and iii) digital resilience.

AI-Ready Data Centers

We are transforming data centers to power AI workloads anywhere. Whether customers need to modernize parts of their existing infrastructure or to power new, massive AI workloads, Cisco brings together comprehensive infrastructure (across networking, compute, storage, and silicon) with unified management across both traditional and AI workloads, and security from ground to cloud to power AI-ready data centers.



Future-Proofed Workplaces

Cisco helps deliver "future-proofed" workplaces, modernizing how people and technology work and serve customers. For campus and branch networking, we offer a flexible range of solutions that help ensure secure, reliable connections for users and devices. Our smart building technology turns network devices into sensors for enhanced intelligence and control of physical spaces. To support productivity, we provide devices and software to enable collaboration no matter where people work.



Digital Resilience

We help to keep the data center, workplace, and entire digital footprint securely up and running in the face of any disruption. Our assurance capabilities are integrated throughout our portfolio to help ensure seamless connectivity and optimal digital experiences across cloud, internet, and enterprise networks. Our observability solution monitors the entire enterprise to help prevent downtime and improve experiences across all networks, infrastructures, and applications. Additionally, we provide comprehensive security operations for threat prevention, detection, investigation, and response, catering to organizations of any size and security maturity.



Cisco enables enterprises and service providers to deliver secure connectivity from workplaces to data centers worldwide. Our strength lies in our ability to deliver a unified architecture with integrated, end-to-end solutions to help simplify complex challenges. These capabilities are accelerated with Cisco AI, enhancing outcomes for customers globally.

Leadership

Cisco's executive leadership team



Chuck Robbins
Chair and Chief Executive
Officer

> ### Leadership@Cisco
> Learn more about Cisco's executive leadership team at
> **https://newsroom.cisco.com/c/r/newsroom/en/us/executives.html**



Liz Centoni
EVP and Chief Customer
Experience Officer



Eyal Dagan
EVP, Strategic Projects



Francine Katsoudas
EVP and Chief People,
Policy & Purpose Officer



Martin Lund
EVP, Common
Hardware Group



Ammar Maraqa
SVP and Chief
Strategy Officer



Carrie Palin
SVP and Chief
Marketing Officer



Jeetu Patel
President and Chief
Product Officer



Mark Patterson
EVP and Chief
Financial Officer



Maria Poveromo
SVP and Chief
Communications Officer



Dev Stahlkopf
EVP and Chief
Legal Officer



Thimaya Subaiya
EVP, Operations



Oliver Tuszik
EVP, Global Sales and
Chief Sales Officer

Corporate governance

Cisco is committed to stockholder-friendly corporate governance. The Board of Directors has adopted clear corporate policies that promote excellence in corporate governance. Key information regarding our corporate governance initiatives can be found in the Governance section of our Investor Relations website at investor.cisco.com which also includes our corporate governance guidelines, our Code of Business Conduct ("COBC"), and the charter for each Board committee.

Stockholder engagement

At Cisco, we recognize the importance of regular and transparent communication with our stockholders. Each year, we continually engage with a significant portion of stockholders that include our top institutional investors. In fiscal 2025, Cisco engaged in outreach with investors representing approximately 61% of shares outstanding at the end of the fiscal year, and of those investors, either our Chair and Chief Executive Officer ("CEO"), the chair of our Compensation Committee, Secretary, and/or our Investor Relations team held meetings, conference calls and/or corresponded with investors representing approximately 28% of our outstanding shares at the end of the fiscal year, including 30% of our 30 largest stockholders. We engaged with these stockholders on a variety of topics, including our business and long-term strategy, corporate governance and risk management practices, board leadership, corporate responsibility initiatives, our executive compensation program, and other matters of stockholder interest.

Risk management approach

We believe that risk is inherent in innovation and the pursuit of long-term growth opportunities. Our management is responsible for day-to-day risk management activities. The Board, acting directly and through its committees, is responsible for the oversight of our risk management. With the oversight of the Board, our management team has implemented practices, processes and programs designed to help manage the risks to which we are exposed in our business and to align risk-taking appropriately with our efforts to increase stockholder value.

Policies and practices

We have adopted policies, guidelines, and practices that are consistent with our commitment to transparency and best-in-class practices, as well as to ensure compliance with the rules and regulations of the Securities and Exchange Commission ("SEC"), the listing requirements of Nasdaq, and applicable corporate governance requirements.

- Stockholder proxy access
- Annual election of all directors (since IPO)
- Majority voting (since 2007)
- Robust Lead Independent Director role
- Recoupment ("Clawback") policy
- Stock ownership guidelines for directors and executive officers
- Stockholder recommendations for director candidates to the Board
- Stockholder right to act by written consent (since IPO)

Risk oversight

Board of Directors

The Board of Directors regularly discusses many core subjects with executive management, including strategy, operations, information systems, finance, legal and public policy matters, in which risk oversight is an inherent element.

Audit Committee

The Audit Committee, which oversees financial and risk management policies, and programs related to cybersecurity and data protection, currency, interest rate, equity, and insurance risk, receives regular reports on enterprise risk management (ERM) from the chair of the ERM operating committee and receives regular reports on cybersecurity from our Chief Security and Trust Officer at least four times per year and a live presentation two or more times per year.

Other committees

Other board committees oversee certain categories of risk associated with their respective areas of responsibility.

Management

Cisco's management has implemented an ERM program, managed by Cisco's internal audit function, that is designed to work across the business to identify, evaluate, govern, and manage risks and Cisco's response to those risks.

Cisco's internal audit function manages the enterprise ERM program and performs an annual risk assessment that is used by the ERM program. The structure of the ERM program includes both an ERM operating committee that focuses on risk management-related topics and an ERM executive committee consisting of members of our executive leadership team.

Executive compensation

The core of Cisco's executive compensation philosophy and practice continues to align real pay delivery with performance. Cisco's executive officers are compensated in a manner consistent with Cisco's business strategy, competitive practice, sound corporate governance principles, and stockholder interests and concerns. We believe our compensation program is strongly aligned with the long-term interests of our stockholders.

Our Compensation Committee relies on our regular stockholder outreach and engagement activities, as well as more formal channels to communicate with stockholders, including the opportunity for our stockholders to cast a non-binding advisory vote regarding executive compensation at Cisco's annual meeting of stockholders.

We continued our robust engagement with stockholders to consider enhancements to our compensation program in fiscal 2025. In response to feedback received from stockholders during our engagements, we introduced:

- a three-year operating goal rather than annual performance goals under the long-term incentive program,
- a cap on our Total Shareholder Return (TSR) modifier at target, in the event that our absolute TSR during the three-year performance period is negative, and
- a holding requirement to our stock ownership guidelines, to further align NEO's long-term interests with the creation of long-term stockholder value.

The Compensation Committee will continue to seek out and consider stockholder feedback in the future.

These charts summarize the major elements of target total direct compensation for our CEO and our other named executive officers (NEOs[1]) as a group for fiscal 2025 and demonstrate our continued pay-for-performance philosophy.



- **51%** Performance-based equity incentive awards
- **34%** Time-based equity incentive awards
- **11%** Variable cash incentive awards (performance-based)
- **4%** Base salary



- **44%** Performance-based equity incentive awards
- **43%** Time-based equity incentive awards
- **8%** Variable cash incentive awards (performance-based)
- **5%** Base salary

Our executive compensation program rewards performance

- ✔ Compensation philosophy is designed to attract and retain, motivate performance, and reward achievement

- ✔ Performance measures are aligned with stockholder interests
- ✔ Majority of annual total direct compensation is performance-based

- ✔ No dividends or dividend equivalents are paid or settled on unvested awards

We apply leading executive compensation practices

- ✔ Independent compensation committee
- ✔ Independent compensation consultant
- ✔ Comprehensive annual compensation program risk assessment
- ✔ Annual compensation peer group review
- ✔ Caps on incentive compensation

- ✔ Performance on specific initiatives considered in the variable cash incentive program for executive officers
- ✔ No employment, severance, or change in control agreements for our executive officers
- ✔ Stock ownership guidelines and holding requirements
- ✔ Recoupment ("Clawback") policy
- ✔ Limited perquisites

- ✔ No single-trigger vesting of equity award grants
- ✔ No stock option repricing or cash-out of underwater equity awards
- ✔ No supplemental executive retirement plan or executive-defined benefit pension plan
- ✔ No golden parachute tax gross-ups
- ✔ Broad anti-pledging and anti-hedging policies

[1]   As defined in our Proxy Statement for our 2025 Annual Meeting of Stockholders

Board of Directors

Cisco's Board of Directors is composed of skilled and diverse directors who are committed to strong corporate governance structures and practices that help Cisco build long-term stockholder value. The Board believes strongly in the value of an independent board of directors and has established a Lead Independent Director role with broad authority and responsibility. Independent board members have consistently comprised over 75% of the members of the Board of Directors and all members of our Board committees, including the Audit Committee, the Compensation and Management Development Committee and the Nomination and Governance Committee are independent.

	Age	Director Since	Independent	Committees			
				Audit	Comp & Mgmt Dev	Nom & Gov	Public Policy
Wesley G. Bush — Former Chair and Chief Executive Officer, Northrop Grumman Corporation	64	2019	✓				Chair
Michael D. Capellas — LEAD INDEPENDENT DIRECTOR — Founder and Chief Executive Officer, Capellas Strategic Partners	71	2006	✓			Chair	Member
Mark Garrett — Former Chief Financial Officer, Adobe Systems Incorporated	67	2018	✓	Chair		Member	
John D. Harris II — Former Vice President of Business Development, Raytheon Company	64	2021	✓	Member			
Dr. Kristina M. Johnson — Former President, The Ohio State University	68	2012	✓		Member		
Sarah Rae Murphy — Former Chief Procurement Officer and Senior Vice President of Global Sourcing, United Airlines Holdings, Inc.	42	2022	✓	Member			
Charles H. Robbins — CHAIR — Chief Executive Officer, Cisco	59	2015					
Daniel H. Schulman — Chief Executive Officer, Verizon Communications, Inc.	67	2023	✓		Chair	Member	
Marianna Tessel — Executive Vice President and General Manager, Small Business Group, Intuit Inc.	57	2021	✓		Member		
Kevin Weil — Vice President, OpenAI for Science, OpenAI	42	2025	✓				Member

Key to Abbreviated Committees

Comp & Mgmt Dev	Compensation and Management Development Committee
Nom & Gov	Nomination and Governance Committee

 Member
Chair

Board snapshot

The role of the Board of Directors in strategy

One of the Board's key responsibilities is overseeing management's formulation and execution of Cisco's strategy. Throughout the year, our CEO, the executive leadership team, and other leaders from across the organization provide detailed business and strategy updates to the Board. During these reviews, the Board engages with the executive leadership team and other business leaders regarding various topics, including business strategy and initiatives, capital allocation, portfolio updates, the competitive landscape, talent and culture, other matters affecting our long-term strategy (including our environmental impact and human rights implications of Cisco product development and sales), and regulatory developments. Additionally, on an annual basis, the Board reviews and approves Cisco's financial plan. The Lead Independent Director chairs regularly scheduled executive sessions of the independent directors, without Cisco management present, during which Cisco's business strategy is reviewed and other topics are discussed.

Board skills and attributes

	Bush	Capellas	Garrett	Harris	Johnson	Murphy	Robbins	Schulman	Tessel	Weil
Leadership	●	●	●	●	●	●	●	●	●	●
Technology	●	●	●	●	●		●	●	●	●
Financial Experience	●	●	●	●	●	●	●	●		
Global Business	●	●	●	●		●	●	●	●	●
Sales and Marketing	●	●		●		●	●	●		●
Academia					●					
Public Company Board Experience	●	●	●	●	●			●	●	
Demographic Background										
Gender	M	M	M	M	F	F	M	M	F	M
Ethnicity	White	White	White	Black or African American Native American	White	White	White	White	White	White



Board governance structure

9 Independent
1 Non-Independent

Director tenure

6.8 years
Average tenure

5 Director 0-5 years
2 Director 6-8 years
3 Director 9+ years

Director age

60
Average age

2 40s
2 50s
6 60+

Our purpose

At Cisco, we have been evolving and expanding the way we pursue our Purpose to Power an Inclusive Future for All. We leverage our technology and catalyze our networks, partners, and people to positively impact communities and address society's greatest challenges. Our Purpose programs and disclosures help deliver value to our stakeholders, including our shareholders, customers, partners, suppliers, employees, and global communities.

The fiscal 2025 Purpose Report is expected to be published in early 2026. Our Purpose reporting describes our latest impact, goals, and progress on our Purpose journey.

Purpose governance and management

Our People, Policy, and Purpose organization champions our companywide commitment to our Purpose. Within this organization, a dedicated team engages with stakeholders, leads various assessments for voluntary reporting, and stewards reporting activities. The Responsible Business Steering Committee provides oversight and management of Cisco's Purpose initiatives by cross-functional senior leaders, and it reports on these matters to our Executive Leadership Team ("ELT") and, as appropriate, the Board of Directors. Our reporting is aligned with standards set by the Global Reporting Initiative, Sustainability Accounting Standards Board, and the Task Force on Climate-related Financial Disclosures.

Board of Directors

Public Policy Committee

Oversees Cisco's initiatives, policies, programs, and strategies concerning public policy and certain related matters. Such oversight includes reviewing, as appropriate, our annual Purpose Report and related matters.

Other Board Committees

- Audit
- Compensation and Management Development
- Nomination and Governance

People, Policy, and Purpose Organization

Champions Cisco's companywide commitment to our Purpose

Business Functions and Cross-Functional Teams

Conduct due diligence and implement policies and programs for specific focus areas

Governance, Enterprise Risk Management (ERM), Compliance, and Controls

Drive efforts across the business to help identify, assess, and manage risks

"As the promise of AI and technology accelerates, we must ensure its benefits reach everyone. At Cisco, our Purpose drives responsible innovation and trust – differentiators that create value for our business, our shareholders, and the world."

– Fran Katsoudas, EVP and Chief People, Policy & Purpose Officer

Power an inclusive future for all

At Cisco, our Purpose to Power an Inclusive Future for All is increasingly a differentiator for our business. We can do good for the world and do good for business when we combine our technology, our people, and our broader networks. Our Purpose is core to who we are and what we do, and it comes to life across four interconnected pillars: community resilience, our people, responsible innovation, and energy and sustainability.

Community resilience

We believe we have the opportunity to help strengthen the communities where we live, work, and play. We empower communities to adapt and thrive in the face of change through digital readiness, strategic investments, and crisis response.

In fiscal 2025, we set our next big ambition: 40 Communities. Over the next 10 years, we intend to engage, support, and invest in 40 communities around the world. To do so, we plan to leverage our offerings and contributions, including funding, technology, and expertise, in both communities where Cisco is currently engaged, as well as newly identified communities.

Cisco Networking Academy, one of the world's longest running skills-to-jobs programs, prepares learners with digital skills. Through this program, we have reached 28 million learners across 195 countries since 1997. We have also announced an ambitious next-phase goal: to provide digital and cybersecurity skills training to an additional 25 million people through Cisco Networking Academy from fiscal 2023 through fiscal 2032.

Our people

Our people fuel our business and our award-winning culture through their commitment to learning, connection, and collaboration. Our relationship with our employees is one of mutual benefit. Our employees bring talent and ingenuity to everything we do, and in turn, we provide employees with meaningful careers and development opportunities.

Our values and expectations are laid out in the Cisco Code of Business Conduct. Every employee must certify compliance with the code every year to help uphold integrity in the workplace, to ensure ethical use of data and resources, and to help prevent conflicts of interest.

We support our people by fostering a culture where all Cisco employees feel safe and can thrive. Our three new Guiding Principles – Think Really Big, Play to Win, and Drive Durable Growth – are foundational to the ways we lead, learn, and work in the AI era. We believe there is a direct connection between the culture and principles we embody and how we drive success for Cisco, our customers, and communities.

When people are encouraged to seek balance between work and personal life, we believe they are more productive and successful in their jobs and able to give their best to their families and communities. In fiscal 2016, we set a goal to achieve 80% employee participation in community impact by 2020. We achieved that goal in 2020, and we have exceeded 80% employee participation every year since then.



Responsible innovation

Cisco technology connects and protects in the AI era. We prioritize security, privacy, trust, and ethics in what we build and how we build it.

We are committed to securing our value chain and work to instill trust by operating with transparency, fairness, accountability, and integrity. This applies to how we build and design our products and solutions, our cyber-resilience strategies that we share openly with organizations around the world, our financial transparency and high standards of responsible conduct, and more.

We are committed to respecting human rights throughout our supply chain by creating our products and solutions responsibly. This commitment extends to our manufacturing partners and suppliers, including the standards they uphold for labor practices, health and safety, the environment, and human rights. We are a founding and active member of the Responsible Business Alliance (RBA) and have long adopted the RBA Code of Conduct as our Supplier Code of Conduct. We evaluate our suppliers' conformance to the Supplier Code of Conduct and other Cisco policies by requesting self-assessments, conducting third-party audits, and driving collaborative solutions. We also work across the Information and Communications Technology (ICT) industry through initiatives to develop supplier capacity to align with industry standards.

We believe everyone deserves to experience and utilize the full potential of technology. We recognize international standards when assessing and documenting the accessibility of our products, services, and websites. We adopt the Web Content Accessibility Guidelines (WCAG) 2.2, Level A and AA published by the World Wide Web Consortium (W3C) and the Information and Communication Technology (ICT) Accessibility 508 Standards issued by the U.S. Access Board. Our Government Affairs team develops and advocates for pro-technology policies that support Cisco, its partners, its customers, and our Purpose.

Energy & sustainability

Through our products, solutions, and operations, we drive energy efficiency and resilience – helping advance sustainability for Cisco, our customers, and communities around the world. Our environmental sustainability strategy, The Plan for Possible, includes how we are driving access to clean energy, transforming our business towards a circular model, and supporting resilient ecosystems.

Clean energy

As data center and AI usage surges, so does the need for cleaner, more efficient energy solutions. We are addressing these needs by:

- Adopting clean energy and collaborating with our customers, partners, and suppliers to increase access to clean energy
- Innovating for energy efficiency in our products and solutions
- Leveraging Cisco products to help digitize, modernize, and secure electric grids and increase energy availability

A fundamental component of our clean energy strategy is our goal to reach net-zero greenhouse gas (GHG) emissions across our value chain by 2040, by prioritizing reductions across all scopes of emissions. In 2022, our net-zero goal was approved by the Science Based Targets initiative (SBTi) Net-Zero Standard. One way we are driving towards this goal is by adopting clean energy in our own operations. In fiscal 2025, we sourced renewable energy through a variety of methods, including new long-term Power Purchase Agreements (PPAs) in India and Texas.

Circular transformation

We are focused on evolving from a linear economy that extracts resources and eventually wastes them, to a circular one that finds new uses for products and their inputs. We aim to transform our business to extend the useful life of our products and provide ongoing services, and we take a holistic approach by:

- Applying circular design principles to our products and packaging and extending the life cycle of our products
- Enabling customers and partners to adopt circularity through our portfolio of offerings
- Recovering and redeploying hardware to advance a circular life cycle and extend the lifespan of products

Resilient ecosystems

Our value chains benefit from resilient ecosystems, both financially and ecologically. We help communities address climate realities through technology-driven solutions, develop skills and talent for the economy, and access innovations that support better management and protection of natural resources. In 2021, the Cisco Foundation committed US$100 million over ten years through grant funding to nonprofits and impact investing into early-stage companies that are building innovative climate solutions. Additionally, Cisco Investments, our venture capital arm, invests in early-stage companies that can help Cisco and our customers further their sustainability goals.



Learn more about how we pursue our Purpose — to Power an Inclusive Future for All — by visiting our Purpose Reporting Hub on our website.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the fiscal year ended July 26, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the transition period from _____ to _____

Commission file number 001-39940

CISCO SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**77-0059951**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
170 West Tasman Drive	
San Jose, California	**95134-1706**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 526-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	CSCO	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒ Yes   ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes ☒ No

Aggregate market value of registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a share of the registrant's common stock on January 24, 2025 as reported by the Nasdaq Global Select Market on that date: $247.5 billion

Number of shares of the registrant's common stock outstanding as of August 28, 2025: 3,953,196,953

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2025 Annual Meeting of Stockholders, to be held on December 16, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

PART I

PART II

PART III

PART IV

This Annual Report on Form 10-K, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "momentum," "seeks," "estimates," "continues," "endeavors," "strives," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified below, under "Item 1A. Risk Factors," and elsewhere herein. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

PART I

Item 1.   Business

General

Cisco designs and sells a broad range of technologies that help to power, secure, and draw insights from the Internet. We are incorporating artificial intelligence (AI) into our product portfolios across networking, security, collaboration and observability as well as integrating our products more tightly together. We are simplifying how our technology is delivered, managed and optimized and helping customers maximize the business value of their technology investments.

We conduct our business globally and manage our business by geography. Our business is organized into the following three geographic segments: Americas; Europe, Middle East, and Africa (EMEA); and Asia Pacific, Japan, and China (APJC).

Our products and technologies are grouped into the following categories: Networking, Security, Collaboration and Observability. In addition to our product offerings, we provide a broad range of services over the lifecycle of our products, including technical support services and advanced services. Our customers include businesses of all sizes, public institutions, governments, and service providers, including large webscale providers. These customers often look to us as a strategic partner to help them use information technology (IT) to differentiate themselves and drive positive business outcomes.

We were incorporated in California in 1984 and reincorporated in Delaware in 2021. Our headquarters are in San Jose, California. The mailing address of our headquarters is 170 West Tasman Drive, San Jose, California 95134-1706, and our telephone number at that location is (408) 526-4000. Our website is www.cisco.com. Through a link on the Investor Relations section of our website, we make available the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC) at sec.gov: our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available free of charge. The information published on our website, or any other website referenced herein, is not incorporated into this report.

Strategy and Priorities

In today's digital-first world, businesses and organizations globally are deploying technology to pursue their strategic objectives, from accelerating growth to enhancing operational efficiency and fostering innovation. Our strategy is to securely connect everything to make those desired outcomes possible.

Our customers have three key priorities in this dynamic environment: i) to build modern infrastructure; ii) to protect against the cyber threats of today and tomorrow; and iii) to harness the power of AI and data. Cisco is at the forefront of this evolution, developing innovative solutions that leverage advanced AI to deliver more valuable outcomes for our customers.

Modern Infrastructure

In an increasingly digital and connected world, where each new connection to the Internet puts more demand on the network, our customers are investing in resilient, adaptable infrastructure to quickly respond to market changes and the demands of their own customers. Now more than ever it is crucial for businesses to remain competitive while managing resource constraints. Our customers continue to focus on modernizing their infrastructure with a focus on speed, agility, productivity, innovation and energy efficiency.

Cybersecurity

With the rapid growth in AI, modern applications, hyper-distributed architecture and increasingly sophisticated cyberattacks, customers see cybersecurity as a top priority. Our differentiated security strategy is based on three pillars: moving from point solutions to a platform comprehensively integrated with the infrastructure; infusing security into the fabric of the network; and harnessing the depth and breadth of telemetry data from Cisco and with our acquisition of Splunk Inc. ("Splunk") to prevent, detect, and respond to sophisticated attacks.

AI and Data

AI represents a generational shift in technology and the advent of AI agents is driving an order of magnitude higher requirement for network connectivity. We provide network infrastructure to power AI training and inference workloads for both webscale providers and enterprises. We help to scale our customers' network infrastructure with high-density routers and switches, improved network management, and high-performance optics. We are reinventing data center operations for our customers by simplifying the configuration, monitoring, and maintenance of fabrics, compute, networking and storage.

We can help give customers visibility across the network, security solutions, applications and their own business data. With this breadth and scale of data, we can help deliver differentiated insights and context to customers, leading them to more informed proactive decisions and better business results.

These three customer priorities drive our innovation and technology, making them our priorities as well. To help deliver on them, we are bringing together the power of our portfolio, which we refer to as One Cisco, which provides three key outcomes to our customers: i) AI-ready data centers, ii) future-proofed workplaces, and iii) digital resilience.

AI-Ready Data Centers

We are transforming data centers to power AI workloads anywhere. Whether customers need to modernize parts of their existing infrastructure or power new, massive AI workloads, Cisco brings together a wide array of infrastructure (across networking, compute, storage, and silicon) with unified management across traditional and AI workloads, and security from on-premise to cloud to power AI-ready data centers.

Future-Proofed Workplaces

Cisco helps deliver "future-proofed" workplaces, modernizing how people and technology work and serve their customers. This includes environments ranging from factory floors with plant workers and robots to hospitals with healthcare workers, as well as to social workers and salespeople on the move. For secure campus and branch networking, we offer a flexible range of solutions that help ensure secure, reliable connections for users and devices. Our smart building technology turns network devices into sensors for enhanced intelligence and control of physical spaces. To support productivity, we provide collaboration devices and software to enable collaboration no matter where people work.

Digital Resilience

We help to keep the data center, workplace, and entire IT environment securely up and running in the face of any disruption. Our network assurance capabilities, powered by ThousandEyes, are integrated throughout our portfolio. This technology helps ensure seamless connectivity and optimal digital experiences across cloud, Internet, and enterprise networks, for the delivery of applications and services. Our observability solution monitors the entire enterprise to help prevent downtime and improve experiences across networks, infrastructures, and applications. Additionally, Cisco provides robust security measures for threat prevention, detection, investigation, and response for organizations of any size and security maturity.

Cisco enables enterprises and service providers to deliver highly secure connectivity from workplaces to data centers worldwide. Our strength lies in our ability to deliver unified architecture with integrated, end-to-end solutions to help simplify complex challenges. These capabilities are accelerated with Cisco AI, enhancing outcomes for customers globally.

For a discussion of the risks associated with our Strategy and Priorities, see "Item 1A. Risk Factors," including the risk factor entitled "We depend upon the development of new products and services, and enhancements to existing products and services, and if we fail to predict and respond to emerging technological trends and customers' changing needs, our operating results and market share may suffer." For information regarding sales of our major products and services, see Note 19 to the Consolidated Financial Statements.

Products and Services

Our products and services are grouped into the following categories:

Networking

Our networking business is built on a foundation of industry-leading technologies, including switching, routing, wireless, and servers, offered through a comprehensive suite of both hardware and software solutions. This portfolio, which features software licenses and software-as-a-service (SaaS) offerings, empowers customers to build, automate, modernize, and transform their network infrastructure to meet the demands of a rapidly evolving digital landscape. A central pillar of our networking strategy is the seamless convergence of our on-premise solutions with our cloud-managed offerings. By integrating these capabilities across our networking portfolio, we aim to deliver continuous value to our customers through enhanced flexibility, scalability, and operational efficiency. This unified approach positions us to address the diverse needs of businesses as they transition to hybrid and cloud-first environments.

Our switching portfolio encompasses campus switching as well as data center switching offerings. Our campus switching offerings provide the foundation for converged data, voice, video, and Internet of Things (IoT) services. These switches offer enhanced security and reliability and are designed to scale efficiently as our customers grow. Within campus switching, our Catalyst 9000 family of switches includes hardware with embedded software, along with a software subscription referred to as Cisco DNA. Cisco DNA provides automation, analytics and security features which can be centrally monitored, managed, and configured. Also, within campus switching we have a range of Meraki cloud-managed switches for customers who prefer ease of management in lean-IT environments. Our switching portfolio now also includes the newly launched Cisco Smart Switches — Cisco 9350 and Cisco 9610— which represent the next generation of enterprise networking. These switches are AI-ready with advanced telemetry and assurance capabilities. They are built on Cisco Silicon One (which is our single, unified, and scalable networking silicon architecture) and are equipped with quantum-resistant security and post-quantum cryptography to protect against future threats. They also offer flexibility for one hardware to be managed via either the Cisco Catalyst Center or Meraki Dashboard user interface.

Our data center switching offerings, led by the Nexus 9000 series, provide the foundation for mission critical data centers with high availability, scalability, and security across traditional data centers and private and public cloud data centers. We continue to add greater visibility and analytics across our networks and applications, enabling us to deliver better experiences for our customers. During fiscal 2025, we introduced the Cisco N9300 Series Smart Switches with a new class of intelligent networking silicon alongside embedded Data Processing Units (DPUs), representing our new vision for AI data center designs. Complex data processing tasks can be offloaded to the DPUs on the switch to improve both network architecture and the security posture. Cisco Hypershield, our cloud-native and AI-powered approach to highly distributed security for AI-scale data centers that is built into the fabric of the network, is the first service offering available embedded on these new switches. This helps to narrow the gap between security and networking layers by converging them into a single solution.

The Internet Infrastructure portion of this portfolio includes AI Infrastructure solutions for service provider customers, including our webscale customers. We are focused on transforming connectivity to the Internet and the cloud environment by efficiently meeting the growing demand for low-latency and higher speeds. Our routed optical networking systems and our pluggable optic solutions allow us to transform the economics of building and operating networks for our service provider customers. Our Cisco 8000 series routers, which are based on Cisco Silicon One, provide broad capacity in high-density designs, allowing our customers to reduce operational footprints, lower carbon emissions, and transition to more efficient network architectures.

We also have enterprise routing solutions which interconnect public and private wireline and mobile networks, delivering highly secure and reliable connectivity to campus, data center and branch networks. These offerings are designed to meet the scale, reliability, and security needs of customers of any size.

Our wireless solutions deliver robust indoor and outdoor coverage, supporting seamless roaming for voice, video, and data applications. With a product portfolio that includes both on-premises and cloud-managed wireless access points and controllers, we provide customers with a powerful and intuitive converged access solution when paired with our switching portfolio.

Security

Security is at the core of our business strategy, reflecting our commitment to addressing the evolving needs of organizations of every size across industries. Our security portfolio spans Network Security, Identity and Access Management, Secure Access Service Edge (SASE), and Threat Intelligence, Detection, and Response (TIDR) solutions. We are dedicated to continuous innovation, with significant investments in cloud-based security, AI-driven threat detection, and end-to-end security architectures designed to help customers proactively safeguard their most critical assets. In the third quarter of fiscal 2024, we acquired Splunk, a recognized leader in security analytics and observability. The Splunk platform and security offerings significantly strengthen our TIDR capabilities. We have been integrating Cisco Extended Detection and Response (XDR) with

Splunk Enterprise Security, to create a unified and highly effective solution to help prevent, detect, and respond to sophisticated cyber threats. We are also accelerating the expansion of our SASE architecture, delivering a seamless combination of network and security functionality through a single, cloud-native platform. Our security offerings also include Cisco Hypershield, our cloud-native, AI-powered approach to highly distributed security for AI-scale data centers that is built into the fabric of the network. Our security strategy positions us well to capture growing market demand for comprehensive, scalable, and integrated security solutions.

Collaboration

Our Collaboration portfolio consists of our Webex suite, collaboration devices, Contact Center and Communication Platform as a Service (CPaaS) offerings. These offerings consist of software, including perpetual licenses and subscription arrangements, as well as hardware. Our objective is to create more inclusive and engaging employee and customer experiences by providing technology that enables distributed teams to collaborate effortlessly. We offer end-to-end collaboration solutions that can be delivered on-premises, from the cloud, or within hybrid cloud environments. AI and machine learning capabilities are embedded across the Webex portfolio to help improve productivity. Our CPaaS is a cloud communications platform that integrates communication channels and existing back-end business systems to help enable the orchestration and automation of all customer and employee interactions.

Observability

Observability consists of our network assurance, monitoring and analytics and observability suite offerings. These offerings are designed to bring together and provide end-to-end visibility of our customers' owned and unowned environments—including applications, networks, multi-cloud infrastructures and the Internet. With AI-driven insights at their core, our observability solutions help organizations see, understand and improve every digital experience, and help to ensure seamless connectivity and proactive issue resolution across complex, modern environments. ThousandEyes, our network assurance offering, deliver deep visibility and intelligence across network organizations, spanning both their internal infrastructure and external dependencies. Our Observability Suite—including Splunk Observability and AppDynamics—provides full-stack insights from infrastructure to application performance to digital experience, helping teams take decisive action to maintain service health and performance.

Services

In addition to our product offerings, we provide a broad range of technical support and professional services for our customers. We are incorporating AI into our services offerings, to enable customers to derive greater business value from their technology investments.

Cisco Technical Support provides customers with comprehensive assistance, including issue resolution, software support and hardware replacement, to help ensure Cisco products and networks operate efficiently and remain highly available. These services help customers protect their network investments, manage risk, and minimize downtime for systems running mission-critical applications.

We also offer a portfolio of professional services which includes planning, design, and implementation services, as well as high-value consulting services focused on aligning technology investments with business outcomes. We continually invest in our support and professional services by integrating AI and automation, and expanding beyond core networking to cover the areas of security and analytics in line with our strategy.

Customers and Markets

Many factors influence the IT, collaboration, and networking requirements of our customers. These include the size of the organization, number and types of technology systems, geographic location, and business applications deployed throughout the customer's network. Our customer base is not limited to any specific industry, geography, or market segment. Our customers primarily operate in the following markets: enterprise, public sector and service provider and cloud.

Enterprise

Enterprise includes businesses that are large regional, national, or global organizations with multiple locations or branch offices, or mid-market and small businesses. Many enterprise businesses have unique IT, collaboration, and networking needs within a multi-vendor environment. Our mid-market and small business customers typically require the latest advanced technologies, but with less complexity. We offer service and support packages, financing, and managed network services, primarily through our service provider partners. We sell these products through a network of third-party application and technology vendors and channel partners, as well as selling directly to these customers.

Public Sector

Public Sector includes federal, state and local governments, as well as educational institution customers. Many public sector customers have unique IT, collaboration, and networking needs within a multi-vendor environment. We sell to public sector customers through a network of third-party application and technology vendors and channel partners, as well as through direct sales.

Service Provider and Cloud

Service Provider and Cloud includes regional, national, and international wireline carriers and webscale providers, as well as Internet, cable, and wireless providers. We also include media, broadcast, and content providers within this customer market, as the lines in the telecommunications industry continue to blur between traditional network-based, content-based and application-based services. This customer market offers data, voice, video, and mobile/wireless services to businesses, governments, utilities, and consumers worldwide. Service provider and cloud businesses use a variety of our products and services for their own networks. In addition, many service providers use Cisco data center, virtualization, and collaboration technologies to offer managed or Internet-based services to their business customers. Compared with other customers, service providers are more likely to require network design, deployment, and support services because of the greater scale and higher complexity of their networks, whose requirements are addressed, we believe, by our architectural approach.

Sales Overview

As of the end of fiscal 2025, our worldwide sales and marketing functions consisted of approximately 25,600 employees, including managers, sales representatives, and technical support personnel. We sell our products and services both directly and indirectly through a variety of channels with support from our sales workforce. A substantial portion of our products and services is sold indirectly through channel partners, and the remainder is sold through direct sales. Channel partners include systems integrators, service providers, other third-party resellers, and distributors.

Systems integrators and service providers typically sell directly to end users and often provide system installation, technical support, professional services, and other support services in addition to network equipment sales. Systems integrators also typically integrate our products into an overall solution. Some service providers are also systems integrators.

Distributors may hold inventory and sell to systems integrators, service providers, and other third-party resellers. We refer to sales through distributors as our two-tier system of sales to the end customer. Revenue from two-tier distributors is recognized based on a sell-in method. These distributors may be given business terms that allow them to return a limited portion of inventory, receive credits for changes in selling prices, receive certain rebates, and participate in various cooperative marketing programs.

Our service offerings complement our products through a range of consulting, technical, project, quality, and software maintenance services, including 24-hour online and telephone support through technical assistance centers.

For information regarding risks related to our sales channels, see "Item 1A. Risk Factors," including the risk factors entitled "Disruption of or changes in our distribution model could harm our sales and margins" and "Inventory management relating to our sales to our two-tier distribution channel is complex, and excess inventory may harm our gross margins."

For information regarding risks relating to our international operations, see "Item 1A. Risk Factors," including the risk factors entitled "Our operating results may be negatively impacted by unfavorable economic and market conditions and the uncertain geopolitical environment;" "Entrance into new or developing markets exposes us to additional competition and will likely increase demands on our service and support operations;" "Due to the global nature of our operations, political or economic changes or other factors in a specific country or region could harm our operating results and financial condition;" "We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows;" and "Cyber attacks, data breaches or other incidents impacting our solutions and IT environment may disrupt our operations, harm our operating results and financial condition, and damage our reputation or otherwise materially harm our business; and cyber attacks, data breaches or other incidents on our customers' or third-party providers' networks, or in third-party products we use, could result in claims of liability against us, give rise to legal and/or regulatory action, damage our reputation or otherwise materially harm our business," among others.

Financing Arrangements

We provide financing arrangements for certain qualified customers to build, maintain, and upgrade their networks. We believe customer financing is a competitive advantage in obtaining business, particularly for those customers involved in significant infrastructure projects. Our financing arrangements include loans, leases (sales-type, direct financing and operating) and channel financing arrangements.

Acquisitions, Investments, and Alliances

The markets in which we compete require a wide variety of technologies, products, and capabilities. We continue to evaluate opportunities to acquire and invest in businesses and technologies that complement and enable further investment in our key priority areas.

Acquisitions

We acquire companies in order to gain access to talent, technology, products and features, operational capabilities or new markets. The risks associated with acquisitions are more fully discussed in "Item 1A. Risk Factors," including the risk factor entitled "We have made and expect to continue to make acquisitions that could disrupt our operations and harm our operating results."

Investments in Privately Held Companies

We make investments in privately held companies that develop technology or provide services that are complementary to our products or that provide insights into emerging technologies that may become relevant to our businesses. The risks associated with these investments are more fully discussed in "Item 1A. Risk Factors," including the risk factor entitled "We are exposed to fluctuations in the market values of our portfolio investments and in interest rates; impairment of our investments could harm our earnings."

Strategic Alliances

We pursue strategic alliances with other companies in areas where collaboration can produce industry advancement and accelerate new markets. The objectives and goals of a strategic alliance can include one or more of the following: technology exchange, product development, joint sales and marketing, or new market creation.

The risks associated with our strategic alliances are more fully discussed in "Item 1A. Risk Factors," including the risk factor entitled "If we do not successfully manage our strategic alliances, we may not realize the expected benefits from such alliances and we may experience increased competition or delays in product development."

Competition

We compete in the networking and communications equipment markets, providing products and services designed to transport, and help secure data, voice, and video traffic across cloud, private and public networks and the Internet. We compete with numerous vendors in each product category. The overall number of our competitors providing niche product solutions may increase. Also, the identity and composition of competitors may change as we increase our activity in newer product areas, and in key priority areas. As we continue to expand globally, we may see new competition in different geographic regions. In particular, we have experienced price-focused competition from competitors in Asia, especially from China, and we anticipate this will continue.

Our competitors (in each case relative to only some of our products or services) include: Amazon Web Services LLC; Arista Networks, Inc.; Broadcom Inc.; Ciena Corporation; CrowdStrike Holdings, Inc.; Datadog Inc.; Dell Technologies Inc.; Dynatrace Inc.; Fortinet, Inc.; Hewlett-Packard Enterprise Company; Huawei Technologies Co., Ltd.; Microsoft Corporation; New Relic, Inc.; Nokia Corporation; Nvidia Corporation; Palo Alto Networks, Inc.; RingCentral, Inc.; Zoom Video Communications, Inc.; and Zscaler, Inc.; among others.

Some of our competitors compete across many of our product lines, while others are primarily focused in a specific product area. Barriers to entry are relatively low, and new ventures to create products that do or could compete with our products are regularly formed. In addition, some of our competitors may have greater resources, including technical and engineering resources, than we do. As we expand into new markets, we will face competition not only from our existing competitors but also from other competitors, including existing companies with strong technological, marketing, and sales positions in those markets. We also sometimes face competition from resellers and distributors of our products. Companies with which we have strategic alliances in some areas may be competitors in other areas, and this trend may increase. For example, the enterprise data center is undergoing a fundamental transformation arising from the convergence of technologies, including computing, networking, storage, and software, that previously were segregated. Additionally, companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us.

The principal competitive factors in the markets in which we presently compete and may compete in the future include the ability to sell successful business outcomes; the ability to provide a broad range of networking and communications products and services; product performance; price; the ability to introduce new products, including providing continuous new customer value and products with price-performance advantages; the ability to reduce production costs; the ability to provide value-added features such as security, reliability, and investment protection; conformance to standards; market presence; the ability to provide financing; and disruptive technology shifts and new business models.

We also face competition from customers to which we license or supply technology and suppliers from which we transfer technology. The inherent nature of networking requires interoperability. As such, we must cooperate and, at the same time, compete with many companies. Any inability to effectively manage these complicated relationships with customers, suppliers, and strategic alliance partners could materially harm our business, operating results, and financial condition and accordingly affect our chances of success.

Research and Development

We regularly introduce new products and features to address the requirements of our markets. We allocate our research and development budget among our product categories, which consist of Networking, Security, Collaboration, and Observability technologies. Our research and development expenditures are applied generally to all product areas, with specific areas of focus being identified from time to time. Our expenditures for research and development costs were expensed as incurred.

The industry in which we compete is subject to rapid technological developments, evolving standards, changes in customer requirements, and new product introductions and enhancements. As a result, our success depends, in part, on our ability, on a cost-effective and timely basis, to continue to enhance our existing products and to develop and introduce new products that improve performance and reduce total cost of ownership. To achieve these objectives, our management and engineering personnel work with customers to identify and respond to customer needs, as well as with other innovators of Internet networking products, including universities, laboratories, and corporations. We also expect to continue to make acquisitions and strategic investments, where appropriate, to provide us with access to new technologies. Nonetheless, there can be no assurance that we will be able to successfully develop products to address new customer requirements and technological changes or that those products will achieve market acceptance.

Manufacturing

We rely on contract manufacturers for our manufacturing needs. We presently use a variety of independent third-party companies to provide services related to printed-circuit board assembly, in-circuit test, product repair, and product assembly. Proprietary software in electronically programmable memory chips is used to configure products that meet customer requirements and to maintain quality control and security. The manufacturing process enables us to configure the hardware and software in unique combinations to meet a wide variety of individual customer requirements. The manufacturing process also uses automated testing equipment and burn-in procedures, as well as comprehensive inspection, testing, and statistical process controls, which are designed to help ensure the quality and reliability of our products. The manufacturing processes and procedures are generally certified to International Organization for Standardization 9001 standards.

Our arrangements with contract manufacturers generally provide for quality, cost, and delivery requirements, as well as manufacturing process terms, such as inventory management; flexibility regarding capacity, quality, and cost management; oversight of manufacturing; and conditions for use of our intellectual property. We have not entered into any significant long-term contracts with any contract manufacturers. We generally have the option to renew arrangements on an as-needed basis. These arrangements with contract manufacturers generally do not commit us to purchase any particular amount or any quantities beyond amounts covered by orders or forecasts that we submit covering discrete periods of time.

Patents, Intellectual Property, and Licensing

We seek to establish and maintain our proprietary rights in our technology and products through the use of patents, copyrights, trademarks, and trade secret laws. We have a program to file applications for and obtain patents, copyrights, and trademarks in the United States and in selected foreign countries where we believe filing for such protection is appropriate. We also seek to maintain our trade secrets and confidential information by nondisclosure policies and through the use of appropriate confidentiality agreements. We have obtained a substantial number of patents and trademarks in the United States and in other countries. There can be no assurance, however, that the rights obtained can be successfully enforced against infringing products in every jurisdiction. Although we believe the protection afforded by our patents, copyrights, trademarks, and trade secrets has value, the rapidly changing technology in the networking industry and uncertainties in the legal process make our future success dependent primarily on the innovative skills, technological expertise, and management abilities of our employees rather than on the protection afforded by patent, copyright, trademark, and trade secret laws.

Many of our products are designed to include software or other intellectual property licensed from third parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, we believe, based upon past experience and standard industry practice, that such licenses generally could be obtained on commercially reasonable terms. Nonetheless, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all. Our inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could materially harm our business, operating results, and financial condition. Moreover, inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis can limit our ability to protect our proprietary rights in our products.

The industry in which we compete is characterized by rapidly changing technology, a large number of patents, and frequent claims and related litigation regarding patent and other intellectual property rights. There can be no assurance that our patents and other proprietary rights will not be challenged, invalidated, or circumvented; that others will not assert intellectual property rights to technologies that are relevant to us; or that our rights will give us a competitive advantage. Further, some U.S. governmental entities and courts have expressed a position that U.S. copyright and patent protection should be limited to

protecting inventions and works of authorship created by humans. Therefore, U.S. copyright or patent protection for inventions or works developed in part or wholly by generative AI tools may be limited, or not available at all. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as the laws of the United States.

The risks associated with patents and intellectual property are more fully discussed in "Item 1A. Risk Factors," including the risk factors entitled "Our proprietary rights may prove difficult to enforce," "We may be found to infringe on intellectual property rights of others," and "We rely on the availability of third-party licenses."

Government Regulation

We are subject to numerous regulations and laws in the United States and abroad that involve matters central to our business. Many of these regulations and laws are evolving and their applicability and scope, as interpreted by courts and regulators, remain uncertain. These regulations and laws involve a variety of matters including privacy, data protection and personal information, cybersecurity, operational resilience, AI, tax, trade, encryption technology, environmental sustainability (including climate change), human rights, product certification, and national security.

A failure, or alleged failure, by us to comply with regulations or laws could materially harm our business, operating results, or financial condition. For additional information about government regulation and laws applicable to our business, see "Item 1A. Risk Factors," including the risk factor entitled "Our business, operating results and financial condition could be materially harmed by evolving regulatory uncertainty or obligations applicable to our products and services" and Note 14 to the Consolidated Financial Statements, subsection (f) "Legal Proceedings."

Talent and Culture

At Cisco, we value our people and our technology, and we leverage our broader ecosystems to positively impact the world and pursue our Purpose to Power an Inclusive Future for All. Our goal is to attract, retain, and develop talent in order to help our customers connect and secure their infrastructure and accelerate their digital agility. Our relationship with our employees is one of mutual benefit. Our employees bring talent and ingenuity to everything we do, and in turn, we provide employees with meaningful careers and development opportunities.

Cisco is currently ranked #3 on the Fortune 100 Best Companies to Work For® 2025 in the United States. Fortune and Great Place to Work have published their United States rankings since 1998, and Cisco has been recognized on every annual list. In fiscal 2025, Cisco was recognized as a top three workplace in 14 countries by Great Place to Work, including #1 wins in Australia, Brazil, Canada, Costa Rica, Ireland, Peru, and Singapore.

As of July 26, 2025, we had approximately 86,200 employees and they are categorized as follows:



Employees by Geography
Rest of World
52.7%
United States
47.3%

Employee by Line Items on Consolidated Statement of Operations
General and administrative
10.9%
Cost of sales
30.1%
Sales and marketing
29.7%
Research and development
29.3%

Compensation and Benefits

Our total compensation philosophy is designed to attract, reward, and retain talent. It provides market competitive, performance-based compensation aligned with each employee's contribution and impact to the value we drive to our customers, partners, and stockholders. We reward and recognize our employees for effecting innovation, collaboration, profitability, and growth within our geographies, product lines, and functions.

Health & Well-being

We have an ongoing commitment to focus on the health, safety, and well-being of our employees. We seek to provide our employees and their families with high-quality, flexible, and convenient benefits and resources for their physical, mental, and financial well-being. We strive to support our employees as they balance careers and personal lives, as well as their own physical, emotional, and financial health. We continue to emphasize a focus on both physical and mental health, recognizing the need to create an environment where employees can speak openly about mental health and other matters.

We offer mindfulness courses, employee assistance program offerings, and out-of-network provider benefits for substance abuse and mental health treatment, and more. In fiscal 2025, we continued to offer employees "A Day for Me," which were paid days off that allowed for each individual to recharge and rest. We employ a hybrid work model in certain countries, giving our employees the flexibility to work offsite or at onsite Cisco locations.

Employee Development

Cisco is advancing new approaches to leading, learning, and working in the age of AI. We invest in developing strategic capabilities that drive business growth, while enabling employees' personal and professional development. By aligning skilling with our Guiding Principles and business priorities, we put learning at the center of innovation.

Recognizing that each career is unique, we provide personalized learning opportunities in multiple formats that fit into employees' daily work. We are also unifying our leadership development approach to offer a full range of programs for employees at all levels, reflecting our belief that you lead from every seat. The principle of "one company, many careers" guides us, and we are using data insights from skills intelligence to match people and opportunities. Learning and development are reinforced in our performance processes. Success at Cisco depends on both what is achieved and how it is achieved, with leaders supporting ongoing development through regular feedback and check-ins.

Employee Engagement

We believe that strong communication is key in our Conscious Culture. These communications include the Cisco Beat, which are regular all-hands meetings, and Cisco Check-Ins, which are ad-hoc meetings for important conversations, and weekly team leader check-ins, which we refer to as a "Team Space Check-In." In fiscal 2025, we have seen a high level of employee engagement. As an example, there were approximately 2 million Team Space Check-Ins by our employees in fiscal 2025, reflecting approximately 65,700 employees (excludes certain of the employees who joined Cisco during fiscal 2024 through the Splunk acquisition) submitting Team Space Check-Ins. Employees also participate in our global Engagement Pulse Survey and the Real Deal Survey. These surveys allow our employees to provide confidential feedback on our culture, company strategy and trust in their direct leaders.

Information about our Executive Officers

The following table shows the name, age, and position as of August 31, 2025 of each of our executive officers:

Name	Age	Position with the Company
Charles H. Robbins	59	Chair and Chief Executive Officer
Mark Patterson	55	Executive Vice President and Chief Financial Officer
Jeetendra Patel	54	President, Chief Product Officer
Deborah L. Stahlkopf	55	Executive Vice President and Chief Legal Officer
Thimaya Subaiya	47	Executive Vice President, Operations
Oliver Tuszik	57	Executive Vice President, Global Sales

Mr. Robbins serves as our Chief Executive Officer since July 2015, as a member of the Board of Directors since May 2015, and as Chair of the Board since December 2017. Mr. Robbins joined Cisco in December 1997, from which time until March 2002 he held a number of managerial positions within Cisco's sales organization. Mr. Robbins was promoted to Vice President in March 2002, assuming leadership of Cisco's U.S. channel sales organization. Additionally, in July 2005, Mr. Robbins assumed leadership of Cisco's Canada channel sales organization. In December 2007, Mr. Robbins was promoted to Senior Vice President, U.S. Commercial, and, in August 2009 he was appointed Senior Vice President, U.S. Enterprise, Commercial and Canada. In July 2011, Mr. Robbins was named Senior Vice President, Americas. In October 2012, Mr. Robbins was promoted to Senior Vice President, Worldwide Field Operations, in which position he served until assuming the role of Chief Executive Officer. Mr. Robbins is also a member of the board of directors of BlackRock, Inc. (since 2017).

Mr. Patterson joined Cisco in September 2000 and serves as our Executive Vice President and Chief Financial Officer since July 2025. Previously, Mr. Patterson served as Cisco's Executive Vice President and Chief Strategy Officer from March 2024 to July 2025, as Senior Vice President, Chief of Staff to the Chair and CEO from October 2018 to March 2024, as Senior Vice President, Strategy, Planning, and Operations for Worldwide Sales and Marketing from July 2015 to October 2018, and in various other leadership and finance roles at Cisco since 2000.

Mr. Patel joined Cisco in July 2020 and serves as our President and Chief Product Officer since May 2025. Previously, Mr. Patel served as Cisco's Executive Vice President and Chief Product Officer from August 2024 to May 2025, as Executive Vice President and General Manager, Security and Collaboration from June 2021 to August 2024, and as Senior Vice President and General Manager, Security and Collaboration from July 2020 to June 2021. Prior to joining Cisco, Mr. Patel served as the Chief Product Officer and Chief Strategy Officer at Box, Inc. ("Box") from September 2017 to July 2020, and as Senior Vice President of Platform and Chief Strategy Officer from August 2015 to September 2017. Prior to joining Box, Mr. Patel served as General Manager and Chief Executive of the Syncplicity business unit of EMC Corporation (now part of Dell Technologies Inc.). Mr. Patel is a member of the board of directors of Jones Lang LaSalle Incorporated (since 2019).

Ms. Stahlkopf joined Cisco in August 2021 and serves as our Executive Vice President and Chief Legal Officer. Prior to joining Cisco, Ms. Stahlkopf spent 14 years at Microsoft, where she served most recently as Corporate Vice President, General Counsel and Corporate Secretary, Corporate, External and Legal Affairs from April 2018 to July 2021. Ms. Stahlkopf also served in other leadership roles at Microsoft, including as Vice President and Deputy General Counsel from December 2015 to April 2018 and as Associate General Counsel from December 2010 to December 2015. Prior to joining Microsoft, Ms. Stahlkopf practiced law at Perkins Coie LLP and Cooley Godward LLP. Ms. Stahlkopf is a member of the board of directors of NextEra Energy, Inc. (since 2023).

Mr. Subaiya joined Cisco in July 2018 and serves as our Executive Vice President of Operations since March 2024. Previously, Mr. Subaiya served as Cisco's Senior Vice President, Chief Transformation Officer from March 2023 to March 2024, as Senior Vice President and General Manager, Customer Experience from November 2021 to March 2023, and as Senior Vice President, Customer Experience Operations and Renewals from July 2018 to November 2021. Prior to joining Cisco, Mr. Subaiya spent 8 years at Salesforce, Inc. ("Salesforce") where he served in a variety of leadership roles, including most recently as its Chief Operating Officer of Customer Success. Before joining Salesforce, Mr. Subaiya held various leadership roles in business development and global planning and strategy at Oracle Corporation. Mr. Subaiya is a member of the board of directors of Genpact Limited (since 2025).

Mr. Tuszik joined Cisco in July 2013 and serves as our Executive Vice President of Global Sales since April 2025. Previously, Mr. Tuszik served as Cisco's Senior Vice President, EMEA Sales from August 2023 to April 2025, as Senior Vice President, Global Partner and GM Routes to Market Sales from December 2020 to August 2023, as Senior Vice President, Worldwide Partner Organization from July 2018 to December 2020, and as Vice President, Country Leader Germany from July 2013 to July 2018. Prior to joining Cisco, Mr. Tuszik spent over 10 years at Computacenter AG & Co. oHG, most recently serving as Chief Executive Officer Germany.

Item 1A.   Risk Factors

Set forth below and elsewhere in this report and in other documents we file with the SEC are descriptions of the risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report.

<u>**Risks Related to our Business and Industry**</u>

Our operations can be difficult to predict because our operating results may fluctuate in future periods.

Our operating results have been in the past, and will continue to be, subject to quarterly and annual fluctuations as a result of numerous factors, some of which may contribute to more pronounced fluctuations in an uncertain global economic environment. These factors include:

- Fluctuations in demand for our products and services, especially with respect to service providers and Internet businesses, in part due to changes in the global economic environment
- Changes in sales and implementation cycles for our products and reduced visibility into our customers' spending plans and associated revenue
- Our ability to maintain appropriate inventory levels and purchase commitments
- Price and product competition in the communications and networking industries, which can change rapidly due to technological innovation and different business models from various geographic regions
- The overall movement toward industry consolidation among both our competitors and our customers
- The introduction and market acceptance of new technologies and products, and our success in new and evolving markets, and in emerging technologies, including AI, as well as the adoption of new standards
- Variations in sales channels, product costs, mix of products sold, or mix of direct sales and indirect sales
- The timing, size, and mix of orders from customers
- Manufacturing and customer lead times
- Fluctuations in our gross margins, and the factors that contribute to such fluctuations
- The ability of our direct sale customers, channel partners, contract manufacturers and suppliers to obtain financing or to fund capital expenditures, especially in the event of direct sale customers, channel partner, contract manufacturer or supplier financial problems
- Actual events, circumstances, outcomes, and amounts differing from judgments, assumptions, and estimates used in determining the values of certain assets (including the amounts of related valuation allowances), liabilities, and other items reflected in our Consolidated Financial Statements
- How well we execute on our strategy and operating plans and the impact of changes in our business model that could result in significant restructuring charges
- Our ability to achieve targeted cost reductions
- Benefits anticipated from our investments
- Changes in tax laws or accounting rules, or interpretations thereof

As a consequence, operating results for a particular future period are difficult to predict, and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing factors, or any other factors discussed elsewhere herein, could materially harm our business, results of operations, and financial condition.

Our operating results may be negatively impacted by unfavorable economic and market conditions and the uncertain geopolitical environment.

Challenging global economic conditions, including tariffs or other trade barriers, rising inflation, or other changes, have from time to time contributed, and may continue to contribute, to slowdowns in the communications and networking industries at large, as well as in specific segments and markets in which we operate, resulting in: reduced demand for our products as a result of continued constraints on IT-related capital spending by our customers, particularly service provider and cloud as well as enterprise and other customer markets; increased price competition for our products, not only from our competitors but also as a consequence of customers disposing of unutilized products; risk of excess and obsolete inventories; risk of supply constraints; risk of excess facilities and manufacturing capacity; and higher overhead costs as a percentage of revenue and higher interest expense.

The global macroeconomic environment can be challenging and uncertain. For example, the impact of uncertainty regarding global central bank monetary policy, the instability in the geopolitical environment in many parts of the world (including as a result of the on-going Russia and Ukraine war, Middle East conflicts and wars, and China-Taiwan relations), and other disruptions may continue to put pressure on global economic conditions. If global economic and market conditions were to deteriorate, we may experience material harm to our business, operating results, and financial condition.

Our operating results in one or more segments may also be affected by uncertain or changing economic conditions particularly germane to that segment or to particular customer markets within that segment. In addition, previous reports of certain intelligence gathering methods of the U.S. government could affect customers' perception of the products of IT companies which design and manufacture products in the United States.

Our revenue for a particular period is difficult to predict, and a shortfall in revenue may harm our operating results.

As a result of a variety of factors discussed in this report, our revenue for a particular quarter is difficult to predict, which can be exacerbated during periods when the global macroenvironment is challenging and can result in market uncertainty. Our revenue may grow at a slower rate than in past periods, or decline as it did in certain prior periods on a year-over-year basis. Our ability to meet financial expectations could also be negatively impacted if the nonlinear sales pattern seen in some of our past quarters recurs in future periods. We have also experienced periods of time during which shipments have exceeded net bookings or manufacturing issues have delayed shipments, leading to nonlinearity in shipping patterns. In addition to making it difficult to predict revenue for a particular period, nonlinearity in shipping can increase costs, because irregular shipment patterns result in periods of underutilized capacity and periods in which overtime expenses may be incurred, as well as in potential additional inventory management-related costs. In addition, to the extent that manufacturing issues and any related component shortages result in delayed shipments in the future, and particularly in periods in which our contract manufacturers are operating at higher levels of capacity, it is possible that revenue for a quarter could be negatively impacted if such matters occur and are not remediated within the same quarter.

The timing of large orders can also have a significant impact on our business and operating results from quarter to quarter. From time to time, we receive large orders that have a significant effect on our operating results in the period in which the order is recognized as revenue. The timing of such orders is difficult to predict, and the timing of revenue recognition from such orders may affect period to period changes in revenue. As a result, our operating results could vary materially from quarter to quarter based on the receipt of such orders and their ultimate recognition as revenue. Longer than normal manufacturing lead times in the past have caused, and in the future could cause, some customers to place the same or a similar order multiple times within our various sales channels and to cancel the duplicative orders upon shipment or receipt of the product, or to also place orders with other vendors with shorter manufacturing lead times. Such multiple ordering (along with other factors) or risk of order cancellation may cause difficulty in predicting our revenue. Further, our efforts to improve manufacturing lead-time performance may result in more variability and less predictability in our revenue and operating results. In addition, when facing component supply-related challenges, we have in the past and may in the future increase our efforts in procuring components in order to meet customer expectations, which in turn contributes to an increase in inventory and purchase commitments. These increases in our inventory and purchase commitments to shorten lead times could also lead to potential material excess and obsolete inventory charges or other negative impacts to our product gross margin in future periods if product demand significantly decreases for a sustained duration, we are unable to generate demand for certain products planned for development, or we are unable to continue to mitigate the remaining supply chain exposures. Product demand conditions for future periods can be difficult to predict or may persist longer than anticipated. We plan our operating expense levels based primarily on forecasted revenue levels. These expenses and the impact of long-term commitments are relatively fixed in the short term. A shortfall in revenue could lead to operating results being below expectations because we may not be able to quickly reduce these fixed expenses in response to short-term business changes. Any of the above factors could materially harm our operations and financial results. For additional information and a further discussion of impacts and risks related to our inventory commitments and our purchase commitments with contract manufacturers and suppliers, see "Results of Operations —Product Gross Margin—Supply Chain Impacts and Risks", "Liquidity and Capital Resources—Inventory Supply Chain" under Item 7 and Note 14 to the Consolidated Financial Statements of this report.

Supply chain issues, including financial problems of contract manufacturers or component suppliers, or a shortage of adequate component supply or manufacturing capacity that increase our costs or cause a delay in our ability to fulfill orders, could have an adverse impact on our business and operating results, and our failure to estimate customer demand properly may result in excess or obsolete component supply, which could negatively impact our gross margins.

The fact that we do not own or operate the bulk of our manufacturing facilities and that we are reliant on our extended supply chain could have an adverse impact on the supply of our products and on our business and operating results. Financial problems of either contract manufacturers or component suppliers, reservation of manufacturing capacity at our contract manufacturers by other companies, and industry consolidation occurring within one or more component supplier markets, such as the semiconductor market, in each case, could either limit supply or increase costs.

A reduction or interruption in supply, including disruptions on our global supply chain, caused in part by public health emergencies, geopolitical tensions (including as a result of China-Taiwan relations, increasing tariffs or any other trade tensions) or a significant natural disaster (including as a result of climate change); a significant increase in the price of one or more components (including as a result of inflation); a failure to adequately authorize procurement of inventory by our contract manufacturers; a failure by suppliers to deliver on our contracts; a failure to appropriately cancel, reschedule, or adjust our requirements based on our business needs; or a decrease in demand for our products could materially harm our business, operating results, and financial condition and could materially damage customer relationships. Furthermore, as a result of binding price or purchase commitments with suppliers, we may be obligated to purchase components at prices that are higher than those available in the current market. In the event that we become committed to purchase components at prices in excess of the current market price when the components are actually used, our gross margins could decrease. In addition, vendors may be under pressure to allocate product to certain customers for business, regulatory or political reasons, and/or demand changes in agreed pricing as a condition of supply. Although we have generally secured additional supply or taken other mitigation actions when significant disruptions have occurred, if similar situations occur in the future, they could materially harm our business, results of operations, and financial condition.

Our growth and ability to meet customer demands depend in part on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. We have experienced component shortages in the past, including shortages caused by manufacturing process issues, that have affected our operations, including longer than normal lead times. Additionally, we may in the future experience a shortage of certain component parts as a result of our own manufacturing issues, manufacturing issues at our suppliers or contract manufacturers, capacity problems experienced by our suppliers or contract manufacturers including capacity or cost problems resulting from industry consolidation, or strong demand for those parts. Growth in the economy is likely to create greater pressures on us and our suppliers to accurately project component demand and to establish optimal component levels and manufacturing capacity, especially for labor-intensive components, components for which we purchase a substantial portion of the supply, or the re-ramping of manufacturing capacity for highly complex products. During periods of shortages or delays the price of components may increase, or the components may not be available at all, and we may also encounter shortages if we do not accurately anticipate our needs. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products in a timely manner in the quantities or configurations needed. Accordingly, our revenue and gross margins could suffer until other sources can be developed.

Although in many cases we use standard parts and components for our products, certain components are presently available only from a single source or limited sources, and a global economic downturn and related market uncertainty could negatively impact the availability of components from one or more of these sources, especially during times when there are supplier constraints based on labor and other actions taken during economic downturns. We may not be able to diversify sources in a timely manner, which could harm our ability to deliver products to customers and seriously impact present and future sales.

We believe that we may be faced with the following challenges in the future: new markets in which we participate may grow quickly, which may make it difficult to quickly obtain significant component capacity; as we acquire companies and new technologies, we may be dependent on unfamiliar supply chains or relatively small supply partners; and we face competition for certain components that are supply-constrained from existing competitors and companies in other markets.

Manufacturing capacity and component supply constraints could be significant issues for us as they have been in certain prior periods. We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to improve manufacturing lead-time performance and to help ensure adequate component supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. When facing component supply-related challenges, we have increased our efforts in procuring components in order to meet customer expectations, such as we have done in past periods due to supply constraints, which in turn contributes to an increase in inventory and purchase commitments. In fiscal 2025, we entered into additional purchase commitments with contract manufacturers and suppliers related to manufacturing Cisco Silicon One and other products to meet demand from webscale and other customers. We expect to continue entering into these additional purchase commitments in fiscal 2026. These past efforts and additional purchase commitments significantly increased our supply chain exposure, which resulted in negative impacts to our product gross margin in recent periods and may result in further negative impacts in future periods. On August 26, 2025, we settled a legal dispute with a supplier relating to purchase obligations arising under long-term supply arrangements, which resulted in a charge to product cost of sales, which is described in Note 21 to the Consolidated Financial Statements. The remaining and new supply chain exposures include potential material excess and obsolete or other charges if product demand significantly decreases for a sustained duration, we are unable to generate demand for certain products planned for development, or we are otherwise unable to mitigate these supply chain exposures. Product demand conditions for future periods can be difficult to predict or may persist longer than anticipated.

We expect gross margin to vary over time, and our level of product gross margin may not be sustainable.

Although our product gross margin increased in fiscal 2025, our level of product gross margins has declined in certain prior periods, and could decline in future periods due to adverse impacts from various factors, including:

- Changes in customer, geographic, or product mix, including the mix of hardware and software

- Introduction of new products, including products with price-performance advantages, and new business models (including continuing to increase the use of business models where revenue is recognized over multiple periods)

- Our ability to reduce production costs

- Entry into new markets or growth in lower margin markets, including markets with different pricing and cost structures, through acquisitions or internal development

- Sales discounts

- Increases in material, labor or other manufacturing-related costs (i.e. component costs, broker fees, expedited freight and overtime) or higher supply chain logistics costs, any of which could be significant, especially during periods of supply constraints for certain costs, such as those that have impacted the market for components, including semiconductors and memory in past periods, and which costs have in the past and may continue to be exacerbated by inflation

- Excess inventory, inventory holding charges, and obsolescence charges

- Changes in shipment volume

- The timing of revenue recognition and revenue deferrals

- Increased costs (including those caused by tariffs or economic conditions, including inflation), loss of cost savings or dilution of savings due to changes in component pricing or charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand or if the financial health of either contract manufacturers or suppliers deteriorates

- Lower than expected benefits from value engineering

- Increased price competition, including competitors from Asia, especially from China

- Changes in distribution channels

- Increased warranty or royalty costs

- Increased amortization of purchased intangible assets, especially from acquisitions

- How well we execute on our strategy and operating plans

Changes in service gross margin may result from various factors such as changes in the mix between technical support services and advanced services, as well as the timing of technical support service contract initiations and renewals, the addition of personnel and other related costs, and other resources to support higher levels of service business in future periods.

Sales to the service provider and cloud market are especially volatile, and weakness in orders from this industry may harm our operating results and financial condition.

Sales to the service provider and cloud market have been characterized by large and sporadic purchases, especially relating to our router sales and sales of certain other Networking and Collaboration products, in addition to longer sales cycles. Although service provider and cloud product orders increased during fiscal 2025, service provider and cloud market product orders decreased in fiscal 2024, and at various times in the past we have experienced significant weakness in product orders from the service provider and cloud market. Product orders from the service provider and cloud market could decline in the future and, as has been the case in the past, such weakness could persist over extended periods of time given fluctuating market conditions. Products in the service provider and cloud market could also face a high degree of customer concentration, with bespoke product designs and features that would be difficult to sell to alternate customers should the primary customer reduce its product orders with Cisco. Sales activity in this industry depends upon the stage of completion of expanding network infrastructures; the availability of funding; and the extent to which service provider and cloud customers are affected by regulatory, economic, and business conditions in the country of operations. Weakness in orders from this industry, including as a result of any slowdown in capital expenditures by service providers (which may be more prevalent during a global economic downturn, or periods of economic, political or regulatory uncertainty), could materially harm our business, operating results, and financial condition. Such slowdowns may continue or recur in future periods. Orders from this industry could decline for many reasons other than the competitiveness of our products and services within their respective markets. For example, in the past, many of our service provider and cloud customers have been negatively impacted by slowdowns in the general economy, by overcapacity, by changes in the service provider and cloud market, by regulatory developments, and by constraints on capital availability, resulting in business failures and substantial reductions in spending and expansion plans. These conditions have negatively impacted our business and operating results in the past, and could materially harm our business and operating results in any future period. Finally, service provider and cloud customers typically have longer implementation cycles; require a broader range of services, including design services; demand that vendors take on a larger share of risks; often require acceptance provisions, which can lead to a delay in revenue recognition; and expect financing from vendors. All these factors can add further risk to business conducted with service providers.

Disruption of or changes in our distribution model could harm our sales and margins.

If we fail to manage distribution of our products and services properly, or if our distributors' financial condition or operations weaken, our revenue and gross margins could be negatively impacted. A substantial portion of our products and services is sold through our channel partners, and the remainder is sold through direct sales. Our channel partners include systems integrators, service providers, other third-party resellers, and distributors. Systems integrators and service providers typically sell directly to end users and often provide system installation, technical support, professional services, and other support services in addition to network equipment sales. Systems integrators also typically integrate our products into an overall solution, and a number of service providers are also systems integrators. Distributors stock inventory and typically sell to systems integrators, service providers, and other third-party resellers. We refer to sales through distributors as our two-tier system of sales to the end user. If sales through indirect channels increase, this may lead to greater difficulty in forecasting the mix of our products and, to a degree, the timing of orders from our customers.

Historically, we have seen fluctuations in our gross margins based on changes in the balance of our distribution channels. There can be no assurance that changes in the balance of our distribution model in future periods would not have an adverse effect on our gross margins and profitability. Some factors could result in disruption of or changes in our distribution model, which could harm our sales and margins, including the following: competition with some of our channel partners, including through our direct sales, which may lead these channel partners to use other suppliers that do not directly sell their own products or otherwise compete with them; some of our channel partners may demand that we absorb a greater share of the risks that their customers may ask them to bear; some of our channel partners may have insufficient financial resources and may not be able to withstand changes and challenges in business conditions; and revenue from indirect sales could suffer if our distributors' financial condition or operations weaken. In addition, we depend on our channel partners globally to comply with applicable regulatory requirements. To the extent that they fail to do so, that could materially harm our business, operating results, and financial condition. Further, sales of our products outside of agreed territories can result in disruption to our distribution channels.

The markets in which we compete are intensely competitive, which could negatively impact our achievement of revenue growth.

The markets in which we compete are characterized by rapid change, converging technologies, and a migration to networking and communications solutions that offer relative advantages. These market factors represent a competitive threat to us. We compete with numerous vendors in each product category. The overall number of our competitors providing niche product solutions may increase. Also, the identity and composition of competitors may change as we increase our activity in newer product areas, and in key priority areas. For example, as products related to network programmability, such as software defined networking (SDN) products, have become more prevalent, we have faced increased competition from companies that develop networking products based on commoditized hardware, referred to as "white box" hardware, to the extent customers decide to purchase those product offerings instead of ours. In addition, the growth in demand for technology delivered as a service enables new competitors to enter the market. As we continue to expand globally, we may see new competition in different geographic regions. In particular, we have experienced price-focused competition from competitors in Asia, especially from China, and we anticipate this will continue. For information regarding our competitors, see the section entitled "Competition" contained in "Item 1. Business" of this report.

Some of our competitors compete across many of our product lines, while others are primarily focused in a specific product area. Barriers to entry are relatively low, and new ventures to create products that do or could compete with our products are regularly formed. In addition, some of our competitors may have greater resources, including technical and engineering resources, than we do. As we expand into new markets, we will face competition not only from our existing competitors but also from other competitors, including existing companies with strong technological, marketing, and sales positions in those markets. We also sometimes face competition from resellers and distributors of our products. Companies with which we have strategic alliances in some areas may be competitors in other areas, and this trend may increase. For example, the enterprise data center is undergoing a fundamental transformation arising from the convergence of technologies, including computing, networking, storage, and software, that previously were segregated. Due to several factors, including the availability of highly scalable and general purpose microprocessors, application specific integrated circuits offering advanced services, standards based protocols, cloud computing and virtualization, the convergence of technologies within the enterprise data center is spanning multiple, previously independent, technology segments. Also, some of our current and potential competitors for enterprise data center business have made acquisitions, or announced new strategic alliances, designed to position them to provide end-to-end technology solutions for the enterprise data center. As a result of all of these developments, we face greater competition in the development and sale of enterprise data center technologies, including competition from entities that are among our long-term strategic alliance partners. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us.

We also face competition from customers to which we license or supply technology and suppliers from which we transfer technology. The inherent nature of networking requires interoperability. As such, we must cooperate and at the same time compete with many companies. Any inability to effectively manage these complicated relationships with customers, suppliers, and strategic alliance partners could materially harm our business, operating results, and financial condition and accordingly affect our chances of success.

Inventory management relating to our sales to our two-tier distribution channel is complex, and excess inventory may harm our gross margins.

We must manage inventory relating to sales to our distributors effectively, because inventory held by them could affect our results of operations. Our distributors may increase orders during periods of product shortages, cancel orders if their inventory is too high, or delay orders in anticipation of new products. They also may adjust their orders in response to the supply of our products and the products of our competitors that are available to them, and in response to seasonal fluctuations in end-user demand. Our distributors are generally given business terms that allow them to return a portion of inventory, receive credits for changes in selling price, and participate in various cooperative marketing programs. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. When facing component supply-related challenges, we have in the past and may in the future increase our efforts in procuring components or enter additional purchase commitments with contract manufacturers and suppliers in order to meet customer expectations. If we ultimately determine that we have excess inventory, we may have to reduce our prices and write down inventory, which in turn could result in lower gross margins.

Issues related to the development and use of artificial intelligence (AI could give rise to legal and/or regulatory action, damage our reputation or otherwise materially harm our business.

We currently incorporate AI technology in certain of our commercial offerings and in our business operations. Our research and development of AI technology remains ongoing. AI presents risks and challenges and may result in unintended consequences, including inadvertent disclosure or misuse of intellectual property, confidential, personal, and/or competitive information, that could affect our reputation, our further AI development or our and our customers' adoption and use of this technology. AI algorithms and training methodologies may be flawed. Additionally, AI technologies are complex and rapidly evolving, and we face significant competition in the market and from other companies regarding such technologies. Leveraging AI capabilities to potentially improve our internal functions and operations also presents risks, costs, and challenges. While we aim to develop and use AI responsibly and attempt to identify and mitigate ethical and legal issues and risks presented by its use, we may be unsuccessful in identifying or resolving issues and risks before they arise. The AI-related legal and regulatory landscape is constantly evolving and therefore remains uncertain and may be inconsistent from jurisdiction to jurisdiction. Our obligations to comply with the evolving legal and regulatory landscape could entail significant costs or limit our ability to incorporate certain AI capabilities into our offerings. AI-related issues, deficiencies and/or failures could also give rise to legal and/or regulatory action (including with respect to proposed legislation regulating AI in jurisdictions such as the European Union and others, and as a result of new and different applications of existing and new data protection, privacy, intellectual property, and other laws); damage our reputation; or otherwise materially harm our business.

Our financial performance may be negatively impacted by demand for, and costs to deliver, our software subscription offerings; and interruptions or performance problems associated with these offerings, including interruptions or performance problems caused by third-party providers on which we rely, may negatively impact our business and financial results.

In recent years, we have shifted our business model to deliver more recurring software and subscription offerings. This shift in our business model was accelerated by recent acquisitions, including our acquisition of Splunk in the third quarter of fiscal 2024. Market acceptance of our software subscription offerings, which includes our as-a-service solutions, can be affected by a variety of factors, including: security, reliability, performance, terms of service, support terms, customer preference, community engagement, concerns regarding data privacy or data protection, and the enactment of laws or regulations in jurisdictions in which we operate. To generate sales growth for our software subscription offerings, we need to convince potential customers to purchase new licenses or subscriptions and generate timely renewals and additional purchases from existing customers. Any failure to do so could result in decreased revenue, reduced sales, increased churn or otherwise negatively impact our results of operations and financial condition. Further, growth of our software subscription offerings depends, in part, on the ability of customers to use and access these solutions. We have experienced, and may in the future experience, interruptions in service, storage failures, and other performance-related problems due to a variety of factors, such as infrastructure and software changes, human or software errors, capacity constraints, unauthorized access, denial of service or other cyber attacks. In some instances, we may not be able to timely identify the cause or causes of these performance problems and, even if timely identified, we may be unable to timely remediate the underlying cause. It may become increasingly difficult to maintain and improve our performance for our software subscription offerings, especially during peak usage times and as our solutions become more complex and our user traffic increases. Performance-related issues of our software subscription offerings may result in increased operational costs, delays in new feature rollouts, customer loss, reputational damage, and legal or regulatory liability, including liability under customer contracts or for losses suffered by our customers.

To deliver our software subscription offerings, we have incurred and will continue to incur substantial costs to implement and maintain this business. We make significant investments to increase or maintain capacity and to develop and implement new technologies in our infrastructure and operations, including those provided by third-party providers on which we rely. We may not be successful in developing or implementing these technologies. To the extent that we do not effectively scale our operations to meet the needs of our customers and to maintain performance as our customers expand their use of our solutions, we may not be able to grow this business as quickly as we anticipate, our customers may reduce or cancel use of our solutions, and we may be unable to compete as effectively and our business and results of operations may be harmed. Additionally, if our costs associated with our software subscription offerings were to significantly increase, our business, results of operations and financial condition may be negatively impacted. We are also subject to the risk of performance-related problems or interruption of the services provided by third-party providers on which we rely, which could cause revenues for software subscription offerings to decline, damage to our reputation, legal liability exposure, and/or increased expenses, all of which could negatively impact our business, results of operations, and financial condition.

We depend upon the development of new products and services, and enhancements to existing products and services, and if we fail to predict and respond to emerging technological trends and customers' changing needs, our operating results and market share may suffer.

The markets for our products and services are characterized by rapidly changing technology, evolving industry standards, new product and service introductions, and evolving methods of building and operating networks. Our operating results depend on our ability to develop and introduce new products and services into existing and emerging markets and to reduce the production costs of existing products. If customers do not purchase and/or renew our offerings our business could be harmed.

The process of developing new technology, including more programmable, flexible and virtual networks, and technology related to other market transitions— such as AI, security, observability, and cloud— is complex and uncertain, and if we fail to accurately predict customers' changing needs and emerging technological trends our business could be harmed. We must commit significant resources, including the investments we have been making in our strategic priorities to developing new products and services before knowing whether our investments will result in products and services the market will accept. In particular, if our model of the evolution of networking, security, or observability does not emerge as we believe it will, or these industries do not evolve as we believe they will, or if our strategy for addressing this evolution is not successful, many of our strategic initiatives and investments may be of no or limited value. For example, if we do not timely introduce products related to these markets, or if such products or offerings that ultimately succeed in these markets are based on technology, or an approach to technology, that differs from ours, our business could be harmed. In addition, our business could be negatively impacted in periods surrounding our new product introductions if customers delay purchasing decisions to qualify or otherwise evaluate the new product offerings. We have also been seeking to meet the evolving needs of customers which include offering our products and solutions in the manner in which customers wish to consume them. As a part of these efforts, we continue to make changes to how we are organized and how we build and deliver our technology, including changes in our business models with customers. If our strategy for addressing our customer needs, or the architectures and solutions we develop do not meet those needs, or the changes we are making in how we are organized and how we build and deliver or technology is incorrect or ineffective, our business could be harmed.

Furthermore, we may not execute successfully on our vision or strategy because of challenges with regard to product planning and timing, technical hurdles that we fail to overcome in a timely fashion, or a lack of appropriate resources. This could result in competitors, some of which may also be our strategic alliance partners, providing those solutions before we do and loss of market share, revenue, and earnings. In addition, the growth in demand for technology delivered as a service enables new competitors to enter the market. The success of new products and services depends on several factors, including proper new product and service definition, component costs, timely completion and introduction of these products and services, differentiation of new products and services from those of our competitors, and market acceptance of these products and services. There can be no assurance that we will successfully identify new product and services opportunities, develop and bring new products and services to market in a timely manner, or achieve market acceptance of our products and services or that products, services and technologies developed by others will not render our products, services or technologies obsolete or noncompetitive. The products and technologies in our other product categories and key priority areas may not prove to have the market success we anticipate, and we may not successfully identify and invest in other emerging or new products and services.

Changes in industry structure and market conditions could lead to charges related to discontinuances of certain of our products or businesses, asset impairments and workforce reductions or restructurings.

In response to changes in industry and market conditions, we may be required to strategically realign our resources and to consider restructuring, disposing of, or otherwise exiting businesses. Any resource realignment, or decision to limit investment in or dispose of or otherwise exit businesses, may result in the recording of special charges, such as inventory and technology-related write-offs, workforce reduction or restructuring costs, charges relating to consolidation of excess facilities, or claims from third parties who were resellers or users of discontinued products. Our estimates with respect to the useful life or ultimate recoverability of our carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Although in certain instances our supply agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed, our loss contingencies may include liabilities for contracts that we cannot cancel with contract manufacturers and suppliers. Further, our estimates relating to the liabilities for excess facilities are affected by changes in real estate market conditions. Additionally, we are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances, and future goodwill impairment tests may result in a charge to earnings. From time to time we initiate restructuring plans. Our business may not be more efficient or effective than prior to implementation of such plans. Our restructuring activities, including any related charges and the impact of the related headcount restructurings, could materially harm our business, operating results, and financial condition.

Over the long term we intend to invest in engineering, sales, service and marketing activities, and in key priority areas, and these investments may achieve delayed, or lower than expected, benefits which could harm our operating results.

While we intend to focus on managing our costs and expenses, over the long term, we also intend to invest in personnel and other resources related to our engineering, sales, service and marketing functions as we realign and dedicate resources on key priority areas, such as AI, cloud, and cybersecurity. We also intend to focus on maintaining leadership in core networking and services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments (including if our selection of areas for investment does not play out as we expect), or if the achievement of these benefits is delayed, our operating results may be negatively impacted.

We have made and expect to continue to make acquisitions that could disrupt our operations and harm our operating results.

Our growth depends upon market growth, our ability to enhance our existing products, and our ability to introduce new products on a timely basis. We intend to continue to address the need to develop new products and enhance existing products through acquisitions of other companies, product lines, technologies, and personnel. Acquisitions involve numerous risks, including the following:

- Difficulties or delays in integrating the operations (including IT security), systems, technologies, products, and personnel of the acquired companies, particularly with companies that have large and widespread operations and/or complex products (such as Splunk)

- Diversion of management's attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions

- Potential difficulties in completing projects associated with in-process research and development intangibles

- Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions

- Initial dependence on unfamiliar supply chains or relatively small supply partners

- Insufficient revenue to offset increased expenses associated with acquisitions

- The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans

Acquisitions have in the past and may in the future also cause us to:

- Issue common stock that would dilute our current stockholders' percentage ownership

- Use a substantial portion of our cash resources, or incur debt

- Significantly increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition

- Assume liabilities

- Record goodwill and intangible assets that are subject to impairment testing on a regular basis and potential periodic impairment charges
- Incur amortization expenses related to certain intangible assets
- Incur tax expenses related to the effect of acquisitions on our legal structure
- Incur large write-offs and restructuring and other related expenses
- Become subject to intellectual property or other litigation

Mergers and acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control, and no assurance can be given that our previous or future acquisitions will be successful and will not materially harm our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. In addition, our effective tax rate for future periods is uncertain and could be impacted by mergers and acquisitions. Risks described with respect to new product development also apply to acquisitions.

Entrance into new or developing markets exposes us to additional competition and will likely increase demands on our service and support operations.

As we focus on new market opportunities and key priority areas, such as AI, cloud, and cybersecurity, we compete with companies of all sizes. Several of our competitors may have greater resources, including technical and engineering resources, than we do. Additionally, as customers complete infrastructure deployments, they may require greater levels of service, support, and financing than we have provided in the past, especially in emerging countries. Demand for these types of service, support, or financing contracts may increase in the future. There can be no assurance that we can provide products, service, support, and financing to effectively compete for these market opportunities. Further, entry into other markets has subjected and will subject us to additional risks, particularly to those markets, including the effects of general market conditions and reduced consumer confidence. For example, as we add direct selling capabilities globally to meet changing customer demands, we will face increased legal and regulatory requirements.

If we do not successfully manage our strategic alliances, we may not realize the expected benefits from such alliances, and we may experience increased competition or delays in product development.

We have several strategic alliances with large and complex organizations and other companies with which we work to offer complementary products and services. These arrangements are generally limited to specific projects, the goal of which is generally to facilitate product compatibility and adoption of industry standards. There can be no assurance we will realize the expected benefits from these strategic alliances or from joint ventures. If successful, these relationships may be mutually beneficial and result in industry growth. However, alliances carry an element of risk because, in most cases, we must compete in some business areas with a company with which we have a strategic alliance and, at the same time, cooperate with that company in other business areas. Also, if these companies fail to perform or if these relationships fail to materialize as expected, we could suffer delays in product development or other operational difficulties. Joint ventures can be difficult to manage, given the potentially different interests of joint venture partners.

Product quality problems could lead to reduced revenue, gross margins, and net income.

We produce highly complex products that incorporate leading-edge technology, including both hardware and software. Software typically contains bugs or other quality or reliability problems that can unexpectedly interfere with its intended operations or the intended operation of the systems in which our software is installed. There can be no assurance that our pre-shipment or pre-release testing programs will be adequate to detect all defects, either ones in individual products or ones that could affect numerous shipments, which might interfere with customer satisfaction, reduce sales opportunities, or affect gross margins. From time to time, we have had to replace certain components and provide remediation in response to the discovery of defects or bugs in products that we had shipped. There can be no assurance that such remediation, depending on the product involved, would not have a material impact. An inability to cure a product defect or bug could result in the failure of a product line, temporary or permanent withdrawal from a product or market, damage to our reputation, inventory costs, product reengineering expenses or legal liability, any of which could materially harm our revenue, margins, and net income.

Due to the global nature of our operations, political or economic changes or other factors in a specific country or region could harm our operating results and financial condition.

We conduct significant sales and customer support operations in countries around the world. As such, our growth depends in part on our increasing sales into emerging countries. We also depend on non-U.S. operations of our contract manufacturers, component suppliers and distribution partners. Our business in emerging countries in the aggregate experienced a decline in orders in certain prior periods. We continue to assess the sustainability of any improvements in our business in these countries and there can be no assurance that our investments in these countries will be successful. Our future results could be negatively impacted by a variety of political, economic or other factors relating to our operations inside and outside the United States, any or all of which could materially harm our operating results and financial condition, including the following: impacts from global central bank monetary policy; issues related to the political relationship between the United States and other countries that can affect regulatory matters, affect the willingness of customers in those countries to purchase products from companies headquartered in the United States or affect our ability to procure components if a government body were to deny us access to those components; government-related disruptions or shutdowns; the challenging and inconsistent global macroeconomic environment; foreign currency exchange rates; geopolitical tensions (including China-Taiwan relations); political or social unrest; economic instability or weakness or natural disasters in a specific country or region, including economic challenges in China and global economic ramifications of Chinese economic difficulties; environmental protection regulations (including new laws and regulations related to climate change); trade protection measures, such as tariffs; other legal and regulatory requirements, some of which may affect our ability to import our products to, export our products from, or sell our products in various countries or affect our ability to procure components; political considerations that affect service provider and government spending patterns; health or similar issues, including pandemics or epidemics; difficulties in staffing and managing international operations; and adverse tax consequences, including imposition of withholding or other taxes on our global operations.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets, which could result in material losses.

Most of our sales are on an open credit basis, with typical payment terms of 30 days in the United States, and, because of local customs or conditions, longer in some markets outside the United States. Beyond our open credit arrangements, we have also experienced demands for customer financing and facilitation of leasing arrangements. Our loan financing arrangements may include not only financing the acquisition of our products and services but also providing additional funds for other costs associated with network installation and integration of our products and services. Our exposure to the credit risks relating to our financing activities may increase if our customers are negatively impacted by a global economic downturn or periods of economic uncertainty. There can be no assurance that programs we have in place to monitor and mitigate credit risks will be effective. In the past, there have been significant bankruptcies among customers both on open credit and with loan or lease financing arrangements, particularly among Internet businesses and service providers, causing us to incur economic or financial losses. There can be no assurance that additional losses will not be incurred. Although these losses have not been material to date, future losses, if incurred, could materially harm our business, operating results, or financial condition. Additionally, to the degree that turmoil in the credit markets makes it more difficult for some customers to obtain financing, those customers' ability to pay could be adversely impacted, which in turn could materially harm our business, operating results, and financial condition.

We are exposed to fluctuations in the market values of our portfolio investments and in interest rates; impairment of our investments could harm our earnings.

We maintain an investment portfolio of various holdings, types, and maturities. Our portfolio includes available-for-sale debt investments and equity investments, the values of which are subject to market price volatility. If such investments suffer market price declines, as we experienced with some of our investments in the past, we may recognize in earnings the decline in the fair value of our investments below their cost basis. Our privately held investments are subject to risk of loss of investment capital. These investments are inherently risky because the markets for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies. For information regarding the market risks associated with the fair value of portfolio investments and interest rates, refer to the section titled "Quantitative and Qualitative Disclosures About Market Risk."

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates, including emerging market currencies which can have extreme currency volatility. An increase in the value of the dollar could increase the real cost to our customers of our products in those markets outside the United States where we sell in dollars and a weakened dollar could increase the cost of local operating expenses and procurement of raw materials to the extent that we must purchase components in foreign currencies. These exposures may change over time as business practices evolve, and they could materially harm our financial results and cash flows.

Failure to retain and recruit key personnel would harm our ability to meet key objectives.

Our success has always depended in large part on our ability to attract and retain highly skilled technical, managerial, sales, and marketing personnel. Competition for such personnel is intense, especially in the Silicon Valley area of Northern California and other major United States locations. Stock incentive plans are designed to reward employees for their long-term contributions and provide incentives for them to remain with us. Volatility or lack of positive performance in our stock price or equity incentive awards, or changes to our overall compensation program, including our stock incentive program, resulting from the management of share dilution and share-based compensation expense or otherwise, may also negatively impact our ability to retain key employees. As a result of one or more of these factors, we may increase our hiring in geographic areas outside the United States, which could subject us to additional geopolitical and exchange rate risk. The loss of services of any of our key personnel; the inability to retain and attract qualified personnel in the future; or delays in hiring required personnel, particularly in engineering and sales fields, could make it difficult to meet key objectives, such as timely and effective product introductions. In addition, companies in our industry whose employees accept positions with competitors frequently claim that competitors have engaged in improper hiring practices. We have received these claims in the past and may receive additional claims in the future.

Adverse resolution of claims, litigation or governmental investigations may harm our operating results or financial condition.

We are a party to a variety of claims, litigation and governmental investigations in the normal course of our business. Claims, litigation and governmental investigations may arise from a wide variety of business practices and initiatives, including major new product releases, significant business transactions, warranty or product claims, employment practices, and regulation. Any claim, litigation or governmental investigation can be costly, lengthy, and disruptive to normal business operations. For example, on August 26, 2025, we settled a legal dispute with a supplier relating to purchase obligations arising under long-term supply arrangements, which resulted in a charge to product cost of sales, which is described in Note 21 to the Consolidated Financial Statements. Moreover, the results of complex legal proceedings are difficult to predict, and management's view of these matters may change in the future. An unfavorable resolution of claims, litigation or governmental investigations could materially harm our business, operating results, or financial condition. For additional information regarding certain of the matters in which we are involved, see Note 14 to the Consolidated Financial Statements, subsection (f) "Legal Proceedings."

Our operating results may be negatively impacted and damage to our reputation may occur due to the production and sale of counterfeit versions of our products.

As is the case with leading products around the world, our products are subject to efforts by third parties to produce counterfeit versions of our products. While we work diligently with law enforcement authorities in various countries to block the manufacture of counterfeit goods and to interdict their sale, and to detect counterfeit products in customer networks, and have succeeded in prosecuting counterfeiters and their distributors, resulting in fines, imprisonment and restitution to us, there can be no guarantee that such efforts will succeed. While counterfeiters often aim their sales at customers who might not have otherwise purchased our products due to lack of verifiability of origin and service, such counterfeit sales, to the extent they replace otherwise legitimate sales, could negatively impact our operating results.

Changes in our provision for income taxes or adverse outcomes resulting from examination of our income tax returns could negatively impact our results.

Our provision for income taxes is subject to volatility and could be negatively impacted by earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates; by changes in the valuation of our deferred tax assets and liabilities; by changes to foreign-derived intangible income, global intangible low-tax income and base erosion and anti-abuse tax, research and development capitalization and amortization, and corporate alternative minimum tax laws, regulations, or interpretations thereof; by expiration of or lapses in tax incentives; by transfer pricing adjustments, including the effect of acquisitions on our legal structure; by tax effects of nondeductible compensation; by tax costs related to intercompany realignments; by changes in accounting principles; or by changes in tax laws and regulations, treaties, or interpretations thereof, including changes to the taxation of earnings of our foreign subsidiaries, the deductibility of expenses attributable to foreign income, and the foreign tax credit rules. Significant judgment is required to determine the recognition and measurement attribute prescribed in the accounting guidance for uncertainty in income taxes. The Organisation for Economic Co-operation and Development (OECD), an international association comprised of 38 countries, including the United States, has made changes, including a Pillar Two framework that imposes a minimum tax rate of 15% in each taxing jurisdiction, and is contemplating additional changes to numerous long-standing tax principles. There can be no assurance that these changes and any contemplated changes if finalized, once adopted by countries, will not have an adverse impact on our provision for income taxes. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries was subject to reduced tax rates. Our failure to meet these commitments could adversely impact our provision for income taxes. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our operating results and financial condition.

Our business and operations are especially subject to the risks of earthquakes, floods, and other natural catastrophic events (including as a result of global climate change.

Our corporate headquarters, including certain of our research and development operations are located in the Silicon Valley area of Northern California, a region known for seismic activity. Additionally, a certain number of our facilities are located near rivers that have experienced flooding in the past. Also certain of our customers, suppliers and logistics centers are located in regions that have been or may be affected by earthquake, tsunami and flooding or other weather-related activity which in the past has disrupted, and in the future could disrupt, the flow of supply chain components and delivery of products. In addition, global climate change may result in significant natural disasters occurring more frequently and/or with greater intensity, such as drought, wildfires, storms, sea-level rise, changing precipitation, and flooding. We have not to date experienced a material event as a result of these kinds of natural disasters; however, the occurrence of any such event in the future could materially harm our business, operating results, and financial condition.

Terrorism, war, and other events may harm our business, operating results and financial condition.

The continued threat of terrorism and heightened security and military action in response thereto, or any other current or future acts of terrorism, war (such as the on-going Russia-Ukraine war and Middle East conflicts and wars), and other events (such as economic sanctions, trade restrictions and reactions of the governments, markets and the general public, including the sanctions and restrictions related to the on-going Russia-Ukraine war) may cause further disruptions to the economies of the United States and other countries and create further uncertainties or could otherwise negatively impact our business, operating results, and financial condition. Likewise, events such as loss of infrastructure and utilities services such as energy, transportation, or telecommunications could have similar negative impacts. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, our business, operating results, and financial condition could be materially harmed.

There can be no assurance that our operating results and financial condition will not be negatively impacted by our incurrence of debt.

As of the end of fiscal 2025, we have senior unsecured notes outstanding in an aggregate principal amount of $24.8 billion that mature at specific dates from calendar year 2026 through 2064. We have also established a commercial paper program under which we may issue short-term, unsecured commercial paper notes on a private placement basis up to a maximum aggregate amount outstanding at any time of $15.0 billion, and we had $3.5 billion in commercial paper notes outstanding under this program as of July 26, 2025. There can be no assurance that our incurrence of this debt or any future debt, including any additional debt to refinance maturing debt, will be a better means of providing liquidity to us than would our use of our existing cash resources. Further, we cannot be assured that our maintenance of this indebtedness or incurrence of future indebtedness will not negatively impact our operating results or financial condition. In addition, changes by any rating agency to our credit rating can negatively impact the value and liquidity of both our debt and equity securities, as well as the terms upon which we may borrow under our commercial paper program or future debt issuances.

Our reputation and/or business could be negatively impacted by matters relating to environmental, social, and governance and/or our reporting of such matters.

We are subject to evolving and sometimes conflicting, laws, regulations, policies, and investor and other stakeholder expectations concerning environmental, social, and governance matters, such as environmental sustainability and climate change, both in the United States and internationally. Any initiatives, goals, or commitments we disclose in this regard involve risks and uncertainties and could be difficult to achieve and costly to implement. For example, in September 2021, we announced our goal to achieve net zero across all scopes of greenhouse gas emissions by 2040, the achievement of which relies, in large part, on the accuracy of our estimates and assumptions around the enhanced power efficiency of our products, the adoption of renewable energy at customer and supplier sites, and the adoption of certain of our products and services by our customers. We could fail to achieve, or be perceived to fail to achieve, our 2040 net zero goal or other initiatives, goals, or commitments. In addition, in a climate where there are changing and increasingly divergent views on where our focus should be on these matters, our initiatives, goals, or commitments, or any revisions to them, are often criticized and the accuracy, adequacy, or completeness of such disclosures challenged. Our actual or perceived failure to achieve our initiatives, goals, or commitments, or otherwise successfully manage investor or other stakeholder expectations on these matters, could negatively impact our reputation or otherwise harm our business.

Risks Related to Intellectual Property

Our proprietary rights may prove difficult to enforce.

We generally rely on patents, copyrights, trademarks, and trade secret laws to establish and maintain proprietary rights in our technology and products. Although we have been issued numerous patents and other patent applications are currently pending, there can be no assurance that any of these patents or other proprietary rights will not be challenged, invalidated, or circumvented or that our rights will, in fact, provide competitive advantages to us. Furthermore, many key aspects of our technology are governed by industry-wide standards, which are usable by all market entrants. In addition, there can be no assurance that patents will be issued from pending applications or that claims allowed on any patents will be sufficiently broad to protect our technology. Additionally, some U.S. governmental entities and courts have expressed a position that U.S. copyright and patent protection should be limited to protecting inventions and works of authorship created by humans. Therefore, U.S. copyright or patent protection for inventions or works developed in part or wholly by generative AI tools may be limited, or not available at all. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. The outcome of any actions taken in these foreign countries may be different than if such actions were determined under the laws of the United States. Although we are not dependent on any individual patents or group of patents for particular segments of the business in which we compete, if we are unable to protect our proprietary rights to the totality of the features (including aspects of products protected other than by patent rights) in a market, we may find ourselves at a competitive disadvantage to others who need not incur the substantial expense, time, and effort required to create innovative products that have enabled us to be successful.

We may be found to infringe on intellectual property rights of others.

Third parties, including customers, have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark, and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions, particularly in the United States. Because of the existence of a large number of patents in the information technology field, the secrecy of some pending patents, and the rapid rate of issuance of new patents, it is not economically practical or even possible to determine in advance whether a product or any of its components infringes or will infringe on the patent rights of others. The asserted claims and/or initiated litigation can include claims against us or our manufacturers, suppliers, or customers, alleging infringement of their proprietary rights with respect to our existing or future products or components of those products. Regardless of the merit of these claims, they can be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a non-infringing technology or enter into license agreements. Where claims are made by customers, resistance even to unmeritorious claims could damage customer relationships. There can be no assurance that licenses will be available on acceptable terms and conditions, if at all, or that our indemnification by our suppliers will be adequate to cover our costs if a claim were brought directly against us or our customers. Furthermore, because of the potential for high court awards, including injunctive relief, that are not necessarily predictable, it is not unusual to find even arguably unmeritorious claims settled for significant amounts. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a customer with respect to a claim against the customer, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results, and financial condition could be materially harmed. For additional information regarding our indemnification obligations, see Note 14(e) to the Consolidated Financial Statements contained in this report. Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. Further, in the past, third parties have made infringement and similar claims after we have acquired technology that had not been asserted prior to our acquisition.

We rely on the availability of third-party licenses.

Many of our commercial offerings are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could materially harm our business, operating results, and financial condition. Moreover, the inclusion in our commercial offerings of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

Risks Related to Cybersecurity, Privacy, and Regulatory Requirements

Cyber attacks, data breaches or other incidents impacting our solutions and IT environment may disrupt our operations, harm our operating results and financial condition, and damage our reputation or otherwise materially harm our business; and cyber attacks, data breaches or other incidents on our customers' or third-party providers' networks, or in third-party products we use, could result in claims of liability against us, give rise to legal and/or regulatory action, damage our reputation or otherwise materially harm our business.

We experience cyber attacks and other attempts to gain unauthorized access on a regular basis to (i) our products and services (together, our "solutions") and (ii) the servers, data centers, networks, systems, and cloud-based services operated or enabled by us, or by third parties upon which we rely, on or through which our and third-party data are stored, processed, or can be accessed (collectively, our "IT environment"). We anticipate continuing to be increasingly subject to such attempts as cyber attacks become more sophisticated and difficult to predict and protect against. Furthermore, the emergence and maturation of AI capabilities has led to new and/or more effective methods of cyber attacks. Despite our active implementation of security and other measures, our solutions and IT environment have been, and continue to be, vulnerable to cyber attacks, incidents, data breaches, malware, inadvertent error, disruptions, failures, physical security breaches, tampering or other theft or misuse, including by employees, contingent workers, and malicious actors. Additionally, nation-state actors or their agents have in the past successfully attacked our IT environment and have also exploited vulnerabilities in our solutions to carry out attacks, and we anticipate that these attacks and the exploitation of vulnerabilities in our solutions will continue and may intensify during periods of diplomatic or armed conflict or other geopolitical tensions. Further, a cyber attack, vulnerability exploitation, or other incident could go undetected and persist in our environments, or those of our customers or third-party providers upon which we rely, for extended periods. Cyber-related events have caused, and in the future could result in, compromise to, or the disruption of access to, the operation of our solutions and IT environment or those of our customers or third-party providers upon which we rely, or result in confidential information stored on our systems or our customers' or other third-party systems being improperly accessed, processed, disclosed now (or in the future), or being lost or stolen. Efforts to limit the ability of malicious actors to disrupt the operations of the Internet or undermine our security efforts are costly to implement and may not be successful. Breaches of security in our IT environment, our customers' or third-party providers' networks, or in third-party products we use, regardless of whether the breach is attributable to a vulnerability in our solutions, a failure by us to timely mitigate or apply a security fix for products we use that are found vulnerable, or a failure to maintain the digital security infrastructure or security tools that protect the integrity of our solutions and IT environment, could, in each case, result in claims of legal and/or regulatory action against us, damage our reputation or otherwise materially harm our business. The occurrence of a cyber attack, data breach or other incident could subject us to direct or indirect liability to our customers, data subjects, suppliers, business partners, employees, and others, give rise to legal and/or regulatory action, could damage our reputation or could otherwise negatively impact our business, any of which could materially harm our business, operating results, and financial condition.

Vulnerabilities and critical security defects, prioritization decisions regarding remedying vulnerabilities or security defects, failure of third-party providers to remedy vulnerabilities or security defects, or customers not deploying security updates in a timely manner or deciding not to upgrade our solutions to those with security updates or security enhancements applied could result in claims of liability against us, damage our reputation, or otherwise materially harm our business.

The products and services (together, our "solutions") we sell to customers, and the cloud-based services operated or enabled by us, or by third parties upon which we rely, inevitably contain vulnerabilities or security defects (despite our efforts to prevent and detect them through secure development lifecycle practices, testing, or other means), which have not been remedied or cannot be disclosed without compromising security. We also make prioritization decisions in determining which vulnerabilities or security defects to fix and the timing of these fixes. Even when we prioritize a vulnerability or security defect, in certain instances it has taken, and in the future could take, time for us to develop and test a remedy and the remedy may ultimately be insufficient to fully fix the issue or may be found to create other issues. In addition, workarounds or other mitigation efforts in certain instances have not been, and in the future may not be, available or sufficient to protect customers prior to a security update being made available. Vulnerabilities can persist even after we have issued security updates if we have not identified and addressed the root cause of a particular vulnerability, if customers have not installed the most recent updates, if the attackers exploited the vulnerabilities before a security update is applied (such as to install additional malware to further compromise customers' systems), or if a previously patched vulnerability is inadvertently reintroduced due to a security regression during future development or a changed deployment. Additionally, customers may also desire to test security updates before they can be deployed which can delay implementation. When customers do not deploy security updates in a timely manner, use solutions that are end of life and no longer receive security updates, decide not to upgrade to the latest versions of our solutions containing security updates or security enhancements, configure our solutions in insecure ways, or fail to sufficiently monitor activity on those solutions, they are left vulnerable. In addition, we rely on third-party providers of software (including open source) and cloud-based services on which our and third-party data is stored or processed, and we cannot control the timing at which third-party providers remedy vulnerabilities, which could leave us vulnerable. Failure to comply with internal security policies and standards, including secure development lifecycle practices, failure to prevent or promptly mitigate vulnerabilities and security defects, prioritization errors in remedying vulnerabilities or security defects, failure of third-party providers to remedy vulnerabilities or security defects, or customers not deploying security updates in a timely manner, deciding not to upgrade solutions, or configuring our solutions in insecure ways could, in each case, result in claims of legal and/or regulatory action against us, damage our reputation, or otherwise materially harm our business.

Our actual or perceived failure to adequately protect and appropriately use data could result in claims of legal and/or regulatory action against us, damage our reputation, or otherwise materially harm our business.

Global privacy and data protection-related laws and regulations, including cybersecurity laws, are evolving, extensive, and complex. Compliance with these laws and regulations is difficult and costly. In addition, evolving legal requirements restricting or controlling the collection, processing, use or cross-border transmission of data, including regulation of cloud-based services, could materially affect our customers' ability to use, and our ability to sell, our products and services. The interpretation and application of these laws in some instances is uncertain, and our legal and regulatory obligations are subject to frequent changes. For example, the European Union's ("EU") General Data Protection Regulation ("GDPR") applies to our activities conducted from an establishment in the EU or related to products and services offered in the EU and imposes a range of compliance obligations regarding the handling of personal data for both ourselves and our customers. Additionally, we are subject to California's Consumer Privacy Act, Singapore's Personal Data Protection Act, and other laws, regulations, and obligations around the world that govern the handling of personal data. Our actual or perceived failure to comply with applicable laws and regulations or other obligations relating to the use of data and protecting data from unauthorized access, use, or other processing, could subject us to claims of liability, or give rise to legal and/or regulatory action, damage our reputation, and/ or otherwise negatively impact our business, any of which could materially harm our operating results and financial condition.

Our business, operating results, and financial condition could be materially harmed by evolving regulatory uncertainty or obligations applicable to our products and services.

Changes in regulatory requirements applicable to the industries and sectors in which we operate, in the United States and in other countries, could materially affect the sales and use of our products and services. In particular, economic sanctions and changes to export and import control requirements have impacted and may continue to impact our ability to sell and support our products and services in certain jurisdictions. In addition, changes in telecommunications regulations could impact our service provider customers' purchase of our products and services, and they could also impact sales of our own regulated offerings. Government and other customers' procurement policies, priorities, regulations, technology initiatives and/or other obligations often give rise to evolving privacy, cybersecurity, operational resilience, data governance, or other requirements; the failure or delay in meeting and maintaining compliance with such requirements could negatively impact our business, including by limiting our ability to sell products and services, directly or indirectly, to public sector, critical infrastructure, and other customers. Additional areas of uncertainty that could impact sales of our products and services include laws, regulations, or customer procurement requirements related to encryption technology, data, AI, privacy, cybersecurity, operational resilience, environmental sustainability (including climate change), human rights, product certification, product and digital accessibility, country of origin, and national security and other security controls applicable to our offerings and supply chain. Changes in regulatory requirements or our actual or perceived failure to comply (or to enable our customers to comply when using our offerings) with applicable laws, regulations, or other obligations could materially harm our business, operating results, and financial condition.

Risks Related to Ownership of Our Stock

Our stock price may be volatile.

Historically, our common stock has experienced substantial price volatility, particularly as a result of variations between our actual financial results and the published expectations of analysts and as a result of announcements by our competitors and us. Furthermore, speculation in the press or investment community about our strategic position, financial condition, results of operations, business, security of our products, or significant transactions can cause changes in our stock price. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, in particular, and that have often been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions and the announcement of proposed and completed acquisitions or other significant transactions, or any difficulties associated with such transactions, by us or our current or potential competitors, may materially harm the market price of our common stock in the future. Additionally, volatility, lack of positive performance in our stock price or changes to our overall compensation program, including our stock incentive program, may negatively impact our ability to retain key employees, virtually all of whom are compensated, in part, based on the performance of our stock price.

Item 1B.   **Unresolved Staff Comments**

None.

Item 1C.   Cybersecurity

We recognize the critical importance of maintaining the trust and confidence of our customers, employees, and other stakeholders. To help mitigate the cybersecurity risks that we face, we maintain processes for identifying, assessing, and managing such risks.

Our incident response functions, which include our Security and Trust Organization ("S&TO") under the leadership of our Chief Security and Trust Officer, have established internal policies, processes, and procedures to monitor, detect, investigate, respond to, and escalate management of internal and external cybersecurity threats and incidents. We maintain policies and procedures for the escalation of cybersecurity incidents, assessed as potentially being or becoming material, to designated members of our senior management for further assessment. We also, as necessary, inform our independent registered public accounting firm of significant cybersecurity matters and any relevant developments.

To help identify, assess, and mitigate cybersecurity threats that we face to our business, S&TO, in addition to its own capabilities, partners with Cisco's Talos Threat Intelligence Group and third parties, including governments and peer companies, to share and receive threat intelligence and other information. S&TO actively monitors for and evaluates cybersecurity vulnerabilities, threats, and incidents observable on the Internet and the dark web. In addition to monitoring risks from threats to our own business, we operate third-party risk management programs to help identify and manage risks from cybersecurity threats arising from third-party suppliers and service providers on which we rely. These programs leverage on-going security-focused risk assessments based on industry practices, audits, and contractual requirements.

We strive to embed security into our products and services through the Cisco Secure Development Lifecycle (CSDL). The CSDL introduces security and privacy considerations throughout the lifecycle of our products and services. In addition, S&TO advises business units and functional areas on addressing cybersecurity risks and monitors initiatives to mitigate and manage such risks over time. Our business units or functional areas are responsible for managing risks and ensuring that security policies and standards are implemented within the respective business unit or function. S&TO also conducts mandatory cybersecurity training for our employees and provides employees with tools to report suspected incidents.

S&TO engages third parties in connection with our cybersecurity risk management processes, including cybersecurity consultants and auditors, to conduct evaluations of our IT security controls and provide certifications for industry-standard security frameworks. In addition, we maintain a global privacy program to assess and manage privacy risks related to how we are collecting, using, sharing, and storing personal data, which is subject to assessment by an independent, third-party privacy assessor.

Our Chief Security and Trust Officer, who reports to our Executive Vice President, Operations, works collaboratively across our business to implement policies and procedures designed to protect our IT environment and our products and services from cybersecurity threats, and to promptly respond to cybersecurity incidents in accordance with our incident response policies and procedures. Our Chief Security and Trust Officer has extensive cybersecurity experience and has served in various roles in information technology and information security for over 25 years.

The Chief Security and Trust Officer provides regular reports on the status of cybersecurity risks, priorities, and focus areas to our executive leadership team. In addition, information on cybersecurity risks is further integrated into our broader enterprise risk management program through our internal audit function, which incorporates such information in regular audits of our cybersecurity and data protection controls and processes.

Our Board of Directors oversees risks related to cybersecurity threats to our business directly and through its Audit Committee. The Audit Committee receives regular reports on cybersecurity risks, priorities, and focus areas from our Chief Security and Trust Officer at least four times a year and receives a live presentation at least twice a year. Our Board of Directors also regularly receives updates from the Audit Committee on its oversight activities and, on occasion, receives updates directly from our Chief Security and Trust Officer. Additionally, the Chief Security and Trust Officer provides more frequent updates to the Board of Directors and Audit Committee if necessary due to a cybersecurity threat, incident, or other development.

As of the date of this Annual Report on Form 10-K, we do not believe our business, operating results, or financial condition have been materially affected by cybersecurity risks, including as a result of previously identified cybersecurity incidents. For more information on our cybersecurity related risks, see "Item 1A. Risk Factors" of this Annual Report on Form 10-K.

Item 2.   Properties

Our corporate headquarters are located at an owned site in San Jose, California, in the United States of America. The locations of our headquarters by geographic segment are as follows:

Americas	EMEA	APJC
San Jose, California, USA	Amsterdam, Netherlands	Singapore

In addition to our headquarters site, we own additional sites in the United States, which include facilities in the surrounding areas of San Jose, California; Research Triangle Park, North Carolina; and Richardson, Texas. In addition, we lease office space in many U.S. locations.

Outside the United States our operations are conducted primarily in leased sites. Other significant sites (in addition to the two non-U.S. headquarters locations) are located in Australia, Belgium, Canada, China, Germany, India, Israel, Norway, Poland, and the United Kingdom.

We believe that our existing facilities, including both owned and leased, are in good condition and suitable for the conduct of our business.

Item 3.   Legal Proceedings

For a description of pending legal proceedings in which we are involved, see Note 14 "Commitments and Contingencies - (f) Legal Proceedings" of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities**

(a) Cisco common stock is traded on the Nasdaq Global Select Market under the symbol CSCO. There were 30,790 registered stockholders as of August 28, 2025.

(b) None.

(c) Issuer purchases of equity securities (in millions, except per-share amounts):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
April 27, 2025 to May 24, 2025	7	$ 60.71	7	$ 15,023
May 25, 2025 to June 21, 2025	5	$ 64.63	5	$ 14,659
June 22, 2025 to July 26, 2025	7	$ 68.36	7	$ 14,174
Total	19	$ 64.65	19	

On September 13, 2001, we announced that our Board of Directors had authorized a stock repurchase program. As of July 26, 2025, the remaining authorized amount for stock repurchases under this program is approximately $14.2 billion with no termination date.

For the majority of restricted stock units granted, the number of shares issued on the date the restricted stock units vest is net of shares withheld to meet applicable tax withholding requirements. Although these withheld shares are not issued or considered common stock repurchases under our stock repurchase program and therefore are not included in the preceding table, they are treated as common stock repurchases in our financial statements as they reduce the number of shares that would have been issued upon vesting (see Note 15 to the Consolidated Financial Statements).

Stock Performance Graph

The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that Cisco specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph shows a five-year comparison of the cumulative total stockholder return on Cisco common stock with the cumulative total returns of the S&P 500 Index, and the S&P Information Technology Index. The graph tracks the performance of a $100 investment in the Company's common stock and in each of the indexes (with the reinvestment of all dividends) on the date specified. Stockholder returns over the indicated period are based on historical data and should not be considered indicative of future stockholder returns.

**Comparison of 5-Year Cumulative Total Return Among Cisco Systems, Inc.,
the S&P 500 Index, and the S&P Information Technology Index**



	July 2020	July 2021	July 2022	July 2023	July 2024	July 2025
Cisco Systems, Inc.	$ 100.00	$ 123.13	$ 103.83	$ 123.09	$ 116.78	$ 172.19
S&P 500	$ 100.00	$ 108.39	$ 150.48	$ 143.50	$ 161.94	$ 232.22
S&P Information Technology	$ 100.00	$ 147.03	$ 138.92	$ 176.00	$ 235.11	$ 292.59

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Annual Report on Form 10-K, including this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "momentum," "seeks," "estimates," "continues," "endeavors," "strives," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those under "Part I, Item 1A. Risk Factors," and elsewhere herein. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

OVERVIEW

Cisco designs and sells a broad range of technologies that help to power, secure, and draw insights from the Internet. We are incorporating artificial intelligence (AI) into our product portfolios across networking, security, collaboration and observability as well as integrating our products more tightly together. We are simplifying how our technology is delivered, managed and optimized and helping customers maximize the business value of their technology investments.

A summary of our results is as follows (in millions, except percentages and per-share amounts):

	Three Months Ended			Years Ended		
	July 26, 2025	July 27, 2024	Variance	July 26, 2025	July 27, 2024	Variance
Revenue	$14,673	$13,642	8 %	$56,654	$53,803	5 %
Gross margin percentage	63.2 %	64.4 %	(1.2) pts	64.9 %	64.7 %	0.2 pts
Research and development	$ 2,380	$ 2,179	9 %	$ 9,300	$ 7,983	16 %
Sales and marketing	$ 2,818	$ 2,841	(1)%	$10,966	$10,364	6 %
General and administrative	$ 706	$ 763	(8)%	$ 2,992	$ 2,813	6 %
Total R&D, sales and marketing, general and administrative	$ 5,904	$ 5,783	2 %	$23,258	$21,160	10 %
Total as a percentage of revenue	40.2 %	42.4 %	(2.2) pts	41.1 %	39.3 %	1.8 pts
Restructuring and other charges included in operating expenses	$ 35	$ 112	(69)%	$ 744	$ 789	(6)%
Operating income as a percentage of revenue	21.0 %	19.2 %	1.8 pts	20.8 %	22.6 %	(1.8) pts
Interest and other income (loss), net	$ (88)	$ (222)	(60)%	$ (660)	$ 53	NM
Income tax percentage	15.0 %	9.8 %	5.2 pts	8.3 %	15.6 %	(7.3) pts
Net income	$ 2,550	$ 2,162	18 %	$10,180	$10,320	(1)%
Net income as a percentage of revenue	17.4 %	15.8 %	1.6 pts	18.0 %	19.2 %	(1.2) pts
Earnings per share—diluted	$ 0.64	$ 0.54	19 %	$ 2.55	$ 2.54	— %

Percentages may not recalculate due to rounding.

NM — Not meaningful

Fiscal 2025 Compared with Fiscal 2024

In fiscal 2025, we delivered strong revenue growth across all geographies and solid margins as we saw a positive demand environment. Total revenue increased by 5% compared with fiscal 2024. Our results for fiscal 2025 include a full year of Splunk's results compared to approximately four months for fiscal 2024. Within total revenue, product revenue increased by 6% and services revenue increased by 3%. In fiscal 2025, total software revenue was $22.3 billion, an increase of 21%, driven by the contribution of Splunk. Total subscription revenue increased 15%, driven by the contribution of Splunk.

Total gross margin increased by 0.2 percentage points. Product gross margin increased by 0.2 percentage points, driven by benefits from Splunk and productivity improvements, partially offset by negative impacts from pricing, a charge as a result of a legal dispute with a supplier, and the amortization of purchased intangible assets primarily related to Splunk. As a percentage of revenue, research and development, sales and marketing, and general and administrative expenses, collectively, increased by 1.8 percentage points. Operating income as a percentage of revenue decreased by 1.8 percentage points primarily due to increases in amortization of purchased intangible assets and share-based compensation expense in fiscal 2025, and a charge in the fourth quarter of fiscal 2025 as a result of a legal dispute with a supplier. Diluted earnings per share was flat compared with fiscal 2024.

In terms of our geographic segments, revenue from the Americas increased by $1.7 billion, EMEA revenue increased by $0.7 billion and revenue in our APJC segment increased by $0.5 billion. From a customer market perspective, product revenue growth was led by the enterprise market and the service provider and cloud market. The revenue increase in our service provider and cloud market was driven by AI infrastructure revenue from webscale customers. From a product category perspective, the product revenue increased 6% year over year, driven by a growth in revenue in Security of 59%, Observability of 26%, and Collaboration of 1%, partially offset by a decline in Networking of 3%. The product revenue growth in Security and Observability were each driven in large part by the contribution of Splunk.

We continue to operate in a highly competitive environment, and one that is complex especially with respect to tariffs and trade policy. We plan to continue to invest in key priority areas with the objective of driving profitable growth over the long term. We remain focused on delivering innovation across our technologies to assist our customers in executing on their digital transformations and on accelerating innovation across our portfolio. We believe that we are making progress on our strategic priorities.

Fourth Quarter Snapshot

For the fourth quarter of fiscal 2025, as compared with the fourth quarter of fiscal 2024, total revenue increased by 8%. Within total revenue, product revenue increased by 10% and services revenue was flat. With regard to our geographic segment performance, on a year-over-year basis, revenue in Americas increased by 9%, EMEA increased by 4% and APJC increased by 7%. From a product category perspective, we experienced product revenue growth in Networking, Security, Observability, and Collaboration. Total gross margin decreased by 1.2 percentage points, driven primarily by a charge as a result of a legal dispute with a supplier. As a percentage of revenue, research and development, sales and marketing, and general and administrative expenses, collectively, decreased by 2.2 percentage points. Operating income as a percentage of revenue increased by 1.8 percentage points primarily driven by lower amortization of purchased intangible assets, lower restructuring and other charges, and a decrease in cash compensation expenses from acquisitions, partially offset by a charge as a result of a legal dispute with a supplier. Diluted earnings per share increased by 19%, primarily driven by the revenue increase and the increase in our operating margin percentage.

Strategy and Priorities

In today's digital-first world, businesses and organizations globally are deploying technology to pursue their strategic objectives, from accelerating growth to enhancing operational efficiency and fostering innovation. Our strategy is to securely connect everything to make those desired outcomes possible.

For a full discussion of our strategy and priorities, see "Item 1. Business."

Other Key Financial Measures

The following is a summary of our other key financial measures for fiscal 2025 compared with fiscal 2024 (in millions):

	Fiscal 2025	Fiscal 2024
Cash and cash equivalents and investments	$16,110	$17,854
Cash provided by operating activities	$14,193	$10,880
Remaining performance obligations	$43,533	$41,048
Repurchases of common stock—stock repurchase program	$5,995	$5,764
Dividends paid	$6,437	$6,384
Inventories	$3,164	$3,373
Total debt	$28,093	$30,962

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The accounting policies described below are significantly affected by critical accounting estimates. Such accounting policies require significant judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements, and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

We enter into contracts with customers that can include various combinations of products and services which are generally distinct and accounted for as separate performance obligations, resulting in contracts that may contain multiple performance obligations. We determine whether arrangements are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether our commitment to transfer the product or service to the customer is separately identifiable from other obligations in the contract. We classify our hardware, perpetual software licenses, and SaaS as distinct performance obligations. Term software licenses represent multiple obligations, which include software licenses and software maintenance. In transactions where we deliver hardware or software, we are typically the principal and we record revenue and costs of goods sold on a gross basis.

We recognize revenue upon transfer of control of promised goods or services in a contract with a customer in an amount that reflects the consideration we expect to receive in exchange for those products or services. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment, electronic delivery (or when the software is available for download by the customer), or once title and risk of loss has transferred to the customer. Transfer of control can also occur over time for software maintenance and services as the customer receives the benefit over the contract term. Our hardware and perpetual software licenses are distinct performance obligations where revenue is recognized upfront upon transfer of control. Term software licenses include multiple performance obligations where the term licenses are recognized upfront upon transfer of control, with the associated software maintenance revenue recognized ratably over the contract term as services and software updates are provided. SaaS arrangements do not include the right for the customer to take possession of the software during the term, and therefore have one distinct performance obligation which is satisfied over time with revenue recognized ratably over the contract term as the customer consumes the services. On our product sales, we record consideration from shipping and handling on a gross basis within net product sales. We record our revenue net of any associated sales taxes.

Revenue is allocated among these performance obligations in a manner that reflects the consideration that we expect to be entitled to for the promised goods or services based on standalone selling prices (SSP). SSP is estimated for each distinct performance obligation and judgment may be required in their determination. The best evidence of SSP is the observable price of a product or service when we sell the goods separately in similar circumstances and to similar customers. In instances where SSP is not directly observable, we determine SSP using information that may include market conditions and other observable inputs.

We assess relevant contractual terms in our customer contracts to determine the transaction price. We apply judgment in identifying contractual terms and determining the transaction price as we may be required to estimate variable consideration when determining the amount of revenue to recognize. Variable consideration includes potential contractual penalties and various rebate, cooperative marketing and other incentive programs that we offer to our distributors, channel partners and customers that we sell to directly. When determining the amount of revenue to recognize, we estimate the expected usage of these programs, applying the expected value or most likely estimate and update the estimate at each reporting period as actual utilization becomes available. We also consider the customers' right of return in determining the transaction price, where applicable. If actual credits received by customers under these programs were to deviate significantly from our estimates, which are based on historical experience, our revenue could be adversely affected.

See Note 3 to the Consolidated Financial Statements for more details.

Inventory Valuation and Liability for Purchase Commitments with Contract Manufacturers and Suppliers

Inventory is written down based on excess and obsolete inventories, determined primarily by future demand forecasts. Inventory write-downs are measured as the difference between the cost of the inventory and net realizable value, based upon assumptions about future demand, and are charged to the provision for inventory. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

We record a provision for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. Both provisions are a component of cost of sales.

Our total provisions for inventory and the liability related to purchase commitments with contract manufacturers and suppliers were $493 million, $819 million, and $730 million in fiscal 2025, 2024, and 2023, respectively. If there were to be a sudden and significant decrease in demand for our products, or a higher incidence of inventory obsolescence because of rapidly changing technology or customer requirements, then we could be required to increase our inventory write-downs and our liability for purchase commitments with contract manufacturers and suppliers, and accordingly our profitability, could be adversely affected. We regularly evaluate our exposure for inventory write-downs, and the adequacy of our liability for purchase commitments. For further discussion around the supply chain impacts and risks, see "—Results of Operations—Gross Margin —Supply Chain Impacts and Risks" and "—Liquidity and Capital Resources—Inventory Supply Chain" under Item 7 of this report.

Loss Contingencies

We are subject to the possibility of various losses arising in the ordinary course of business. We consider the likelihood of the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate information available to us to determine whether such accruals should be made or adjusted and whether new accruals are required.

Third parties, including customers, have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark, and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions, particularly in the United States. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results, and financial condition could be materially and adversely affected.

Valuation of Goodwill and Purchased Intangible Assets

Goodwill

Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques. Goodwill represents a residual value as of the acquisition date, which in most cases results in measuring goodwill as an excess of the purchase consideration transferred plus the fair value of any noncontrolling interest in the acquired company over the fair value of net assets acquired, including contingent consideration. We perform goodwill impairment tests on an annual basis in the fourth fiscal quarter and between annual tests in certain circumstances for each reporting unit. The assessment of fair value for goodwill and purchased intangible assets is based on factors that market participants would use in an orderly transaction in accordance with the guidance for the fair value measurement of nonfinancial assets.

In response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill. There was no impairment of goodwill in fiscal 2025, 2024, and 2023. For the annual impairment testing in fiscal 2025, the excess of the fair value over the carrying value for each of our reporting units was $56.5 billion for the Americas, $80.1 billion for EMEA, and $32.9 billion for APJC.

During the fourth quarter of fiscal 2025, we performed a sensitivity analysis for goodwill impairment with respect to each of our respective reporting units and determined that a hypothetical 10% decline in the fair value of each reporting unit would not result in an impairment of goodwill for any reporting unit.

Purchased Intangible Assets

The accounting for acquisitions requires significant estimates and judgments in the valuation of purchased intangible assets. Critical estimates used in the valuation of purchased intangible assets include, but are not limited to, the amount and timing of expected future cash flows, useful lives and discount rates. While our estimates of fair value are based on assumptions that are believed to be reasonable, these assumptions are inherently uncertain and unpredictable and would not reflect unanticipated events and circumstances that may occur.

We make judgments about the recoverability of purchased intangible assets with finite lives whenever events or changes in circumstances indicate that an impairment may exist. Recoverability of purchased intangible assets with finite lives is measured by comparing the carrying amount of the asset group to the future undiscounted cash flows the asset group is expected to generate. We review indefinite-lived intangible assets for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired. If the asset is considered impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Assumptions and estimates about future values and remaining useful lives of our purchased intangible assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Our ongoing consideration of all the factors described previously could result in impairment charges in the future, which could adversely affect our net income.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Our effective tax rates differ from the statutory rate, primarily due to the tax impact of state taxes, foreign operations, R&D tax credits, foreign-derived intangible income deductions, global intangible low-taxed income, tax audit settlements, nondeductible compensation, and international realignments. Our effective tax rate was 8.3%, 15.6%, and 17.7% in fiscal 2025, 2024, and 2023, respectively.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves due to changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, and the related net interest and penalties.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. If we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Our provision for income taxes is subject to volatility and could be adversely impacted by earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates; by changes in the valuation of our deferred tax assets and liabilities; by changes to foreign-derived intangible income deduction, global intangible low-tax income and base erosion and anti-abuse tax, research and development capitalization and amortization, and corporate alternative minimum tax laws, regulations, or interpretations thereof; by expiration of or lapses in tax incentives; by transfer pricing adjustments, including the effect of acquisitions on our legal structure; by tax effects of nondeductible compensation; by tax costs related to intercompany realignments; by changes in accounting principles; or by changes in tax laws and regulations, treaties, or interpretations thereof, including changes to the taxation of earnings of our foreign subsidiaries, the deductibility of expenses attributable to foreign income, and the foreign tax credit rules. Significant judgment is required to determine the recognition and measurement attributes prescribed in the accounting guidance for uncertainty in income taxes. The OECD, an international association comprised of 38 countries, including the United States, has made changes, including a Pillar Two framework that imposes a minimum tax rate of 15% in each taxing jurisdiction, and is contemplating additional changes to numerous long-standing tax principles. There can be no assurance that these changes and any contemplated changes if finalized, once adopted by countries, will not have an adverse impact on our provision for income taxes. As a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries was subject to reduced tax rates. Our failure to meet these commitments could adversely impact our provision for income taxes. In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse impact on our operating results and financial condition.

RESULTS OF OPERATIONS

Subsequent to the issuance of our earnings release on August 13, 2025, we settled a legal dispute with a supplier, resulting in a GAAP charge to product cost of sales, which is described in Note 21 to the Consolidated Financial Statements. The information in this Annual Report on Form 10-K supersedes the information contained in our earnings release.

A discussion regarding our financial condition and results of operations for fiscal 2025 compared to fiscal 2024 is presented below. A discussion regarding our financial condition and results of operations for fiscal 2024 compared to fiscal 2023 can be found under Item 7 in our Annual Report on Form 10-K for the fiscal year ended July 27, 2024, filed with the SEC on September 5, 2024.

Revenue

The following table presents the breakdown of revenue between product and services (in millions, except percentages):

| | Years Ended | | | 2025 vs. 2024 | |
	July 26, 2025	July 27, 2024	July 29, 2023	Variance in Dollars	Variance in Percent
Revenue:					
Product	$ 41,608	$ 39,253	$ 43,142	$ 2,355	6 %
Percentage of revenue	*73.4 %*	*73.0 %*	*75.7 %*		
Services	15,046	14,550	13,856	496	3 %
Percentage of revenue	*26.6 %*	*27.0 %*	*24.3 %*		
Total	$ 56,654	$ 53,803	$ 56,998	$ 2,851	5 %

Amounts may not sum and percentages may not recalculate due to rounding.

We manage our business primarily on a geographic basis, organized into three geographic segments. Our revenue, which includes product and services for each segment, is summarized in the following table (in millions, except percentages):

| | Years Ended | | | 2025 vs. 2024 | |
	July 26, 2025	July 27, 2024	July 29, 2023	Variance in Dollars	Variance in Percent
Revenue:					
Americas	$ 33,656	$ 31,971	$ 33,447	$ 1,685	5 %
Percentage of revenue	*59.4 %*	*59.4 %*	*58.7 %*		
EMEA	14,824	14,117	15,135	707	5 %
Percentage of revenue	*26.2 %*	*26.2 %*	*26.6 %*		
APJC	8,174	7,716	8,417	458	6 %
Percentage of revenue	*14.4 %*	*14.3 %*	*14.8 %*		
Total	$ 56,654	$ 53,803	$ 56,998	$ 2,851	5 %

Amounts may not sum and percentages may not recalculate due to rounding.

Total revenue in fiscal 2025 increased by 5% compared with fiscal 2024. Product revenue increased by 6% and services revenue increased by 3%. Our total revenue reflected growth across each of our geographic segments.

In addition to the impact of macroeconomic factors, including the IT spending environment and the level of spending by government entities, revenue by segment in a particular period may be significantly impacted by the timing of revenue recognition for complex transactions with multiple performance obligations. In addition, certain customers tend to make large and sporadic purchases, and the revenue related to these transactions may also be affected by the timing of revenue recognition, which in turn would impact the revenue of the relevant segment.

Product Revenue by Segment

The following table presents the breakdown of product revenue by segment (in millions, except percentages):

| | Years Ended | | | 2025 vs. 2024 | |
	July 26, 2025	July 27, 2024	July 29, 2023	Variance in Dollars	Variance in Percent
Product revenue:					
Americas	$ 24,637	$ 23,142	$ 25,019	$ 1,495	6 %
Percentage of product revenue	59.2 %	59.0 %	58.0 %		
EMEA	11,122	10,645	11,866	477	4 %
Percentage of product revenue	26.7 %	27.1 %	27.5 %		
APJC	5,849	5,466	6,257	383	7 %
Percentage of product revenue	14.1 %	13.9 %	14.5 %		
Total	$ 41,608	$ 39,253	$ 43,142	$ 2,355	6 %

Amounts may not sum and percentages may not recalculate due to rounding.

Americas

Product revenue in the Americas segment increased by 6%, with growth in the enterprise market and the service provider and cloud market. The growth in the service provider and cloud market was driven by AI infrastructure revenue from webscale customers. These increases were partially offset by a decline in the public sector market. From a country perspective, product revenue increased in the United States, Canada, and Brazil by 7%, 4%, and 8%, respectively.

EMEA

Product revenue in the EMEA segment increased by 4%, driven by growth in the public sector and enterprise markets, partially offset by a slight decline in the service provider and cloud market. From a country perspective, product revenue increased in the United Kingdom, Germany, and France by 9%, 4%, and 6%, respectively.

APJC

Product revenue in the APJC segment increased by 7%, with growth across each of our customer markets. From a country perspective, product revenue increased in Japan, Australia, India, and China by 7%, 11%, 11%, and 10% respectively.

Product Revenue by Category

In addition to the primary view on a geographic basis, we also prepare financial information related to product categories and customer markets for various purposes.

The following table presents product revenue by category (in millions, except percentages):

| | Years Ended | | | 2025 vs. 2024 | |
	July 26, 2025	July 27, 2024	July 29, 2023	Variance in Dollars	Variance in Percent
Product revenue:					
Networking	$ 28,304	$ 29,229	$ 34,570	$ (925)	(3)%
Security	8,094	5,075	3,859	3,019	59 %
Collaboration	4,154	4,113	4,052	41	1 %
Observability	1,055	837	661	218	26 %
Total	$ 41,608	$ 39,253	$ 43,142	$ 2,355	6 %

Amounts may not sum and percentages may not recalculate due to rounding.

Networking

The Networking product category consists of our core networking technologies of switching, routing, wireless, and servers. Revenue from the Networking product category decreased by 3%, or $0.9 billion. Revenue declined across the portfolio as a result of product shipments returning to normalized levels during the first half of fiscal 2025 from the elevated levels of product shipments we experienced in the first half of fiscal 2024. Within the portfolio, the revenue decline was primarily driven by servers. We also experienced a revenue decline in switching as a result of a decline in campus switching.

Security

The Security product category consists of our Network Security, Identity and Access Management, SASE and Threat Intelligence, Detection, and Response offerings. Revenue in our Security product category increased by 59%, or $3.0 billion, primarily driven by Threat Intelligence, Detection, and Response offerings, which includes the offerings from Splunk, and to a lesser extent, growth in our SASE and Network Security offerings.

Collaboration

The Collaboration product category consists of our Webex Suite, Collaboration Devices, Contact Center and CPaaS offerings. Revenue in our Collaboration product category increased 1%, or $41 million, primarily driven by revenue growth in our Collaboration Devices, CPaaS and Contact Center offerings, partially offset by a decline in our Webex Suite offerings.

Observability

The Observability product category consists of our network assurance, monitoring and analytics and observability suite offerings. Revenue in our Observability product category increased by 26%, or $218 million, primarily driven by our Observability Suite offerings from Splunk and growth in our ThousandEyes network services offerings, partially offset by a decline in monitoring and analytics.

Services Revenue by Segment

The following table presents the breakdown of services revenue by segment (in millions, except percentages):

	Years Ended			2025 vs. 2024	
	July 26, 2025	July 27, 2024	July 29, 2023	Variance in Dollars	Variance in Percent
Services revenue:					
Americas	$ 9,019	$ 8,829	$ 8,427	$ 190	2 %
Percentage of service revenue	*59.9 %*	*60.7 %*	*60.8 %*		
EMEA	3,702	3,472	3,269	230	7 %
Percentage of service revenue	*24.6 %*	*23.9 %*	*23.6 %*		
APJC	2,325	2,249	2,160	76	3 %
Percentage of service revenue	*15.5 %*	*15.5 %*	*15.6 %*		
Total	$ 15,046	$ 14,550	$ 13,856	$ 496	3 %

Amounts may not sum and percentages may not recalculate due to rounding.

Services revenue increased 3%, primarily driven by software, cloud and virtualization support from Splunk and product offering support services. Services revenue increased across each of our geographic segments.

Gross Margin

The following table presents the gross margin for products and services (in millions, except percentages):

	AMOUNT			PERCENTAGE		
Years Ended	**July 26, 2025**	July 27, 2024	July 29, 2023	**July 26, 2025**	July 27, 2024	July 29, 2023
Gross margin:						
Product	$ 26,487	$ 24,914	$ 26,552	**63.7 %**	63.5 %	61.5 %
Services	10,303	9,914	9,201	**68.5 %**	68.1 %	66.4 %
Total	$ 36,790	$ 34,828	$ 35,753	**64.9 %**	64.7 %	62.7 %

Product Gross Margin

The following table summarizes the key factors that contributed to the change in product gross margin percentage from fiscal 2024 to fiscal 2025:

	Product Gross Margin Percentage
Fiscal 2024	63.5 %
Productivity [1]	2.0 %
Product pricing	(1.6)%
Mix of products sold	1.1 %
Legal dispute with supplier	(0.8)%
Amortization of purchased intangible assets	(0.4)%
Others	(0.1)%
Fiscal 2025	63.7 %

[1] Productivity includes overall manufacturing-related costs, such as component costs, warranty expense, provisions for inventory and the liability related to purchase commitments with contract manufacturers and suppliers, freight, logistics, shipment volume, and other items not categorized elsewhere.

Product gross margin increased by 0.2 percentage points primarily driven by benefits from Splunk and productivity improvements, partially offset by negative impacts from pricing, a charge as a result of a legal dispute with a supplier, and amortization of purchased intangible assets primarily related to Splunk. The productivity improvements were primarily driven by the effects of higher shipment volume and lower total provisions for inventory and the liability related to purchase commitments with contract manufacturers and suppliers.

Supply Chain Impacts and Risks

In past periods, we took multiple actions in order to mitigate component shortages and address significant supply constraints, which resulted in the need to secure long-term supply and increased our inventory supply chain balances compared to historical levels. In fiscal 2025, we entered into additional purchase commitments with contract manufacturers and suppliers related to manufacturing Cisco Silicon One and other products to meet demand from webscale and other customers. We expect to continue entering into these additional purchase commitments in fiscal 2026. These actions and additional purchase commitments have in turn significantly increased our supply chain exposure, which has resulted in negative impacts to our product gross margin in recent periods and may result in further negative impacts in future periods. In addition, on August 26, 2025, we settled a legal dispute with a supplier relating to purchase obligations arising under long-term supply arrangements, which resulted in a charge to product cost of sales, which is described in Note 21 to the Consolidated Financial Statements. The remaining and new supply chain exposures include potential material excess and obsolete or other charges if product demand significantly decreases for a sustained duration, we are unable to generate demand for certain products planned for development, or we are otherwise unable to mitigate these supply chain exposures. Additionally, while we are exposed to new and proposed tariffs and other trade policies, the extent of such exposure is uncertain but could be significant if the exposure remains and we are unable to mitigate it.

Services Gross Margin

Our services gross margin percentage increased by 0.4 percentage points primarily due to higher sales volume and lower delivery costs, partially offset by higher headcount-related costs.

Our services gross margin normally experiences some fluctuations due to various factors such as the timing of contract initiations in our renewals, our strategic investments in headcount, and the resources we deploy to support the overall service business. Other factors include the mix of service offerings, as the gross margin from our advanced services is typically lower than the gross margin from technical support services.

Gross Margin by Segment

The following table presents the total gross margin for each segment (in millions, except percentages):

	AMOUNT			PERCENTAGE		
Years Ended	**July 26, 2025**	July 27, 2024	July 29, 2023	**July 26, 2025**	July 27, 2024	July 29, 2023
Gross margin:						
Americas	$ **22,962**	$ 21,372	$ 21,350	**68.2 %**	66.8 %	63.8 %
EMEA	**10,545**	9,755	10,016	**71.1 %**	69.1 %	66.2 %
APJC	**5,431**	5,187	5,424	**66.4 %**	67.2 %	64.4 %
Segment total	**38,938**	36,312	36,788	**68.7 %**	67.5 %	64.5 %
Unallocated corporate items [1]	**(2,148)**	(1,484)	(1,035)			
Total	$ **36,790**	$ 34,828	$ 35,753	**64.9 %**	64.7 %	62.7 %

[1] The unallocated corporate items include the effects of amortization and impairments of acquisition-related intangible assets, share-based compensation expense, significant litigation settlements (which includes the supplier-related legal settlement as described in Note 21 to the Consolidated Financial Statements) and other contingencies, charges related to asset impairments and restructurings, and certain other charges. We do not allocate these items to the gross margin for each segment because management does not include such information in measuring the performance of the operating segments.

Amounts may not sum and percentages may not recalculate due to rounding.

The Americas segment had a gross margin percentage increase driven by positive impacts from productivity improvements and favorable product mix, partially offset by pricing erosion.

The gross margin percentage increase in our EMEA segment was primarily due to positive impacts from productivity improvements and favorable product mix, partially offset by pricing erosion.

The APJC segment had a gross margin percentage decrease driven primarily by pricing erosion and lower services gross margin, partially offset by positive impacts from productivity improvements and favorable product mix.

Research and Development ("R&D"), Sales and Marketing, and General and Administrative ("G&A") Expenses

R&D, sales and marketing, and G&A expenses are summarized in the following table (in millions, except percentages):

	Years Ended			2025 vs. 2024	
	July 26, 2025	July 27, 2024	July 29, 2023	Variance in Dollars	Variance in Percent
Research and development	$ 9,300	$ 7,983	$ 7,551	$ 1,317	16 %
Percentage of revenue	*16.4 %*	*14.8 %*	*13.2 %*		
Sales and marketing	10,966	10,364	9,880	602	6 %
Percentage of revenue	*19.4 %*	*19.3 %*	*17.3 %*		
General and administrative	2,992	2,813	2,478	179	6 %
Percentage of revenue	*5.3 %*	*5.2 %*	*4.3 %*		
Total	$ 23,258	$ 21,160	$ 19,909	$ 2,098	10 %
Percentage of revenue	*41.1 %*	*39.3 %*	*34.9 %*		

R&D Expenses

R&D expenses increased primarily due to higher headcount-related expenses reflecting our investments in AI, share-based compensation expense, cash compensation expenses from acquisitions, and discretionary spending.

Sales and Marketing Expenses

Sales and marketing expenses increased primarily due to higher headcount-related expenses, cash compensation expenses from acquisitions, share-based compensation expense, and discretionary spending, partially offset by lower contracted services spending.

G&A Expenses

G&A expenses increased primarily due to higher headcount-related expenses, share-based compensation expense, and discretionary spending, partially offset by lower acquisition-related costs and lower contracted services spending.

Effect of Foreign Currency

In fiscal 2025, foreign currency fluctuations, net of hedging, decreased the combined R&D, sales and marketing, and G&A expenses by approximately $16 million, or 0.1%, compared with fiscal 2024.

Amortization of Purchased Intangible Assets

The following table presents the amortization of purchased intangible assets including impairment charges (in millions):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Amortization of purchased intangible assets:			
Cost of sales	$ 1,174	$ 955	$ 649
Operating expenses	1,028	698	282
Total	$ 2,202	$ 1,653	$ 931

The increase in amortization of purchased intangible assets was primarily due to the acquisition of Splunk and other recent acquisitions, partially offset by certain purchased intangible assets that became fully amortized in larger part from our fiscal 2021 acquisition of Acacia, and lower impairment charges in fiscal 2025. Impairment charges related to purchased intangible assets were $40 million and $145 million for fiscal 2025 and fiscal 2024, respectively. The impairment charges were a result of declines in estimated fair values resulting from the reductions in or the elimination of expected future cash flows associated with certain in-process research and development and technology intangible assets.

Restructuring and Other Charges

We recognized total restructuring and other charges, which are included in operating expenses, of $744 million and $789 million in fiscal 2025 and 2024, respectively.

In the first quarter of fiscal 2025, we announced a restructuring plan in order to allow us to invest in key growth opportunities and drive more efficiencies in our business. This restructuring plan is expected to impact approximately 7% of our global workforce with estimated pre-tax charges of approximately $1 billion. In connection with this restructuring plan, we incurred charges of $744 million during fiscal 2025. We expect this plan to be substantially completed by the end of the second quarter of fiscal 2026.

In the third quarter of fiscal 2024, we initiated a restructuring plan in order to realign the organization and enable further investment in key priority areas. In connection with this plan, we incurred charges of $654 million for fiscal 2024 and the plan is complete.

Operating Income

The following table presents our operating income and our operating income as a percentage of revenue (in millions, except percentages):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Operating income	$ 11,760	$ 12,181	$ 15,031
Operating income as a percentage of revenue	20.8 %	22.6 %	26.4 %

Operating income decreased by 3%, and as a percentage of revenue operating income decreased by 1.8 percentage points. These changes resulted primarily from higher share-based compensation expense, higher amortization of purchased intangible assets, a charge as a result of a legal dispute with a supplier, and higher cash compensation expenses from acquisitions.

Interest and Other Income (Loss), Net

Interest Income (Expense), Net   The following table summarizes interest income and interest expense (in millions):

	Years Ended			2025 vs. 2024
	July 26, 2025	July 27, 2024	July 29, 2023	Variance in Dollars
Interest income	$ 1,001	$ 1,365	$ 962	$ (364)
Interest expense	(1,593)	(1,006)	(427)	(587)
Interest income (expense), net	$ (592)	$ 359	$ 535	$ (951)

The decrease in interest income was driven by a lower average balance of cash and available-for-sale debt investments and lower interest rates. The increase in interest expense was primarily driven by a higher average balance of debt outstanding during the period.

Other Income (Loss), Net   The components of other income (loss), net, are summarized as follows (in millions):

	Years Ended			2025 vs. 2024
	July 26, 2025	July 27, 2024	July 29, 2023	Variance in Dollars
Gains (losses) on investments, net:				
Available-for-sale debt investments	$ (100)	$ (67)	$ (21)	$ (33)
Marketable equity investments	126	65	37	61
Privately held investments	56	(164)	(193)	220
Net gains (losses) on investments	82	(166)	(177)	248
Other gains (losses), net	(150)	(140)	(71)	(10)
Other income (loss), net	$ (68)	$ (306)	$ (248)	$ 238

The change in our other income (loss), net was primarily driven by lower impairment charges, higher unrealized gains on our privately held investments, and higher gains on our marketable equity investments.

Provision for Income Taxes

The provision for income taxes resulted in an effective tax rate of 8.3% for fiscal 2025, compared with 15.6% for fiscal 2024. The net 7.3 percentage points decrease in the effective tax rate was primarily due to a $720 million tax benefit related to the U.S. Tax Court opinion issued during the first quarter of fiscal 2025 regarding the U.S. taxation of deemed foreign dividends in the transition year of the Tax Cut and Job Act ("Tax Act") (our fiscal 2018) and an increase in stock-based compensation windfall.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 21% and for further explanation of our provision for income taxes, see Note 18 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The following sections discuss the effects of changes in our balance sheet, our capital allocation strategy including stock repurchase program and dividends, our contractual obligations, and certain other commitments and activities on our liquidity and capital resources.

Balance Sheet and Cash Flows

<u>Cash and Cash Equivalents and Investments</u> The following table summarizes our cash and cash equivalents and investments (in millions):

	July 26, 2025	July 27, 2024	Increase (Decrease)
Cash and cash equivalents	$ 8,346	$ 7,508	$ 838
Available-for-sale debt investments	7,381	9,865	(2,484)
Marketable equity securities	383	481	(98)
Total	$ 16,110	$ 17,854	$ (1,744)

The net decrease in cash and cash equivalents and investments from fiscal 2024 to fiscal 2025 was primarily driven by cash returned to stockholders in the form of cash dividends of $6.4 billion and repurchases of common stock of $6.0 billion, net repayments of debt and short-term borrowing of $2.8 billion, and capital expenditures of $0.9 billion. These uses of cash were partially offset by net cash provided by operating activities of $14.2 billion. The net cash provided by operating activities during fiscal 2025 benefited from lower tax payments.

We maintain an investment portfolio of various holdings, types, and maturities. We classify our investments as short-term investments based on their nature and their availability for use in current operations. We believe the overall credit quality of our portfolio is strong, with our cash equivalents and our available-for-sale debt investment portfolio consisting primarily of high quality investment-grade securities. We believe that our strong cash and cash equivalents and investments position allows us to use our cash resources for strategic investments to gain access to new technologies, for acquisitions, for customer financing activities, for working capital needs, and for the repurchase of shares of common stock and payment of dividends as discussed below.

<u>Securities Lending</u> We periodically engage in securities lending activities with certain of our available-for-sale debt investments. These transactions are accounted for as a secured lending of the securities, and the securities are typically loaned only on an overnight basis. We require collateral equal to at least 102% of the fair market value of the loaned security and that the collateral be in the form of cash or liquid, high-quality assets. We engage in these secured lending transactions only with highly creditworthy counterparties, and the associated portfolio custodian has agreed to indemnify us against collateral losses. We did not experience any losses in connection with the secured lending of securities during the periods presented. As of July 26, 2025 and July 27, 2024, we had no outstanding securities lending transactions.

<u>Free Cash Flow and Capital Allocation</u> As part of our capital allocation strategy, we target to return a minimum of 50% of our free cash flow annually to our stockholders through cash dividends and repurchases of common stock.

We define free cash flow as net cash provided by operating activities less cash used to acquire property and equipment. The following table reconciles our net cash provided by operating activities to free cash flow (in millions):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Net cash provided by operating activities	$ 14,193	$ 10,880	$ 19,886
Acquisition of property and equipment	(905)	(670)	(849)
Free cash flow	$ 13,288	$ 10,210	$ 19,037

We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, the rate at which products are shipped during the quarter (which we refer to as shipment linearity), the timing and collection of accounts receivable and financing receivables, inventory and supply chain management, deferred revenue and the timing and amount of tax and other payments. For additional discussion, see "Part I, Item 1A. Risk Factors" in this report.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors because of our intent to return a stated percentage of free cash flow to stockholders in the form of dividends and stock repurchases. We further regard free cash flow as a useful measure because it reflects cash that can be used to, among other things, invest in our business, make strategic acquisitions, repurchase common stock, and pay dividends on our common stock, after deducting capital investments. A limitation of the utility of free cash flow as a measure of financial performance and liquidity is that the free cash flow does not represent the total increase or decrease in our cash balance for the period. In addition, we have other required uses of cash, including repaying the principal of our outstanding indebtedness. Free cash flow is not a measure calculated in accordance with U.S. generally accepted accounting principles and should not be regarded in isolation or as an alternative for net cash provided by operating activities or any other measure calculated in accordance with such principles, and other companies may calculate free cash flow in a different manner than we do.

The following table summarizes the dividends paid and stock repurchases (in millions, except per-share amounts):

	DIVIDENDS		STOCK REPURCHASE PROGRAM			TOTAL
Years Ended	Per Share	Amount	Shares	Weighted-Average Price per Share	Amount	Amount
July 26, 2025	$ **1.62**	$ **6,437**	**105**	$ **56.53**	$ **5,995**	$ **12,432**
July 27, 2024	$ 1.58	$ 6,384	117	$ 49.45	$ 5,764	$ 12,148
July 29, 2023	1.54	6,302	88	48.49	$ 4,271	$ 10,573

On August 13, 2025, our Board of Directors declared a quarterly dividend of $0.41 per common share to be paid on October 22, 2025, to all stockholders of record as of the close of business on October 3, 2025. Future dividends will be subject to the approval of our Board of Directors.

The remaining authorized amount for stock repurchases under this program is approximately $14.2 billion, with no termination date.

Accounts Receivable, Net The following table summarizes our accounts receivable, net (in millions):

	July 26, 2025	July 27, 2024	Increase (Decrease)
Accounts receivable, net	$ **6,701**	$ 6,685	$ 16

Our accounts receivable net, as of July 26, 2025 was flat year over year as the increase in the amount of product and service billings was substantially offset by improved shipment linearity in the fourth quarter of fiscal 2025.

Inventory Supply Chain The following table summarizes our inventories and inventory purchase commitments with contract manufacturers and suppliers (in millions):

	July 26, 2025	July 27, 2024	July 29, 2023	Variance vs. July 27, 2024	Variance vs. July 29, 2023
Inventories	$ **3,164**	$ 3,373	$ 3,644	$ (209)	$ (480)
Inventory purchase commitments	$ **7,599**	$ 5,158	$ 7,253	$ 2,441	$ 346
Inventory deposits and prepayments	$ **825**	$ 973	$ 1,109	$ (148)	$ (284)

The following table summarizes our inventory purchase commitments with contract manufacturers and suppliers by period (in millions):

	July 26, 2025	July 27, 2024	July 29, 2023	Variance vs. July 27, 2024	Variance vs. July 29, 2023
Less than 1 year	$ **7,202**	$ 3,952	$ 5,270	$ 3,250	$ 1,932
1 to 3 years	**320**	1,085	1,783	(765)	(1,463)
3 to 5 years	**77**	121	200	(44)	(123)
Total[1]	$ **7,599**	$ 5,158	$ 7,253	$ 2,441	$ 346

[1] The purchase commitments with contract manufacturers and suppliers as of July 26, 2025 has been reduced to give effect to the settlement of a legal dispute with a supplier over purchase obligations arising under certain long-term supply arrangements. See Note 21 to the Consolidated Financial Statements.

Inventory as of July 26, 2025 decreased by 6% and inventory purchase commitments with contract manufacturers and suppliers increased by 47% from our balances at the end of fiscal 2024. The combined increase of 26% in our inventory and inventory purchase commitments as compared with the end of fiscal 2024 was primarily related to commitments with contract manufacturers and suppliers related to manufacturing Cisco Silicon One and other products to meet the demand from webscale and other customers. We expect our inventory balances may increase in future quarters as we work to fulfill this demand.

In addition, we have increased our levels of inventory in recent years in order to help mitigate risks in our supply chain, and began increasing our inventory supply chain balances starting in fiscal 2021 in order to address significant supply constraints seen industry-wide at the time. The increases were primarily due to arrangements to secure supply and pricing for certain product components and commitments with contract manufacturers to meet customer demand and to address extended lead times, as well as advance payments with suppliers to secure future supply, as a result of the supply constraints. Our risks of future material excess and obsolete inventory and related losses are further outlined in the Result of Operations—Product Gross Margin section.

We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, we enter into agreements with contract manufacturers and suppliers that allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements and our commitment to securing manufacturing capacity.

Our inventory purchase commitments are for short-term product manufacturing requirements as well as for commitments to suppliers to secure manufacturing capacity. Certain of our inventory purchase commitments are entered into directly with suppliers and relate to fixed-dollar commitments to secure supply and pricing for certain product components for multi-year periods. A significant portion of our reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. In certain instances, these agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed.

Inventory and supply chain management remain areas of focus as we balance the need to maintain supply chain flexibility to help ensure competitive lead times with the risk of inventory obsolescence because of supply constraints, rapidly changing technology and customer requirements. We believe the amount of our inventory and inventory purchase commitments is appropriate for our current and expected customer demand and revenue levels.

Financing Receivables and Guarantees The following table summarizes our financing receivables (in millions):

	July 26, 2025	July 27, 2024	Increase (Decrease)
Loan receivables, net	$ 5,591	$ 5,808	$ (217)
Lease receivables, net	936	906	30
Total, net	$ 6,527	$ 6,714	$ (187)

Financing Receivables Our financing arrangements include loans and leases. Our loan receivables include customer financing for purchases of our hardware, software and services (including technical support and advanced services), and also may include additional funds for other costs associated with network installation and integration of our products and services. Lease receivables include sales-type leases. Arrangements related to leases are generally collateralized by a security interest in the underlying assets. Financing receivables decreased by 3% as compared with the end of fiscal 2024.

Financing Guarantees In the normal course of business, third parties may provide financing arrangements to our customers and channel partners under financing programs. The financing arrangements provided by third parties are related to leases and loans and typically have terms of up to three years. In some cases, we provide guarantees to third parties for these lease and loan arrangements. The financing arrangements to channel partners consist of revolving short-term financing provided by third parties, with payment terms generally ranging from 60 to 90 days. In certain instances, these financing arrangements result in a transfer of our receivables to the third party. The receivables are derecognized upon transfer, as these transfers qualify as true sales, and we receive payments for the receivables from the third party based on our standard payment terms.

The volume of channel partner financing was $24.9 billion, $27.1 billion, and $32.1 billion in fiscal 2025, 2024, and 2023, respectively. These financing arrangements facilitate the working capital requirements of the channel partners, and in some cases, we guarantee a portion of these arrangements. The balance of the channel partner financing subject to guarantees was $1.3 billion and $1.2 billion as of July 26, 2025 and July 27, 2024, respectively. We could be called upon to make payments under these guarantees in the event of nonpayment by the channel partners. Historically, our payments under these arrangements have been immaterial. Where we provide a guarantee, we defer the revenue associated with the channel partner financing arrangement in accordance with revenue recognition policies, or we record a liability for the fair value of the guarantees. In either case, the deferred revenue is recognized as revenue when the guarantee is removed. As of July 26, 2025, the total maximum potential future payments related to these guarantees was approximately $123 million, of which approximately $13 million was recorded as deferred revenue.

Borrowings

Senior Notes The following table summarizes the principal amount of our senior notes (in millions):

	Maturity Date	July 26, 2025	July 27, 2024
Senior notes:			
Fixed-rate notes:			
3.50%	June 15, 2025	$ —	$ 500
4.90%	February 26, 2026	1,000	1,000
2.95%	February 28, 2026	750	750
2.50%	September 20, 2026	1,500	1,500
4.80%	February 26, 2027	2,000	2,000
4.55%	February 24, 2028	1,000	—
4.85%	February 26, 2029	2,500	2,500
4.75%	February 24, 2030	1,000	—
4.95%	February 26, 2031	2,500	2,500
4.95%	February 24, 2032	1,000	—
5.05%	February 26, 2034	2,500	2,500
5.10%	February 24, 2035	1,250	—
5.90%	February 15, 2039	2,000	2,000
5.50%	January 15, 2040	2,000	2,000
5.30%	February 26, 2054	2,000	2,000
5.50%	February 24, 2055	750	—
5.35%	February 26, 2064	1,000	1,000
Total		$ 24,750	$ 20,250

In February 2025, we issued senior notes for an aggregate principal amount of $5.0 billion.

Interest is payable semiannually on each class of the senior fixed-rate notes, each of which is redeemable by us at any time, subject to a make-whole premium. We were in compliance with all debt covenants as of July 26, 2025.

Commercial Paper We have a short-term debt financing program in which up to $15.0 billion is available through the issuance of commercial paper notes. We use the proceeds from the issuance of commercial paper notes for general corporate purposes. We had $3.5 billion and $10.9 billion in commercial paper notes outstanding as of July 26, 2025, and July 27, 2024, respectively.

Credit Facility On February 2, 2024, we entered into an amended and restated 5-year $5.0 billion unsecured revolving credit agreement. The interest rate for the credit agreement is determined based on a formula using certain market rates. The credit agreement requires that we comply with certain covenants, including that we maintain an interest coverage ratio (defined in the agreement as the ratio of consolidated EBITDA to consolidated interest expense) of not less than 3.0 to 1.0. As of July 26, 2025, we were in compliance with all associated covenants and we had not borrowed any funds under our credit agreement.

Remaining Performance Obligations   The following table presents the breakdown of remaining performance obligations (in millions):

	July 26, 2025	July 27, 2024	Increase (Decrease)
Product	$ 21,572	$ 20,055	$ 1,517
Services	21,961	20,993	968
Total	$ 43,533	$ 41,048	$ 2,485
Short-term RPO	$ 21,723	$ 20,882	$ 841
Long-term RPO	21,810	20,166	1,644
Total	$ 43,533	$ 41,048	$ 2,485

Total remaining performance obligations increased 6% in fiscal 2025. Remaining performance obligations for product increased 8% and remaining performance obligations for services increased 5%, compared to fiscal 2024. We expect approximately 50% of total remaining performance obligations to be recognized as revenue over the next 12 months.

Deferred Revenue   The following table presents the breakdown of deferred revenue (in millions):

	July 26, 2025	July 27, 2024	Increase (Decrease)
Product	$ 13,490	$ 13,219	$ 271
Services	15,289	15,256	33
Total	$ 28,779	$ 28,475	$ 304
Reported as:			
Current	$ 16,416	$ 16,249	$ 167
Noncurrent	12,363	12,226	137
Total	$ 28,779	$ 28,475	$ 304

Total deferred revenue increased 1% in fiscal 2025. The increase in deferred product revenue of 2% was primarily due to increased deferrals related to our recurring software offerings. Deferred service revenue was flat year over year.

Contractual Obligations

The impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with the factors that impact our cash flows from operations discussed previously. In addition, we plan for and measure our liquidity and capital resources through an annual budgeting process. The following table summarizes our contractual obligations at July 26, 2025 (in millions):

		PAYMENTS DUE BY PERIOD			
July 26, 2025	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$ 1,748	$ 429	$ 569	$ 381	$ 369
Purchase commitments with contract manufacturers and suppliers	7,599	7,202	320	77	—
Other purchase obligations	8,136	2,399	3,247	2,383	107
Long-term debt	24,753	1,751	4,502	3,500	15,000
Transition tax payable	1,595	1,595	—	—	—
Other long-term liabilities	1,745	—	298	221	1,226
Total by period	$ 45,576	$ 13,376	$ 8,936	$ 6,562	$ 16,702
Other long-term liabilities (uncertainty in the timing of future payments)	2,240				
Total	$ 47,816				

Operating Leases   For more information on our operating leases, see Note 8 to the Consolidated Financial Statements.

Purchase Commitments with Contract Manufacturers and Suppliers   We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. Our inventory purchase commitments are for short-term product manufacturing requirements as well as for commitments to suppliers to secure manufacturing capacity. Certain of our inventory purchase commitments are directly with suppliers and relate to fixed-dollar commitments to secure supply and pricing for certain product components for multi-year periods. A significant portion of our reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The purchase commitments with contract manufacturers and suppliers as of July 26, 2025 has been reduced to give effect to the settlement of a legal dispute with a supplier over purchase obligations arising under certain long-term supply arrangements. See Note 21 to the Consolidated Financial Statements. We record a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. See further discussion in "Inventory Supply Chain."

Other Purchase Obligations   Other purchase obligations represent an estimate of all contractual obligations in the ordinary course of business, other than operating leases and commitments with contract manufacturers and suppliers, for which we have not received the goods or services. Purchase orders are not included in the preceding table as they typically represent our authorization to purchase rather than binding contractual purchase obligations.

Long-Term Debt   The amount of long-term debt in the preceding table represents the principal amount of the respective debt instruments. See Note 12 to the Consolidated Financial Statements.

Transition Tax Payable   Transition tax payable represents future cash tax payments associated with the one-time U.S. transition tax on accumulated earnings for foreign subsidiaries as a result of the Tax Act.

Other Long-Term Liabilities   Other long-term liabilities primarily include noncurrent income taxes payable, accrued liabilities for deferred compensation, deferred tax liabilities, and certain other long-term liabilities. Due to the uncertainty in the timing of future payments, our noncurrent income taxes payable of approximately $2.2 billion and deferred tax liabilities of $75 million were presented as one aggregated amount in the total column on a separate line in the preceding table. Noncurrent income taxes payable include uncertain tax positions. See Note 18 to the Consolidated Financial Statements.

Other Commitments

In connection with our acquisitions, we have agreed to pay certain additional amounts contingent upon the continued employment with us of certain employees of the acquired entities. See Note 4 to the Consolidated Financial Statements.

Of the total carrying value of our investments in privately held companies as of July 26, 2025, $0.8 billion of such investments are considered to be in variable interest entities which are unconsolidated. We have total funding commitments of $0.3 billion related to privately held investments. The carrying value of these investments and the additional funding commitments, collectively, represent our maximum exposure related to privately held investments. See Note 10 to the Consolidated Financial Statements.

We provide financing guarantees, which are generally for various third-party financing arrangements extended to our channel partners. We could be called upon to make payments under these guarantees in the event of nonpayment by the channel partners. See the previous discussion of these financing guarantees under "Financing Receivables and Guarantees."

Liquidity and Capital Resource Requirements

Based on past performance and current expectations, we believe our cash and cash equivalents, investments, cash generated from operations, and ability to access capital markets and committed credit lines will satisfy, through at least the next 12 months, our liquidity requirements, both in total and domestically, including the following: working capital needs (including inventory and other supply related payments), capital expenditures, investment requirements, stock repurchases, cash dividends, contractual obligations, commitments, principal and interest payments on debt, pending acquisitions, future customer financings, and other liquidity requirements associated with our operations. There are no other transactions, arrangements, or relationships with unconsolidated entities or other persons that are reasonably likely to materially affect the liquidity and the availability of, as well as our requirements for, capital resources.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Our financial position is exposed to a variety of risks, including interest rate risk, equity price risk, and foreign currency exchange risk.

Interest Rate Risk

<u>Available-for-Sale Debt Investments</u> We maintain an investment portfolio of various holdings, types, and maturities. Our primary objective for holding available-for-sale debt investments is to achieve an appropriate investment return consistent with preserving principal and managing risk. At any time, a sharp rise in market interest rates could have a material adverse impact on the fair value of our available-for-sale debt investment portfolio. Conversely, declines in interest rates, including the impact from lower credit spreads, could have a material adverse impact on interest income for our investment portfolio. Our available-for-sale debt investments are held for purposes other than trading. Our available-for-sale debt investments are not leveraged as of July 26, 2025. We monitor our interest rate and credit risks, including our credit exposures to specific rating categories and to individual issuers. We believe the overall credit quality of our portfolio is strong.

The following tables present the hypothetical fair values of our available-for-sale debt investments, including the hedging effects when applicable, as a result of selected potential market decreases and increases in interest rates. The market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (BPS), plus 100 BPS, and plus 150 BPS. The hypothetical fair values as of July 26, 2025 and July 27, 2024 are as follows (in millions):

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 26, 2025	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS		
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
Available-for-sale debt investments	$7,454	$7,430	$7,405	**$7,381**	$7,356	$7,332	$7,307

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 27, 2024	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS		
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
Available-for-sale debt investments	$10,057	$9,993	$9,929	$9,865	$9,800	$9,736	$9,672

<u>Financing Receivables</u> As of July 26, 2025, our financing receivables had a carrying value of $6.5 billion, compared with $6.7 billion as of July 27, 2024. As of July 26, 2025, a hypothetical 50 BPS increase or decrease in market interest rates would change the fair value of our financing receivables by a decrease or increase of approximately $0.1 billion, respectively.

<u>Debt</u> As of July 26, 2025, we had $24.8 billion in principal amount of senior fixed-rate notes outstanding. The carrying amount of the senior notes was $24.6 billion, and the related fair value based on market prices was $25.0 billion. As of July 26, 2025, a hypothetical 50 BPS increase or decrease in market interest rates would change the fair value of the fixed-rate debt, by a decrease or increase of approximately $0.8 billion, respectively. However, this hypothetical change in interest rates would not impact the interest expense on the fixed-rate debt.

At any time, a sharp rise in market interest rates could cause us to incur additional interest expense to the extent we issue additional commercial paper or other debt.

Equity Price Risk

<u>Marketable Equity Investments</u> The fair value of our marketable equity investments is subject to market price volatility. We hold equity securities for strategic purposes or to diversify our overall investment portfolio. These equity securities are held for purposes other than trading. The total fair value of our marketable equity securities was $383 million and $481 million as of July 26, 2025 and July 27, 2024, respectively.

<u>Privately Held Investments</u> These investments are recorded in other assets in our Consolidated Balance Sheets. As of July 26, 2025, the total carrying amount of our investments in privately held investments was $1.9 billion and $1.8 billion as of July 26, 2025 and July 27, 2024, respectively. Some of these companies in which we invested are in the startup or development stages. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. We could lose our entire investment in these companies. Our evaluation of privately held investments is based on the fundamentals of the businesses invested in, including, among other factors, the nature of their technologies and potential for financial return.

Foreign Currency Exchange Risk

Our foreign exchange forward contracts outstanding at fiscal year-end are summarized in U.S. dollar equivalents as follows (in millions):

	July 26, 2025		July 27, 2024	
	Notional Amount	**Fair Value**	Notional Amount	Fair Value
Forward contracts:				
Purchased	$ 4,498	$ (21)	$ 3,586	$ (59)
Sold	$ 4,480	$ 22	$ 3,848	$ 60

We conduct business globally in numerous currencies. The direct effect of foreign currency fluctuations on revenue has not been material because our revenue is primarily denominated in U.S. dollars. However, if the U.S. dollar strengthens relative to other currencies, such strengthening could have an indirect effect on our revenue to the extent it raises the cost of our products to non-U.S. customers and thereby reduces demand. A weaker U.S. dollar could have the opposite effect. However, the precise indirect effect of currency fluctuations is difficult to measure or predict because our revenue is influenced by many factors in addition to the impact of such currency fluctuations.

Approximately 75% of our operating expenses are U.S.-dollar denominated. In fiscal 2025, foreign currency fluctuations, net of hedging, decreased our combined R&D, sales and marketing, and G&A expenses by approximately $16 million, or 0.1%, as compared with fiscal 2024. To reduce variability in operating expenses and service cost of sales caused by non-U.S.-dollar denominated operating expenses and costs, we may hedge certain forecasted foreign currency transactions with currency options and forward contracts. These hedging programs are not designed to provide foreign currency protection over long time horizons. In designing a specific hedging approach, we consider several factors, including offsetting exposures, significance of exposures, costs associated with entering into a particular hedge instrument, and potential effectiveness of the hedge. The gains and losses on foreign exchange contracts mitigate the effect of currency movements on our operating expenses and service cost of sales.

We also enter into foreign exchange forward and option contracts to reduce the short-term effects of foreign currency fluctuations on receivables and payables that are denominated in currencies other than the functional currencies of the entities. The market risks associated with these foreign currency receivables and payables relate primarily to variances from our forecasted foreign currency transactions and balances. We do not enter into foreign exchange forward or option contracts for speculative purposes.

Item 8.   Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cisco Systems, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Cisco Systems, Inc. and its subsidiaries (the "Company") as of July 26, 2025 and July 27, 2024, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended July 26, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of July 26, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 26, 2025 and July 27, 2024, and the results of its operations and its cash flows for each of the three years in the period ended July 26, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 26, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition for Certain Products and Services

As described in Note 2 to the consolidated financial statements, the Company derives revenue from contracts with customers that can include various combinations of products and services which are generally distinct and accounted for as separate performance obligations. The Company recognizes revenue upon transfer of control of promised goods or services in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment, electronic delivery (or when the software is available for download by the customer), or once title and risk of loss has transferred to the customer. Transfer of control can also occur over time for software maintenance and services as the customer receives the benefit over the contract term. For the year ended July 26, 2025, the Company's total revenue was $56.7 billion, of which the majority relates to certain product and services revenue.

The principal consideration for our determination that performing procedures relating to revenue recognition for certain products and services is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others (i) testing revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as executed contracts, purchase orders, invoices, and proof of delivery; (ii) testing the appropriate amount and timing of revenue recognition based on the contractual terms identified in certain customer arrangements; and (iii) confirming a sample of outstanding customer invoice balances as of July 26, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as purchase orders, invoices, proof of delivery, and subsequent cash receipts.

PricewaterhouseCoopers LLP

San Jose, California
September 3, 2025

We have served as the Company's auditor since 1988.

Reports of Management

Statement of Management's Responsibility

Cisco's management has always assumed full accountability for maintaining compliance with our established financial accounting policies and for reporting our results with objectivity and the highest degree of integrity. It is critical for investors and other users of the Consolidated Financial Statements to have confidence that the financial information that we provide is timely, complete, relevant, and accurate. Management is responsible for the fair presentation of Cisco's Consolidated Financial Statements, prepared in accordance with accounting principles generally accepted in the United States of America, and has full responsibility for their integrity and accuracy.

Management, with oversight by Cisco's Board of Directors, has established and maintains a strong ethical climate so that our affairs are conducted to the highest standards of personal and corporate conduct. Management also has established an effective system of internal controls. Cisco's policies and practices reflect corporate governance initiatives that are compliant with the listing requirements of Nasdaq and the corporate governance requirements of the Sarbanes-Oxley Act of 2002.

We are committed to enhancing stockholder value and fully understand and embrace our fiduciary oversight responsibilities. We are dedicated to ensuring that our high standards of financial accounting and reporting, as well as our underlying system of internal controls, are maintained. Our culture demands integrity, and we have the highest confidence in our processes, our internal controls and our people, who are objective in their responsibilities and who operate under the highest level of ethical standards.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Cisco. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of Cisco's internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cisco's internal control over financial reporting was effective as of July 26, 2025. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Cisco's internal control over financial reporting and has issued a report on Cisco's internal control over financial reporting, which is included in their report on the preceding pages.

Charles H. Robbins
Chair and Chief Executive Officer
September 3, 2025

Mark Patterson
Executive Vice President and Chief Financial Officer
September 3, 2025

CISCO SYSTEMS, INC.
Consolidated Balance Sheets
(in millions, except par value)

	July 26, 2025	July 27, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,346	$ 7,508
Investments	7,764	10,346
Accounts receivable, net of allowance of $69 at July 26, 2025 and $87 at July 27, 2024	6,701	6,685
Inventories	3,164	3,373
Financing receivables, net	3,061	3,338
Other current assets	5,950	5,612
Total current assets	34,986	36,862
Property and equipment, net	2,113	2,090
Financing receivables, net	3,466	3,376
Goodwill	59,136	58,660
Purchased intangible assets, net	9,175	11,219
Deferred tax assets	7,356	6,262
Other assets	6,059	5,944
TOTAL ASSETS	$ 122,291	$ 124,413
LIABILITIES AND EQUITY		
Current liabilities:		
Short-term debt	$ 5,232	$ 11,341
Accounts payable	2,528	2,304
Income taxes payable	1,857	1,439
Accrued compensation	3,611	3,608
Deferred revenue	16,416	16,249
Other current liabilities	5,420	5,643
Total current liabilities	35,064	40,584
Long-term debt	22,861	19,621
Income taxes payable	2,165	3,985
Deferred revenue	12,363	12,226
Other long-term liabilities	2,995	2,540
Total liabilities	75,448	78,956
Commitments and contingencies (Note 14)		
Equity:		
Cisco stockholders' equity:		
Preferred stock, $0.001 par value: 5 shares authorized; none issued and outstanding	—	—
Common stock and additional paid-in capital, $0.001 par value: 20,000 shares authorized; 3,960 and 4,007 shares issued and outstanding at July 26, 2025 and July 27, 2024, respectively	47,747	45,800
Retained earnings	50	1,087
Accumulated other comprehensive loss	(954)	(1,430)
Total equity	46,843	45,457
TOTAL LIABILITIES AND EQUITY	$ 122,291	$ 124,413

See Notes to Consolidated Financial Statements.

CISCO SYSTEMS, INC.
Consolidated Statements of Operations
(in millions, except per-share amounts)

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
REVENUE:			
Product	$ 41,608	$ 39,253	$ 43,142
Services	15,046	14,550	13,856
Total revenue	56,654	53,803	56,998
COST OF SALES:			
Product	15,121	14,339	16,590
Services	4,743	4,636	4,655
Total cost of sales	19,864	18,975	21,245
GROSS MARGIN	36,790	34,828	35,753
OPERATING EXPENSES:			
Research and development	9,300	7,983	7,551
Sales and marketing	10,966	10,364	9,880
General and administrative	2,992	2,813	2,478
Amortization of purchased intangible assets	1,028	698	282
Restructuring and other charges	744	789	531
Total operating expenses	25,030	22,647	20,722
OPERATING INCOME	11,760	12,181	15,031
Interest income	1,001	1,365	962
Interest expense	(1,593)	(1,006)	(427)
Other income (loss), net	(68)	(306)	(248)
Interest and other income (loss), net	(660)	53	287
INCOME BEFORE PROVISION FOR INCOME TAXES	11,100	12,234	15,318
Provision for income taxes	920	1,914	2,705
NET INCOME	$ 10,180	$ 10,320	$ 12,613
Net income per share:			
Basic	$ 2.56	$ 2.55	$ 3.08
Diluted	$ 2.55	$ 2.54	$ 3.07
Shares used in per-share calculation:			
Basic	3,976	4,043	4,093
Diluted	3,998	4,062	4,105

See Notes to Consolidated Financial Statements.

CISCO SYSTEMS, INC.
Consolidated Statements of Comprehensive Income
(in millions)

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Net income	$ 10,180	$ 10,320	$ 12,613
Available-for-sale investments:			
Change in net unrealized gains and losses, net of tax benefit (expense) of $(31), $(47), and $35 for fiscal 2025, 2024, and 2023, respectively	121	146	(78)
Net (gains) losses reclassified into earnings, net of tax expense (benefit) of $(37), $(14), and $(4) for fiscal 2025, 2024, and 2023, respectively	63	53	17
	184	199	(61)
Cash flow hedging instruments:			
Change in unrealized gains and losses, net of tax benefit (expense) of $(7), $(30), and $(7) for fiscal 2025, 2024, and 2023, respectively	22	98	22
Net (gains) losses reclassified into earnings, net of tax (benefit) expense of $11, $12, and $15 for fiscal 2025, 2024, and 2023, respectively	(36)	(37)	(48)
	(14)	61	(26)
Net change in cumulative translation adjustment and actuarial gains and losses, net of tax benefit (expense) of $2, $2, and $19 for fiscal 2025, 2024, and 2023, respectively	306	(115)	134
Other comprehensive income (loss)	476	145	47
Comprehensive income	$ 10,656	$ 10,465	$ 12,660

See Notes to Consolidated Financial Statements.

CISCO SYSTEMS, INC.
Consolidated Statements of Cash Flows
(in millions)

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Cash flows from operating activities:			
Net income	$ 10,180	$ 10,320	$ 12,613
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, and other	2,811	2,507	1,726
Share-based compensation expense	3,641	3,074	2,353
Provision for receivables	24	34	31
Deferred income taxes	(1,133)	(972)	(2,085)
(Gains) losses on divestitures, investments and other, net	(38)	215	206
Change in operating assets and liabilities, net of effects of acquisitions and divestitures:			
Accounts receivable	(22)	(289)	734
Inventories	209	275	(1,069)
Financing receivables	214	76	1,102
Other assets	(499)	(671)	5
Accounts payable	257	(90)	27
Income taxes, net	(1,839)	(4,539)	1,218
Accrued compensation	(53)	(696)	651
Deferred revenue	248	1,220	2,326
Other liabilities	193	416	48
Net cash provided by operating activities	14,193	10,880	19,886
Cash flows from investing activities:			
Purchases of investments	(4,589)	(4,230)	(10,871)
Proceeds from sales of investments	2,643	4,136	1,054
Proceeds from maturities of investments	4,943	6,367	5,978
Acquisitions, net of cash and cash equivalents acquired	(291)	(25,994)	(301)
Purchases of investments in privately held companies	(383)	(284)	(185)
Return of investments in privately held companies	306	202	90
Acquisition of property and equipment	(905)	(670)	(849)
Other	9	(5)	(23)
Net cash provided by (used in) investing activities	1,733	(20,478)	(5,107)
Cash flows from financing activities:			
Issuances of common stock	736	714	700
Repurchases of common stock - repurchase program	(6,000)	(5,787)	(4,293)
Shares repurchased for tax withholdings on vesting of restricted stock units	(1,222)	(992)	(597)
Short-term borrowings, original maturities of 90 days or less, net	(31)	478	(602)
Issuances of debt	19,292	31,818	—
Repayments of debt	(22,073)	(9,826)	(500)
Repayments of Splunk convertible debt, net of capped call proceeds	—	(3,140)	—
Dividends paid	(6,437)	(6,384)	(6,302)
Other	(80)	(37)	(32)
Net cash provided by (used in) financing activities	(15,815)	6,844	(11,626)
Effect of foreign currency exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(43)	(31)	(105)
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	68	(2,785)	3,048
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of fiscal year	8,842	11,627	8,579
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of fiscal year	$ 8,910	$ 8,842	$ 11,627
Supplemental cash flow information:			
Cash paid for interest	$ 1,500	$ 583	$ 376
Cash paid for income taxes, net	$ 3,892	$ 7,426	$ 3,571

See Notes to Consolidated Financial Statements.

CISCO SYSTEMS, INC.
Consolidated Statements of Equity
(in millions, except per-share amounts)

	Shares of Common Stock	Common Stock and Additional Paid-In Capital		Retained Earnings		Accumulated Other Comprehensive Loss		Total Equity	
BALANCE AT JULY 30, 2022	4,110	$	42,714	$	(1,319)	$	(1,622)	$	39,773
Net income					12,613				12,613
Other comprehensive income (loss)							47		47
Issuance of common stock	57		700						700
Repurchase of common stock	(88)		(930)		(3,341)				(4,271)
Shares repurchased for tax withholdings on vesting of restricted stock units and other	(13)		(551)						(551)
Cash dividends declared ($1.54 per common share)					(6,302)				(6,302)
Share-based compensation			2,353						2,353
Other	—		3		(12)				(9)
BALANCE AT JULY 29, 2023	4,066	$	44,289	$	1,639	$	(1,575)	$	44,353
Net income					10,320				10,320
Other comprehensive income (loss)							145		145
Issuance of common stock	78		714						714
Repurchase of common stock	(117)		(1,292)		(4,472)				(5,764)
Shares repurchased for tax withholdings on vesting of restricted stock units and other	(20)		(997)						(997)
Cash dividends declared ($1.58 per common share)					(6,384)				(6,384)
Share-based compensation			3,074						3,074
Other			12		(16)				(4)
BALANCE AT JULY 27, 2024	**4,007**	**$**	**45,800**	**$**	**1,087**	**$**	**(1,430)**	**$**	**45,457**
Net income					**10,180**				**10,180**
Other comprehensive income (loss)							**476**		**476**
Issuance of common stock	**80**		**736**						**736**
Repurchase of common stock	**(105)**		**(1,230)**		**(4,765)**				**(5,995)**
Shares repurchased for tax withholdings on vesting of restricted stock units and other	**(22)**		**(1,209)**						**(1,209)**
Cash dividends declared ($1.62 per common share)					**(6,437)**				**(6,437)**
Share-based compensation			**3,641**						**3,641**
Other			**9**		**(15)**				**(6)**
BALANCE AT JULY 26, 2025	**3,960**	**$**	**47,747**	**$**	**50**	**$**	**(954)**	**$**	**46,843**

See Notes to Consolidated Financial Statements.

1. Basis of Presentation

The fiscal year for Cisco Systems, Inc. (the "Company," "Cisco," "we," "us," or "our") is the 52 or 53 weeks ending on the last Saturday in July. Fiscal 2025, fiscal 2024 and fiscal 2023 were each 52-week fiscal years. The Consolidated Financial Statements include our accounts and those of our subsidiaries and those of our investments consolidated under the voting interest method. All intercompany accounts and transactions have been eliminated. We conduct business globally and are primarily managed on a geographic basis in the following three geographic segments: the Americas; Europe, Middle East, and Africa (EMEA); and Asia Pacific, Japan, and China (APJC).

Certain reclassifications have been made to the amounts for prior years in order to conform to the current year's presentation. We have evaluated subsequent events through the date that the financial statements were issued.

2. Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents We consider all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

(b) Available-for-Sale Debt Investments We classify our investments in fixed income securities as available-for-sale debt investments. Our available-for-sale debt investments primarily consist of U.S. government, U.S. government agency, non-U.S. government and agency, corporate debt, U.S. agency mortgage-backed securities, commercial paper and certificates of deposit. These available-for-sale debt investments are primarily held in the custody of a major financial institution. A specific identification method is used to determine the cost basis of available-for-sale debt investments sold. These investments are recorded in the Consolidated Balance Sheets at fair value and unrealized gains and losses on these investments are included as a separate component of accumulated other comprehensive income (loss) (AOCI), net of tax. We classify our investments as current based on the nature of the investments and their availability for use in current operations.

(c) Equity Instruments Our equity investments are accounted for as follows:

- *Marketable equity securities* have readily determinable fair value (RDFV) that are measured and recorded at fair value through income.

- *Non-marketable equity securities* do not have RDFV and are measured using a measurement alternative recorded at cost less any impairment, plus or minus changes resulting from qualifying observable price changes. For certain of these securities, we have elected to apply the net asset value (NAV) practical expedient. The NAV is the estimated fair value of these investments.

- *Equity method investments* are securities we do not control, but are able to exert significant influence over the investee. These investments are measured at cost less any impairment, plus or minus our share of equity method investee income or loss.

(d) Impairments of Investments For our available-for-sale debt securities in an unrealized loss position, we determine whether a credit loss exists. In this assessment, among other factors, we consider the extent to which the fair value is less than the amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security. If factors indicate a credit loss exists, an allowance for credit loss is recorded to other income (loss), net, limited by the amount that the fair value is less than the amortized cost basis. The amount of fair value change relating to all other factors is recognized in other comprehensive income (OCI).

We hold non-marketable equity and other investments ("privately held investments") which are included in other assets in the Consolidated Balance Sheets. We monitor these investments for impairments and make reductions in carrying values if we determine that an impairment charge is required based primarily on the financial condition and near-term prospects of these companies.

(e) Inventories Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. We provide inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. The write-down is measured as the difference between the cost of the inventory and net realizable value based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. In addition, we record a liability for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of our future demand forecasts consistent with our valuation of excess and obsolete inventory.

(f) Allowance for Accounts Receivable, Contract Assets and Financing Receivables   We estimate our allowances for credit losses using relevant available information from internal and external sources, related to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. When assessing for credit losses, we determine collectibility by pooling our assets with similar characteristics.

The allowances for credit losses are each measured on a collective basis when similar risk characteristics exist. Our internal credit risk ratings are categorized as 1 through 10, with the lowest credit risk rating representing the highest quality. Assets that do not share risk characteristics are evaluated on an individual basis. The allowances for credit losses are each measured by multiplying the exposure probability of default, the probability the asset will default within a given time frame, by the loss given default rate, the percentage of the asset not expected to be collected due to default, based on the pool of assets.

Probability of default rates are published quarterly by third-party credit agencies. Adjustments to our internal credit risk ratings may take into account including, but not limited to, various customer-specific factors, the potential sovereign risk of the geographic locations in which the customer is operating and macroeconomic conditions. These factors are updated regularly or when facts and circumstances indicate that an update is deemed necessary.

(g) Financing Receivables and Guarantees   We provide financing arrangements, including loan receivables and lease receivables, for certain qualified channel partners and end-users to build, maintain, and upgrade their networks, and we record accrued interest on the portfolio. Loan receivables represent financing arrangements related to the sale of our hardware, software, and services (including technical support and advanced services), and also may include additional funding for other costs associated with network installation and integration of our products and services. Loan receivables have terms of one year to three years on average. Lease receivables represent sales-type leases resulting from the sale of Cisco's and complementary third-party products and are typically collateralized by a security interest in the underlying assets. Lease receivables consist of arrangements with terms of four years on average.

Outstanding financing receivables that are aged 31 days or more from the contractual payment date are considered past due. We do not accrue interest on financing receivables that are considered impaired and more than 120 days past due unless either the receivable has not been collected due to administrative reasons or the receivable is well secured and in the process of collection. Financing receivables may be placed on nonaccrual status earlier if, in management's opinion, a timely collection of the full principal and interest becomes uncertain. After a financing receivable has been categorized as nonaccrual, interest will be recognized when cash is received. A financing receivable may be returned to accrual status after all of the customer's delinquent balances of principal and interest have been settled, and the customer remains current for an appropriate period.

We facilitate arrangements for third-party financing extended to channel partners, consisting of revolving short-term financing, generally with payment terms ranging from 60 to 90 days. In certain instances, these financing arrangements result in a transfer of our receivables to the third party. The receivables are derecognized upon transfer, as these transfers qualify as a sale, and we receive a payment for the receivables from the third party based on our standard payment terms. These financing arrangements facilitate the working capital requirements of the channel partners, and, in some cases, we guarantee a portion of these arrangements. We could be called upon to make payments under these guarantees if the channel partners do not pay. Deferred revenue relating to these financing arrangements is recorded in accordance with revenue recognition policies or for the fair value of the financing guarantees.

(h) Leases   We lease real estate, information technology (IT) and other equipment and vehicles. We also have arrangements with certain suppliers and contract manufacturers which includes the leasing of dedicated space and equipment costs. Our leases have the option to extend or terminate the lease when it is reasonably certain that we will exercise that option.

As a lessee, we determine if an arrangement is a lease at commencement. Our right-of-use (ROU) lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments related to the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. We use incremental borrowing rates based on information available at the commencement date to determine the present value of our lease payments. Certain of our lease agreements contain variable lease payments. Our variable lease payments can fluctuate depending on the level of activity or the cost of certain services where we have elected to combine lease and non-lease components. While these payments are not included as part of our lease liabilities, they are recognized as variable lease expense in the period they are incurred.

We provide leasing of our equipment and complementary third-party products primarily through our channel partners and distributors, for which the income arising from these leases is recognized through interest income. As a lessor, we determine if an arrangement is a lease at inception. We provide leasing arrangements for our equipment to certain qualified customers. Our lease portfolio primarily consists of sales-type leases. We allocate the consideration in a bundled contract with our customers based on relative standalone selling prices of our lease and non-lease components. The residual value on our leased equipment is determined at the inception of the lease based on an analysis of estimates of the value of equipment, market factors and historical customer behavior. Residual value estimates are reviewed on a periodic basis and other-than-temporary declines are expensed in the period they occur. Our leases generally provide an end-of-term option for the customer to extend the lease under mutually-agreed terms, return the leased equipment, or purchase the equipment for either the then-market value of the equipment or a pre-determined purchase price. If a customer chooses to terminate their lease prior to the original end of termination date, the customer is required to pay all remaining lease payments in full.

(i) Depreciation and Amortization Property and equipment are stated at cost, less accumulated depreciation or amortization, whenever applicable. Depreciation and amortization expenses for property and equipment were approximately $0.7 billion for each of fiscal 2025, 2024, and 2023. Depreciation and amortization are computed using the straight-line method, generally over the following periods:

Asset Category	Period
Buildings	25 years
Building improvements	Up to 15 years
Leasehold improvements	Shorter of remaining lease term or up to 15 years
Production, engineering, computer and other equipment and related software	Up to 5 years
Operating lease assets	Based on lease term
Furniture and fixtures	5 years

(j) Business Combinations We allocate the fair value of the purchase consideration of our acquisitions to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development (IPR&D), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. Acquisition-related expenses and related restructuring costs are recognized separately from the business combination and are expensed as incurred.

(k) Goodwill and Purchased Intangible Assets Goodwill is tested for impairment on an annual basis in the fourth fiscal quarter and, when specific circumstances dictate, between annual tests. When impaired, the carrying value of goodwill is written down to fair value. Identifying a potential impairment consists of comparing the fair value of a reporting unit with its carrying amount, including goodwill. Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets. See "Long-Lived Assets" for our policy regarding impairment testing of purchased intangible assets with finite lives. Purchased intangible assets with indefinite lives are assessed for potential impairment annually or when events or circumstances indicate that their carrying amounts might be impaired.

(l) Long-Lived Assets Long-lived assets that are held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the difference between the fair value of the asset and its carrying value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

(m) Fair Value Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, we consider the principal or most advantageous market in which we would transact, and we also consider assumptions that market participants would use when pricing the asset or liability.

The accounting guidance for fair value measurement requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The fair value hierarchy is as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. We use inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of assets or liabilities.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The fair values are determined based on model-based techniques such as discounted cash flow models using inputs that we could not corroborate with market data.

(n) Derivative Instruments We recognize derivative instruments as either assets or liabilities and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the gain or loss is initially reported as a component of AOCI and subsequently reclassified into earnings when the hedged exposure affects earnings. For a derivative instrument designated as a net investment hedge of our foreign operations, the gain or loss is recorded in the cumulative translation adjustment within AOCI together with the offsetting loss or gain of the hedged exposure of the underlying foreign operations. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in earnings in the period of change. We record derivative instruments in the statements of cash flows to operating, investing, or financing activities consistent with the cash flows of the hedged item.

Hedge effectiveness for foreign exchange forward contracts used as cash flow hedges is assessed by comparing the change in the fair value of the hedge contract with the change in the fair value of the forecasted cash flows of the hedged item. Hedge effectiveness for equity forward contracts and foreign exchange net investment hedge forward contracts is assessed by comparing changes in fair value due to changes in spot rates for both the derivative and the hedged item. For foreign exchange option contracts, hedge effectiveness is assessed based on the hedging instrument's entire change in fair value. Hedge effectiveness for interest rate swaps is assessed by comparing the change in fair value of the swap with the change in the fair value of the hedged item due to changes in the benchmark interest rate.

(o) Foreign Currency Translation Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of AOCI. Income and expense accounts are translated at average exchange rates during the year. Remeasurement adjustments are recorded in other income (loss), net.

(p) Concentrations of Risk Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. We seek to mitigate our credit risks by spreading such risks across multiple counterparties and monitoring the risk profiles of these counterparties.

We perform ongoing credit evaluations of our customers and, with the exception of certain financing transactions, do not require collateral from our customers. We receive certain of our components from sole suppliers. Additionally, we rely on a limited number of contract manufacturers and suppliers to provide manufacturing services for our products. The inability of a contract manufacturer or supplier to fulfill our supply requirements could materially impact future operating results.

(q) Revenue Recognition We enter into contracts with customers that can include various combinations of products and services which are generally distinct and accounted for as separate performance obligations, resulting in contracts that may contain multiple performance obligations. We determine whether arrangements are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether our commitment to transfer the product or service to the customer is separately identifiable from other obligations in the contract. We classify our hardware, perpetual software licenses, and SaaS as distinct performance obligations. Term software licenses represent multiple obligations, which include software licenses and software maintenance. In transactions where we deliver hardware or software, we are typically the principal and we record revenue and costs of goods sold on a gross basis. We refer to our term software licenses, security software licenses, SaaS, and associated service arrangements as subscription offers. Revenue from subscription offers includes revenue recognized over time as well as upfront.

We recognize revenue upon transfer of control of promised goods or services in a contract with a customer in an amount that reflects the consideration we expect to receive in exchange for those products or services. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment, electronic delivery (or when the software is available for download by the customer), or once title and risk of loss has transferred to the customer. Transfer of control can also occur over time for software maintenance and services as the customer receives the benefit over the contract term. Our hardware and perpetual software licenses are distinct performance obligations where revenue is recognized upfront upon transfer of control. Term software licenses include multiple performance obligations where the term licenses are recognized upfront upon transfer of control, with the associated software maintenance revenue recognized ratably over the contract term as services and software updates are provided. SaaS arrangements do not include the right for the customer to take possession of the software during the term, and therefore have one distinct performance obligation which is satisfied over time with revenue recognized ratably over the contract term as the customer consumes the services. On our product sales, we record consideration from shipping and handling on a gross basis within net product sales. We record our revenue net of any associated sales taxes. An allowance for future sales returns is established based on historical trends in product return rates and the related provision is recorded as a reduction to revenue.

Revenue is allocated among these performance obligations in a manner that reflects the consideration that we expect to be entitled to for the promised goods or services based on standalone selling prices (SSP). SSP is estimated for each distinct performance obligation and judgment may be required in their determination. The best evidence of SSP is the observable price of a product or service when we sell the goods separately in similar circumstances and to similar customers. In instances where SSP is not directly observable, we determine SSP using information that may include market conditions and other observable inputs.

We assess relevant contractual terms in our customer contracts to determine the transaction price. We apply judgment in identifying contractual terms and determining the transaction price as we may be required to estimate variable consideration when determining the amount of revenue to recognize. Variable consideration includes potential contractual penalties and various rebate, cooperative marketing and other incentive programs that we offer to our distributors, channel partners and direct sale customers. When determining the amount of revenue to recognize, we estimate the expected usage of these programs, applying the expected value or most likely estimate and update the estimate at each reporting period as actual utilization becomes available. We also consider the customers' right of return in determining the transaction price, where applicable.

We assess certain software licenses, such as for security software, that contain critical updates or upgrades which customers can download throughout the contract term. Without these updates or upgrades, the functionality of the software would diminish over a relatively short time period. These updates or upgrades provide the customer the full functionality of the purchased security software licenses and are required to maintain the security license's utility as the risks and threats in the environment are rapidly changing. In these circumstances, the revenue from these software arrangements is recognized as a single performance obligation satisfied over the contract term.

(r) Advertising Costs   We expense advertising costs as incurred. Advertising costs included within sales and marketing expenses were approximately $186 million, $210 million, and $205 million for fiscal 2025, 2024, and 2023, respectively.

(s) Share-Based Compensation Expense   We measure and recognize the compensation expense for all share-based awards made to employees and directors, including restricted stock units (RSUs), performance-based restricted stock units (PRSUs), employee stock purchases related to the Employee Stock Purchase Plan (Employee Stock Purchase Rights) and employee stock options based on estimated fair values. Share-based compensation expense is reduced for forfeitures as they occur.

(t) Software Development Costs   Software development costs, including costs to develop software sold, leased, or otherwise marketed, that are incurred subsequent to the establishment of technological feasibility are capitalized. Costs incurred during the application development stage for internal-use software and cloud-based applications are capitalized. Such software development costs capitalized during the periods presented were not material.

(u) Income Taxes Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

We account for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We classify the liability for unrecognized tax benefits as current to the extent that we anticipate payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

(v) Computation of Net Income per Share Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Diluted shares outstanding includes the dilutive effect of in-the-money options, unvested restricted stock, and restricted stock units. The dilutive effect of such equity awards is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options and the amount of compensation cost for future service that we have not yet recognized are collectively assumed to be used to repurchase shares.

(w) Consolidation of Variable Interest Entities Our approach in assessing the consolidation requirement for variable interest entities focuses on identifying which enterprise has the power to direct the activities that most significantly impact the variable interest entity's economic performance and which enterprise has the obligation to absorb losses or the right to receive benefits from the variable interest entity. Should we conclude that we are the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity will be included in our Consolidated Financial Statements.

(x) Use of Estimates The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for the following, among others:

- Revenue recognition
- Allowances for accounts receivable, sales returns, and financing receivables
- Inventory valuation and liability for purchase commitments with contract manufacturers and suppliers
- Loss contingencies and product warranties
- Fair value measurements
- Valuation of goodwill and purchased intangible assets
- Income taxes

The actual results that we experience may differ materially from our estimates.

(y) Recent Accounting Updates Recently Adopted

Segment Reporting In November 2023, the Financial Accounting Standards Board (FASB) issued an accounting standard update that expands the disclosure requirements for reportable segments, primarily through enhanced disclosures around significant segment expenses. We adopted this accounting standard update for our fiscal 2025 Form 10-K with comparative periods updated to reflect additional disclosures. See Note 19.

(z) Recent Accounting Standards or Updates Not Yet Effective as of Fiscal Year End

Improvements on Income Tax Disclosures In December 2023, the FASB issued an accounting standard update expanding the requirements for disclosure of disaggregated information about the effective tax rate reconciliation and income taxes paid. The accounting standard update will be effective for our fiscal 2026 Form 10-K. We are currently evaluating the impact of this accounting standard update on our income tax disclosures.

Disaggregation of Income Statement Expenses In November 2024, the FASB issued an accounting standard update expanding the disclosure requirements about specific expense categories, primarily through disaggregated information on income statement line items. The accounting standard update will be effective for our fiscal 2028 Form 10-K, and early adoption is permitted. We are currently evaluating the impact of this accounting standard update on our Consolidated Financial Statements.

3. Revenue

(a) Disaggregation of Revenue

We disaggregate our revenue into groups of similar products and services that depict the nature, amount, and timing of revenue and cash flows for our various offerings. The sales cycle, contractual obligations, customer requirements, and go-to-market strategies differ for each of our product categories, resulting in different economic risk profiles for each category.

The following table presents this disaggregation of revenue (in millions):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Product revenue:			
Networking	$ 28,304	$ 29,229	$ 34,570
Security	8,094	5,075	3,859
Collaboration	4,154	4,113	4,052
Observability	1,055	837	661
Total Product	41,608	39,253	43,142
Services	15,046	14,550	13,856
Total revenue	$ 56,654	$ 53,803	$ 56,998

Amounts may not sum due to rounding.

Networking consists of our core networking technologies of switching, routing, wireless, and servers. These technologies consist of both hardware and software offerings, including software licenses and SaaS. Our hardware and perpetual software in this category are distinct performance obligations where revenue is recognized upfront upon transfer of control. Term software licenses are multiple performance obligations where the term license is recognized upfront upon transfer of control with the associated software maintenance revenue recognized ratably over the contract term. SaaS arrangements in this category have one distinct performance obligation which is satisfied over time with revenue recognized ratably over the contract term.

Security consists of our Network Security, Identity and Access Management, SASE and Threat Intelligence, Detection, and Response offerings. These products consist of both hardware and software offerings, including software licenses and SaaS. Updates and upgrades for the term software licenses are critical for our software to perform its intended commercial purpose because of the continuous need for our software to secure our customers' network environments against frequent threats. Therefore, security software licenses are generally represented by a single distinct performance obligation with revenue recognized ratably over the contract term. Our hardware and perpetual software in this category are distinct performance obligations where revenue is recognized upfront upon transfer of control. SaaS arrangements in this category have one distinct performance obligation which is satisfied over time with revenue recognized ratably over the contract term.

Collaboration consists of our Webex Suite, Collaboration Devices, Contact Center and CPaaS offerings. These products consist primarily of software offerings, including software licenses and SaaS, as well as hardware. Our perpetual software and hardware in this category are distinct performance obligations where revenue is recognized upfront upon transfer of control. Term software licenses are multiple performance obligations where the term license is recognized upfront upon transfer of control with the associated software maintenance revenue recognized ratably over the contract term. SaaS arrangements in this category have one distinct performance obligation which is satisfied over time with revenue recognized ratably over the contract term.

Observability consists of our network assurance, monitoring and analytics and observability suite offerings. These products consist primarily of software offerings, including software licenses and SaaS. Our perpetual software in this category are distinct performance obligations where revenue is recognized upfront upon transfer of control. Term software licenses are multiple performance obligations where the term license is recognized upfront upon transfer of control with the associated software maintenance revenue recognized ratably over the contract term. SaaS arrangements in this category have one distinct performance obligation which is satisfied over time with revenue recognized ratably over the contract term.

In addition to our product offerings, we provide a broad range of service and support options for our customers, including technical support services and advanced services. Technical support services represent the majority of these offerings which are distinct performance obligations that are satisfied over time with revenue recognized ratably over the contract term. Advanced services are distinct performance obligations that are satisfied over time with revenue recognized as services are delivered.

The sales arrangements as discussed above are typically made pursuant to customer purchase orders based on master purchase or partner agreements. Cash is received based on our standard payment terms which is typically 30 days. We provide financing arrangements to customers for our hardware, software and service offerings. Refer to Note 9 for additional information. For these arrangements, cash is typically received over time.

Subscription revenue includes revenue recognized from our term software licenses, security software licenses, SaaS, and associated service arrangements. Our subscription revenue is recorded in product and services revenue in our Consolidated Statements of Operations as follows (in millions):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Product	$ 17,783	$ 14,078	$ 11,931
Services	13,743	13,302	12,709
Total	$ 31,526	$ 27,380	$ 24,640

The majority of our product subscription revenue is recognized over time and the remainder is recognized upfront. Substantially all of our services subscription revenue is recognized over time based on the contract term.

(b) Contract Balances

Accounts Receivable

Accounts receivable, net was $6.7 billion as of each of July 26, 2025 and July 27, 2024, as reported on the Consolidated Balance Sheets.

The allowances for credit loss for our accounts receivable are summarized as follows (in millions):

	July 26, 2025	July 27, 2024	July 29, 2023
Allowance for credit loss at beginning of fiscal year	$ 87	$ 85	$ 83
Provisions	33	36	39
Recoveries (write-offs), net	(51)	(34)	(37)
Allowance for credit loss at end of fiscal year	$ 69	$ 87	$ 85

Contract Assets and Liabilities

Gross contract assets by our internal risk ratings are summarized as follows (in millions):

	July 26, 2025	July 27, 2024
1 to 4	$ 1,358	$ 1,266
5 to 6	1,868	1,456
7 and Higher	73	72
Total	$ 3,299	$ 2,794

Contract assets consist of unbilled receivables and are recorded when revenue is recognized in advance of scheduled billings to our customers. These amounts are primarily related to software and service arrangements where transfer of control has occurred but we have not yet invoiced. As of July 26, 2025 and July 27, 2024, our contract assets for these unbilled receivables, net of allowances, were $3.2 billion and $2.7 billion, respectively, of which $1.7 billion and $1.4 billion, respectively, were included in other current assets, with remaining balances included in other assets.

Contract liabilities consist of deferred revenue. Deferred revenue was $28.8 billion as of July 26, 2025 compared to $28.5 billion as of July 27, 2024. We recognized approximately $16.1 billion of revenue during fiscal 2025 that was included in the deferred revenue balance at July 27, 2024.

(c) Capitalized Contract Acquisition Costs

We capitalize direct and incremental costs incurred to acquire contracts, primarily sales commissions, for which the associated revenue is expected to be recognized in future periods. We incur these costs in connection with both initial contracts and renewals. These costs are initially deferred and typically amortized over the term of the customer contract which corresponds to the period of benefit. Capitalized contract acquisition costs were $1.5 billion and $1.3 billion as of July 26, 2025 and July 27, 2024, respectively, and were included in other current assets and other assets. The amortization expense associated with these costs was $957 million, $742 million, and $723 million for fiscal 2025, 2024, and 2023, respectively, and was included in sales and marketing expenses.

4. Acquisitions

(a) Fiscal 2025 Acquisitions Summary

Allocation of the total purchase consideration for acquisitions we completed during fiscal 2025 is summarized as follows (in millions):

Fiscal 2025	Purchase Consideration	Net Tangible Assets Acquired (Liabilities Assumed)	Purchased Intangible Assets	Goodwill
Total acquisitions	$ 293	$ (21)	$ 121	$ 193

The total purchase consideration of $293 million related to our acquisitions completed during fiscal 2025 consisted primarily of cash consideration. The total cash and cash equivalents acquired from these acquisitions was approximately $15 million.

The purchase price allocation for acquisitions completed during fiscal 2025 is preliminary and subject to revision as additional information about fair value of assets and liabilities become available. Additional information that existed as of the acquisition date but is currently unknown to us may become known during the remainder of the measurement period, a period not to exceed 12 months from the acquisition date.

(b) Fiscal 2024 Acquisitions Summary

Allocation of the total purchase consideration for acquisitions we completed during fiscal 2024 is summarized as follows (in millions):

Fiscal 2024	Purchase Consideration	Net Tangible Assets Acquired (Liabilities Assumed)	Purchased Intangible Assets	Goodwill
Splunk	$ 27,090	$ (2,761)	$ 10,550	$ 19,301
Other acquisitions	1,370	(47)	500	917
Total acquisitions	$ 28,460	$ (2,808)	$ 11,050	$ 20,218

Acquisition of Splunk Inc.

On March 18, 2024, we completed the acquisition of Splunk Inc. ("Splunk"), a public cybersecurity and observability company. Under the terms of the agreement, we agreed to pay $157 per share in cash, representing approximately $27 billion in merger consideration.

Purchase Consideration

The following table summarizes the purchase consideration for the Splunk acquisition (in millions):

	Amount
Cash paid for outstanding Splunk common stock	$ 26,950
Fair value of converted Splunk equity awards attributable to pre-acquisition services	137
Settlement of pre-existing relationships	3
Total purchase consideration	$ 27,090

Allocation of the total purchase consideration for Splunk is presented as follows (in millions):

	Amount
Cash and cash equivalents	$ 2,422
Investments	285
Accounts receivable, net	623
Goodwill	19,301
Purchased intangible assets	10,550
Deferred tax assets	1,308
Other current and noncurrent assets	1,176
Accounts payable	(39)
Accrued compensation	(337)
Current portion of deferred revenue	(1,768)
Splunk convertible notes	(3,344)
Deferred tax liabilities	(2,523)
Noncurrent portion of deferred revenue	(86)
Other current and other noncurrent liabilities	(478)
Total	$ 27,090

Our Consolidated Statements of Operations for fiscal 2024 includes revenue of approximately $1.4 billion and a net loss of $557 million attributable to Splunk since the date of acquisition.

We incurred $82 million of transaction costs related to the Splunk acquisition and these costs were expensed as incurred in G&A in the Consolidated Statements of Operations. We incurred $79 million of these transaction costs in fiscal 2024.

The goodwill generated from Splunk is primarily related to expected synergies. Goodwill is not deductible for income tax purposes. Refer to Note 5. Goodwill and Purchased Intangible Assets for details about our intangible assets acquired through the Splunk acquisition.

Pro forma Financial Information

The unaudited pro forma financial information in the table below summarizes the combined results of our operations and Splunk's operations, as though the acquisition of Splunk had been completed as of the beginning of fiscal 2023. The pro forma financial information for fiscal 2024 combines our results for this period with the results of Splunk for the period beginning August 1, 2023, through July 27, 2024. The pro forma financial information for fiscal 2023 combines our historical results for that period with the historical results of Splunk for the year ended July 31, 2023.

The following table summarizes the pro forma financial information (in millions):

Years Ended	July 27, 2024	July 29, 2023
Total revenue	$ 56,761	$ 60,841
Net income	$ 9,280	$ 10,078

The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition and the cost of financing the acquisition had taken place at the beginning of fiscal 2023. The financial information for the periods presented above includes pro forma adjustments for amortization of purchased intangible assets, costs related to financing the acquisition and transaction costs.

Other 2024 Acquisitions

The total purchase consideration of $1.4 billion related to the other acquisitions we completed during fiscal 2024 consisted primarily of cash consideration. The total cash and cash equivalents acquired from these other acquisitions was approximately $24 million.

(c) Fiscal 2023 Acquisitions

Allocation of the total purchase consideration for acquisitions completed during fiscal 2023 is summarized as follows (in millions):

Fiscal 2023	Purchase Consideration		Net Tangible Assets Acquired (Liabilities Assumed)		Purchased Intangible Assets		Goodwill	
Total acquisitions	$	315	$	(18)	$	150	$	183

The total purchase consideration related to our acquisitions completed during fiscal 2023 consisted of cash consideration and vested share-based awards assumed. The total cash and cash equivalents acquired from these acquisitions was approximately $7 million.

(d) Compensation Expense Related to Acquisitions

In connection with our acquisitions, we have agreed to pay certain additional amounts contingent upon the continued employment with Cisco of certain employees of the acquired entities.

The following table summarizes the compensation expense related to acquisitions (in millions):

	July 26, 2025		July 27, 2024		July 29, 2023	
Compensation expense related to acquisitions	**$**	**876**	$	618	$	222

As of July 26, 2025, we estimated that future cash compensation expense of up to $618 million may be required to be recognized pursuant to these applicable acquisition agreements.

(e) Other Acquisition and Divestiture Information

Total transaction costs related to acquisition and divestiture activities during fiscal 2025, 2024, and 2023, inclusive of Splunk, were $12 million, $104 million and $26 million, respectively. These transaction costs were expensed as incurred in G&A in the Consolidated Statements of Operations.

The goodwill generated from acquisitions completed during fiscal 2025, 2024, and 2023 is primarily related to expected synergies. The goodwill is generally not deductible for income tax purposes.

The Consolidated Financial Statements include the operating results of each acquisition from the date of acquisition. Pro forma results of operations and the revenue and net income subsequent to the acquisition date for the acquisitions completed during fiscal 2025, 2024, and 2023, with the exception of Splunk, have not been presented because the effects of the acquisitions were not material to our financial results.

5. Goodwill and Purchased Intangible Assets

(a) Goodwill

The following tables present the goodwill allocated to our reportable segments as of July 26, 2025 and July 27, 2024, as well as the changes to goodwill during fiscal 2025 and 2024 (in millions):

	Balance at July 27, 2024	Acquisitions, net of Divestitures	Foreign Currency Translation and Other	Balance at July 26, 2025
Americas	$ 36,169	$ 121	$ 178	$ 36,468
EMEA	14,283	47	67	14,397
APJC	8,208	23	40	8,271
Total	$ 58,660	$ 191	$ 285	$ 59,136

	Balance at July 29, 2023	Splunk	Other Acquisitions	Foreign Currency Translation and Other	Balance at July 27, 2024
Americas	$ 24,035	$ 11,619	$ 573	$ (58)	$ 36,169
EMEA	9,118	4,980	207	(22)	14,283
APJC	5,382	2,702	137	(13)	8,208
Total	$ 38,535	$ 19,301	$ 917	$ (93)	$ 58,660

(b) Purchased Intangible Assets

The following tables present details of our intangible assets acquired through acquisitions completed during fiscal 2025 and 2024 (in millions, except years):

	FINITE LIVES						INDEFINITE LIVES	TOTAL
	CUSTOMER RELATED		TECHNOLOGY		TRADE NAME		IPR&D	
Fiscal 2025	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Amount	Amount
Total acquisitions	3.5	$ 16	3.8	$ 105	—	$ —	$ —	$ 121

	FINITE LIVES						INDEFINITE LIVES	TOTAL
	CUSTOMER RELATED		TECHNOLOGY		TRADE NAME		IPR&D	
Fiscal 2024	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Amount	Amount
Splunk	9.1	$ 6,140	6.0	$ 3,900	12.0	$ 510	$ —	$ 10,550
Others	4.9	83	4.8	400	1.3	3	14	500
Total acquisitions		$ 6,223		$ 4,300		$ 513	$ 14	$ 11,050

The following tables present details of our purchased intangible assets (in millions):

July 26, 2025	Gross	Accumulated Amortization	Net
Purchased intangible assets with finite lives:			
Customer related	$ 6,341	$ (1,268)	$ 5,073
Technology	5,254	(1,606)	3,648
Trade name	526	(72)	454
Total purchased intangible assets with finite lives	12,121	(2,946)	9,175
In-process research and development, with indefinite lives	—	—	—
Total	$ 12,121	$ (2,946)	$ 9,175

July 27, 2024	Gross	Accumulated Amortization	Net
Purchased intangible assets with finite lives:			
Customer related	$ 6,844	$ (829)	$ 6,015
Technology	6,680	(2,006)	4,674
Trade name	553	(49)	504
Total purchased intangible assets with finite lives	14,077	(2,884)	11,193
In-process research and development, with indefinite lives	26	—	26
Total	$ 14,103	$ (2,884)	$ 11,219

Purchased intangible assets include intangible assets acquired through acquisitions as well as through direct purchases or licenses.

Impairment charges related to purchased intangible assets were $40 million for fiscal 2025 and $145 million for fiscal 2024. Impairment charges were as a result of declines in estimated fair value resulting from the reductions in or the elimination of expected future cash flows associated with certain in-process research and development and technology intangible assets.

The following table presents the amortization of purchased intangible assets, including impairment charges (in millions):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Amortization of purchased intangible assets:			
Cost of sales	$ 1,174	$ 955	$ 649
Operating expenses	1,028	698	282
Total	$ 2,202	$ 1,653	$ 931

The estimated future amortization expense of purchased intangible assets with finite lives as of July 26, 2025 is as follows (in millions):

Fiscal Year	Amount
2026	$ 1,828
2027	1,480
2028	1,401
2029	1,275
2030	991
Thereafter	2,200
Total	$ 9,175

6. Restructuring and Other Charges

In the first quarter of fiscal 2025, we announced a restructuring plan (the "Fiscal 2025 Plan"), in order to allow us to invest in key growth opportunities and drive more efficiencies in our business. The Fiscal 2025 Plan is expected to impact approximately 7% of our global workforce, with estimated pre-tax charges of up to $1 billion consisting of severance and other one-time termination benefits, and other costs. In connection with the Fiscal 2025 Plan, we incurred charges of $744 million in fiscal 2025 and the plan is expected to be substantially completed in the second quarter of fiscal 2026. The aggregate pre-tax charges are primarily cash-based and consist of severance and other one-time termination benefits, and other costs.

We initiated a restructuring plan in fiscal 2024 (the "Fiscal 2024 Plan"), in order to realign the organization and enable further investment in key priority areas. In connection with the Fiscal 2024 Plan, we incurred cumulative charges of $654 million and the plan is complete. The aggregate pretax charges related to this plan were primarily cash-based and consist of severance and other one-time termination benefits and other costs.

We initiated a restructuring plan in fiscal 2023 (the "Fiscal 2023 Plan"), which was completed in fiscal 2024. In connection with the Fiscal 2023 Plan, we incurred cumulative charges of $670 million and the plan is complete. The aggregate pretax charges related to this plan were primarily cash-based and consist of severance and other one-time termination benefits, real estate-related charges, and other costs.

The following table summarizes the activities related to our restructuring liability, which is included in other current liabilities on our Consolidated Balance Sheets (in millions):

| | FISCAL 2025 PLAN | | FISCAL 2024 AND PRIOR PLANS | | |
	Employee Severance	Other	Employee Severance	Other	Total
Liability as of July 30, 2022	$ —	$ —	$ 2	$ 7	$ 9
Charges	—	—	465	66	531
Cash payments	—	—	(302)	(12)	(314)
Non-cash items	—	—	2	(15)	(13)
Liability as of July 29, 2023	—	—	167	46	213
Charges	—	—	731	58	789
Cash payments	—	—	(677)	(14)	(691)
Non-cash items	—	—	—	(37)	(37)
Liability as of July 27, 2024	—	—	221	53	274
Charges	617	127	—	—	744
Cash payments	(582)	(9)	(170)	(9)	(770)
Non-cash items	31	(72)	(29)	(31)	(101)
Liability as of July 26, 2025	$ 66	$ 46	$ 22	$ 13	$ 147

7. Balance Sheet and Other Details

The following tables provide details of selected balance sheet and other items (in millions, except percentages):

Cash, Cash Equivalents, Restricted Cash and Restricted Cash Equivalents

	July 26, 2025	July 27, 2024
Cash and cash equivalents	$ 8,346	$ 7,508
Restricted cash and restricted cash equivalents included in other current assets	564	765
Restricted cash and restricted cash equivalents included in other assets	—	569
Total	$ 8,910	$ 8,842

Our restricted cash and restricted cash equivalents are funds primarily related to contractual obligations with suppliers.

Inventories

	July 26, 2025	July 27, 2024
Raw materials	$ 1,744	$ 2,039
Work in process	261	83
Finished goods	933	1,027
Service-related spares	220	216
Demonstration systems	6	8
Total	$ 3,164	$ 3,373

Property and Equipment, Net

	July 26, 2025	July 27, 2024
Gross property and equipment:		
Land, buildings, and building and leasehold improvements	$ 4,045	$ 4,247
Production, engineering, computer and other equipment and related software	5,178	5,160
Operating lease assets	51	115
Furniture, fixtures and other	316	351
Total gross property and equipment	9,590	9,873
Less: accumulated depreciation and amortization	(7,477)	(7,783)
Total	$ 2,113	$ 2,090

Remaining Performance Obligations (RPO)

	July 26, 2025	July 27, 2024
Product	$ 21,572	$ 20,055
Services	21,961	20,993
Total	$ 43,533	$ 41,048
Short-term RPO	$ 21,723	$ 20,882
Long-term RPO	21,810	20,166
Total	$ 43,533	$ 41,048
Amount to be recognized as revenue over the next 12 months	50 %	51 %
Deferred revenue	$ 28,779	$ 28,475
Unbilled contract revenue	14,754	12,573
Total	$ 43,533	$ 41,048

Unbilled contract revenue represents noncancelable contracts for which we have not invoiced, have an obligation to perform, and revenue has not yet been recognized in the financial statements.

Deferred Revenue

	July 26, 2025	July 27, 2024
Product	$ 13,490	$ 13,219
Services	15,289	15,256
Total	$ 28,779	$ 28,475
Reported as:		
Current	$ 16,416	$ 16,249
Noncurrent	12,363	12,226
Total	$ 28,779	$ 28,475

Transition Tax Payable

Our income tax payable associated with the one-time U.S. transition tax on accumulated earnings for foreign subsidiaries as a result of the Tax Act is as follows:

	July 26, 2025	July 27, 2024
Current	$ 1,595	$ 1,819
Noncurrent	—	2,273
Total	$ 1,595	$ 4,092

Our remaining transition tax payable as of July 26, 2025 has been reduced to reflect the transition tax benefit of the U.S. Tax Court opinion in *Varian Medical Systems, Inc. v. Commissioner*. See Note 18.

8. Leases

(a) Lessee Arrangements

The following table presents our operating lease balances (in millions):

	Balance Sheet Line Item	July 26, 2025	July 27, 2024
Operating lease ROU assets	Other assets	$ 1,301	$ 1,066
Operating lease liabilities	Other current liabilities	$ 375	$ 364
Operating lease liabilities	Other long-term liabilities	1,175	906
Total operating lease liabilities		$ 1,550	$ 1,270

The components of our lease expenses were as follows (in millions):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Operating lease expense	$ 495	$ 420	$ 425
Short-term lease expense	77	75	65
Variable lease expense	191	194	242
Total lease expense	$ 763	$ 689	$ 732

Supplemental information related to our operating leases is as follows (in millions):

Years Ended	July 26, 2025	July 27, 2024
Cash paid for amounts included in the measurement of lease liabilities — operating cash flows	$ 457	$ 394
ROU assets obtained in exchange for operating leases liabilities	$ 660	$ 459

The weighted-average lease term was 5.7 years and 4.9 years as of July 26, 2025 and July 27, 2024, respectively. The weighted-average discount rate was 4.1% and 4.0% as of July 26, 2025 and July 27, 2024, respectively.

The maturities of our operating leases (undiscounted) as of July 26, 2025 are as follows (in millions):

Fiscal Year	Amount
2026	$ 429
2027	322
2028	247
2029	200
2030	181
Thereafter	369
Total lease payments	1,748
Less interest	(198)
Total	$ 1,550

(b) Lessor Arrangements

Our leases primarily represent sales-type leases with terms of four years on average. We provide leasing of our equipment and complementary third-party products primarily through our channel partners and distributors, for which the income arising from these leases is recognized through interest income. Interest income for fiscal 2025, 2024, and 2023 was $66 million, $65 million and $51 million, respectively, and was included in interest income in the Consolidated Statement of Operations. The net investment of our lease receivables is measured at the commencement date as the gross lease receivable, residual value less unearned income and allowance for credit loss. For additional information, see Note 9.

Future minimum lease payments on our lease receivables as of July 26, 2025 are summarized as follows (in millions):

Fiscal Year	Amount
2026	$ 342
2027	163
2028	234
2029	177
2030	34
Thereafter	32
Total	982
Less: Present value of lease payments	883
Unearned income	$ 99

Actual cash collections may differ from the contractual maturities due to early customer buyouts, refinancings, or defaults.

We provide financing of certain equipment through operating leases, and the amounts are included in property and equipment in the Consolidated Balance Sheets. Amounts relating to equipment on operating lease assets held by us and the associated accumulated depreciation are summarized as follows (in millions):

	July 26, 2025	July 27, 2024
Operating lease assets	$ 51	$ 115
Accumulated depreciation	(17)	(61)
Operating lease assets, net	$ 34	$ 54

Our operating lease income for fiscal 2025, 2024, and 2023 was $37 million, $58 million and $73 million, respectively, and was included in product revenue in the Consolidated Statement of Operations.

Minimum future rentals on noncancelable operating leases as of July 26, 2025 are summarized as follows (in millions):

Fiscal Year	Amount
2026	$ 16
2027	7
2028	2
Total	$ 25

9. Financing Receivables

(a) Financing Receivables

Financing receivables primarily consist of loan receivables and lease receivables. Loan receivables represent financing arrangements related to the sale of our hardware, software, and services (including technical support and advanced services), and also may include additional funding for other costs associated with network installation and integration of our products and services. Loan receivables have terms of one year to three years on average. Lease receivables represent sales-type leases resulting from the sale of Cisco's and complementary third-party products and are typically collateralized by a security interest in the underlying assets. Lease receivables consist of arrangements with terms of four years on average.

A summary of our financing receivables is presented as follows (in millions):

July 26, 2025	Loan Receivables	Lease Receivables	Total
Gross	$ 5,628	$ 982	$ 6,610
Residual value	—	66	66
Unearned income	—	(99)	(99)
Allowance for credit loss	(37)	(13)	(50)
Total, net	$ 5,591	$ 936	$ 6,527
Reported as:			
Current	$ 2,715	$ 346	$ 3,061
Noncurrent	2,876	590	3,466
Total, net	$ 5,591	$ 936	$ 6,527

July 27, 2024	Loan Receivables	Lease Receivables	Total
Gross	$ 5,858	$ 965	$ 6,823
Residual value	—	67	67
Unearned income	—	(111)	(111)
Allowance for credit loss	(50)	(15)	(65)
Total, net	$ 5,808	$ 906	$ 6,714
Reported as:			
Current	$ 3,071	$ 267	$ 3,338
Noncurrent	2,737	639	3,376
Total, net	$ 5,808	$ 906	$ 6,714

(b) Credit Quality of Financing Receivables

The tables below present our gross financing receivables, excluding residual value, less unearned income, categorized by our internal credit risk rating by period of origination (in millions):

July 26, 2025

Internal Credit Risk Rating	Prior	Fiscal Year July 31, 2021	July 30, 2022	July 29, 2023	July 27, 2024	July 26, 2025	Total
Loan Receivables:							
1 to 4	$ 2	$ 83	$ 236	$ 371	$ 1,258	$ 1,556	$ 3,506
5 to 6	2	56	53	167	561	1,248	2,087
7 and Higher	—	—	6	9	4	16	35
Total Loan Receivables	$ 4	$ 139	$ 295	$ 547	$ 1,823	$ 2,820	$ 5,628
Lease Receivables:							
1 to 4	$ —	$ 9	$ 23	$ 112	$ 187	$ 207	$ 538
5 to 6	—	6	25	77	120	103	331
7 and Higher	—	—	1	3	8	2	14
Total Lease Receivables	$ —	$ 15	$ 49	$ 192	$ 315	$ 312	$ 883
Total	$ 4	$ 154	$ 344	$ 739	$ 2,138	$ 3,132	$ 6,511

July 27, 2024

Internal Credit Risk Rating	Prior	Fiscal Year July 25, 2020	July 31, 2021	July 30, 2022	July 29, 2023	July 27, 2024	Total
Loan Receivables:							
1 to 4	$ 2	$ 78	$ 341	$ 555	$ 945	$ 1,803	$ 3,724
5 to 6	2	29	127	130	426	1,314	2,028
7 and Higher	3	1	10	74	14	4	106
Total Loan Receivables	$ 7	$ 108	$ 478	$ 759	$ 1,385	$ 3,121	$ 5,858
Lease Receivables:							
1 to 4	$ 1	$ 8	$ 38	$ 46	$ 176	$ 341	$ 610
5 to 6	1	11	22	44	129	21	228
7 and Higher	—	—	1	3	4	8	16
Total Lease Receivables	$ 2	$ 19	$ 61	$ 93	$ 309	$ 370	$ 854
Total	$ 9	$ 127	$ 539	$ 852	$ 1,694	$ 3,491	$ 6,712

The following tables present the aging analysis of gross receivables as of July 26, 2025 and July 27, 2024 (in millions):

DAYS PAST DUE (INCLUDES BILLED AND UNBILLED)

July 26, 2025	31 - 60	61 - 90	91+	Total Past Due	Current	Total	120+ Still Accruing	Nonaccrual Financing Receivables	Impaired Financing Receivables
Loan receivables	$ 18	$ 18	$ 16	$ 52	$ 5,576	$ 5,628	$ 4	$ 5	$ 5
Lease receivables	7	3	6	16	867	883	4	1	1
Total	$ 25	$ 21	$ 22	$ 68	$ 6,443	$ 6,511	$ 8	$ 6	$ 6

July 27, 2024	DAYS PAST DUE (INCLUDES BILLED AND UNBILLED) 31 - 60	61 - 90	91+	Total Past Due	Current	Total	120+ Still Accruing	Nonaccrual Financing Receivables	Impaired Financing Receivables
Loan receivables	$ 34	$ 17	$ 35	$ 86	$ 5,772	$ 5,858	$ 14	$ 7	$ 7
Lease receivables	14	4	5	23	831	854	1	—	—
Total	$ 48	$ 21	$ 40	$ 109	$ 6,603	$ 6,712	$ 15	$ 7	$ 7

Past due financing receivables are those that are 31 days or more past due according to their contractual payment terms. The data in the preceding tables is presented by contract, and the aging classification of each contract is based on the oldest outstanding receivable, and therefore past due amounts also include unbilled and current receivables within the same contract.

(c) Allowance for Credit Loss Rollforward

The allowances for credit loss and the related financing receivables are summarized as follows (in millions):

	CREDIT LOSS ALLOWANCES		
	Loan Receivables	**Lease Receivables**	**Total**
Allowance for credit loss as of July 27, 2024	**$ 50**	**$ 15**	**$ 65**
Provisions (benefits)	**(6)**	**(3)**	**(9)**
Recoveries (write-offs), net	**(9)**	**—**	**(9)**
Foreign exchange and other	**2**	**1**	**3**
Allowance for credit loss as of July 26, 2025	**$ 37**	**$ 13**	**$ 50**

	CREDIT LOSS ALLOWANCES		
	Loan Receivables	Lease Receivables	Total
Allowance for credit loss as of July 29, 2023	$ 53	$ 19	$ 72
Provisions (benefits)	1	(3)	(2)
Recoveries (write-offs), net	(4)	(1)	(5)
Allowance for credit loss as of July 27, 2024	$ 50	$ 15	$ 65

	CREDIT LOSS ALLOWANCES		
	Loan Receivables	Lease Receivables	Total
Allowance for credit loss as of July 30, 2022	$ 103	$ 23	$ 126
Provisions (benefits)	(7)	(1)	(8)
Recoveries (write-offs), net	(38)	(3)	(41)
Foreign exchange and other	(5)	—	(5)
Allowance for credit loss as of July 29, 2023	$ 53	$ 19	$ 72

10. Investments

(a) Summary of Available-for-Sale Debt Investments

The following tables summarize our available-for-sale debt investments (in millions):

July 26, 2025	Amortized Cost	Gross Unrealized Gains	Gross Unrealized and Credit Losses	Fair Value
U.S. government securities	$ 1,971	$ 2	$ (12)	$ 1,961
U.S. government agency securities	67	—	—	67
Non-U.S. government and agency securities	458	—	—	458
Corporate debt securities	3,138	13	(61)	3,090
U.S. agency mortgage-backed securities	320	—	(34)	286
Commercial paper	950	—	—	950
Certificates of deposit	569	—	—	569
Total	$ 7,473	$ 15	$ (107)	$ 7,381

July 27, 2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized and Credit Losses	Fair Value
U.S. government securities	$ 2,380	$ 1	$ (28)	$ 2,353
U.S. government agency securities	223	—	(2)	221
Non-U.S. government and agency securities	370	1	—	371
Corporate debt securities	3,818	5	(146)	3,677
U.S. agency mortgage-backed securities	1,959	—	(178)	1,781
Commercial paper	1,023	—	—	1,023
Certificates of deposit	439	—	—	439
Total	$ 10,212	$ 7	$ (354)	$ 9,865

The following table presents the gross realized gains and gross realized losses related to available-for-sale debt investments (in millions):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Gross realized gains	$ 10	$ 7	$ 4
Gross realized losses	(110)	(74)	(25)
Total	$ (100)	$ (67)	$ (21)

The following tables present the breakdown of the available-for-sale debt investments with gross unrealized losses and the duration that those losses had been unrealized at July 26, 2025 and July 27, 2024 (in millions):

July 26, 2025	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government securities	$ 1,076	$ (6)	$ 302	$ (6)	$ 1,378	$ (12)
U.S. government agency securities	8	—	21	—	29	—
Non-U.S. government and agency securities	292	—	—	—	292	—
Corporate debt securities	106	—	1,800	(35)	1,906	(35)
U.S. agency mortgage-backed securities	5	—	279	(34)	284	(34)
Commercial paper	30	—	—	—	30	—
Total	$ 1,517	$ (6)	$ 2,402	$ (75)	$ 3,919	$ (81)

July 27, 2024	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government securities	$ 598	$ (2)	$ 1,399	$ (26)	$ 1,997	$ (28)
U.S. government agency securities	89	—	109	(2)	198	(2)
Non-U.S. government and agency securities	17	—	—	—	17	—
Corporate debt securities	276	(1)	2,818	(115)	3,094	(116)
U.S. agency mortgage-backed securities	238	(1)	1,438	(177)	1,676	(178)
Commercial paper	10	—	—	—	10	—
Total	$ 1,228	$ (4)	$ 5,764	$ (320)	$ 6,992	$ (324)

The following table summarizes the maturities of our available-for-sale debt investments as of July 26, 2025 (in millions):

	Amortized Cost	Fair Value
Within 1 year	$ 3,959	$ 3,911
After 1 year through 5 years	3,194	3,184
Mortgage-backed securities with no single maturity	320	286
Total	$ 7,473	$ 7,381

Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay certain obligations.

(b) Marketable Equity Securities

We held marketable equity securities of $383 million and $481 million as of July 26, 2025 and July 27, 2024, respectively. We recognized net unrealized gains of $108 million, $71 million and $36 million for fiscal 2025, 2024, and 2023, respectively, on our marketable securities still held as of the reporting date.

(c) Investments in Privately Held Companies

The carrying value of our investments in privately held companies was $1.9 billion and $1.8 billion as of July 26, 2025 and July 27, 2024, respectively. We have total funding commitments of $0.3 billion related to privately held investments. The carrying value of these investments and the additional funding commitments, collectively, represent our maximum exposure related to privately held investments.

Investments in privately held companies measured using the measurement alternative had a carrying value of $0.6 billion as of each of July 26, 2025 and July 27, 2024. We recorded adjustments to the carrying value of our investments in privately held companies measured using the measurement alternative as follows (in millions):

	July 26, 2025	July 27, 2024
Cumulative upward adjustments	$ 195	$ 207
Cumulative downward adjustments, including impairments	(597)	(537)
Net adjustments	$ (402)	$ (330)

We held equity interests in certain private equity funds of $0.7 billion and $0.8 billion as of July 26, 2025 and July 27, 2024, respectively, which are accounted for under the NAV practical expedient.

Of the total carrying value of our investments in privately held companies as of July 26, 2025, $0.8 billion of such investments are considered to be in variable interest entities which are unconsolidated.

Certain of our investments in privately held companies are required to be consolidated under the voting interest entity model. The noncontrolling interest attributed to these investments was $162 million and $99 million as of July 26, 2025 and July 27, 2024, respectively, and is included in the equity section of the Consolidated Balance Sheets. The share of earnings attributable to the noncontrolling interest attributed to these investments is not material for any of the fiscal years presented and is included in other income (loss), net in the Consolidated Statements of Operations.

11. Fair Value

(a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis were as follows (in millions):

	JULY 26, 2025 FAIR VALUE MEASUREMENTS			JULY 27, 2024 FAIR VALUE MEASUREMENTS		
	Level 1	Level 2	Total Balance	Level 1	Level 2	Total Balance
Assets:						
Cash equivalents:						
Money market funds	$ 5,885	$ —	$ 5,885	$ 3,334	$ —	$ 3,334
Commercial paper	—	336	336	—	468	468
Certificates of deposit	—	—	—	—	14	14
Corporate debt securities	—	1	1	—	25	25
Available-for-sale debt investments:						
U.S. government securities	—	1,961	1,961	—	2,353	2,353
U.S. government agency securities	—	67	67	—	221	221
Non-U.S. government and agency securities	—	458	458	—	371	371
Corporate debt securities	—	3,090	3,090	—	3,677	3,677
U.S. agency mortgage-backed securities	—	286	286	—	1,781	1,781
Commercial paper	—	950	950	—	1,023	1,023
Certificates of deposit	—	569	569	—	439	439
Equity investments:						
Marketable equity securities	383	—	383	481	—	481
Other current assets:						
Money market funds	563	—	563	750	—	750
Other assets:						
Money market funds	—	—	—	563	—	563
Derivative assets	—	32	32	—	64	64
Total	$ 6,831	$ 7,750	$ 14,581	$ 5,128	$ 10,436	$ 15,564
Liabilities:						
Derivative liabilities	$ —	$ 31	$ 31	$ —	$ 74	$ 74
Total	$ —	$ 31	$ 31	$ —	$ 74	$ 74

(b) Assets Measured at Fair Value on a Nonrecurring Basis

Our non-marketable equity securities using the measurement alternative are adjusted to fair value on a non-recurring basis. Adjustments are made when observable transactions for identical or similar investments of the same issuer occur, or due to impairment. These securities are classified as Level 3 in the fair value hierarchy because we estimate the value based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs such as volatility, rights, and obligations of the securities we hold.

The fair value for purchased intangible assets measured at fair value on a nonrecurring basis was categorized as Level 3 due to the use of significant unobservable inputs in the valuation. Significant unobservable inputs that were used included expected revenues and net income related to the assets and the expected life of the assets. The difference between the estimated fair value and the carrying value of the assets was recorded as an impairment charge, which was included in product cost of sales and operating expenses as applicable. See Note 5.

(c) Other Fair Value Disclosures

The fair value of our short-term loan receivables approximates their carrying value due to their short duration. The aggregate carrying value of our long-term loan receivables as of July 26, 2025 and July 27, 2024 was $2.9 billion and $2.7 billion, respectively. The estimated fair value of our long-term loan receivables approximates their carrying value. We use unobservable inputs in determining discounted cash flows to estimate the fair value of our long-term loan receivables, and therefore they are categorized as Level 3.

As of July 26, 2025 and July 27, 2024, the estimated fair value of our short-term debt approximates its carrying value due to the short maturities. As of July 26, 2025, the fair value of our senior notes was $25.0 billion, with a carrying amount of $24.6 billion. This compares to a fair value of $20.4 billion and a carrying amount of $20.1 billion as of July 27, 2024. The fair value of the senior notes was determined based on observable market prices in a less active market and was categorized as Level 2.

12. Borrowings

(a) Short-Term Debt

The following table summarizes our short-term debt (in millions, except percentages):

	July 26, 2025		July 27, 2024	
	Amount	Effective Rate	Amount	Effective Rate
Current portion of senior notes	$ 1,749	4.15 %	$ 488	6.66 %
Commercial paper	3,482	4.37 %	10,853	5.43 %
Current portion of other debt	1	1.13 %	—	—
Total	$ 5,232		$ 11,341	

We have a short-term debt financing program of up to $15.0 billion through the issuance of commercial paper notes. We use the proceeds from the issuance of commercial paper notes for general corporate purposes.

The effective rates for the short- and long-term debt include the interest on the notes, the accretion of the discount, the issuance costs, and, if applicable, adjustments related to hedging.

(b) Long-Term Debt

The following table summarizes our long-term debt (in millions, except percentages):

	Maturity Date	July 26, 2025 Amount	July 26, 2025 Effective Rate	July 27, 2024 Amount	July 27, 2024 Effective Rate
Senior notes:					
Fixed-rate notes:					
3.50%	June 15, 2025	$ —	—	$ 500	6.66%
4.90%	February 26, 2026	1,000	5.00%	1,000	5.00%
2.95%	February 28, 2026	750	3.01%	750	3.01%
2.50%	September 20, 2026	1,500	2.55%	1,500	2.55%
4.80%	February 26, 2027	2,000	4.90%	2,000	4.90%
4.55%	February 24, 2028	1,000	4.61%	—	—
4.85%	February 26, 2029	2,500	4.91%	2,500	4.91%
4.75%	February 24, 2030	1,000	4.73%	—	—
4.95%	February 26, 2031	2,500	5.04%	2,500	5.04%
4.95%	February 24, 2032	1,000	4.94%	—	—
5.05%	February 26, 2034	2,500	4.97%	2,500	4.97%
5.10%	February 24, 2035	1,250	5.11%	—	—
5.90%	February 15, 2039	2,000	6.11%	2,000	6.11%
5.50%	January 15, 2040	2,000	5.67%	2,000	5.67%
5.30%	February 26, 2054	2,000	5.28%	2,000	5.28%
5.50%	February 24, 2055	750	5.49%	—	—
5.35%	February 26, 2064	1,000	5.42%	1,000	5.42%
Other debt		3	1.13%	3	1.13%
Total		24,753		20,253	
Unaccreted discount/issuance costs		(142)		(133)	
Hedge accounting fair value adjustments		—		(11)	
Total		$ 24,611		$ 20,109	
Reported as:					
Current portion of long-term debt		$ 1,750		$ 488	
Long-term debt		22,861		19,621	
Total		$ 24,611		$ 20,109	

In February 2025, we issued senior notes for an aggregate principal amount of $5.0 billion.

Interest is payable semiannually on each class of the senior fixed-rate notes. Each of the senior fixed-rate notes is redeemable by us at any time, subject to a make-whole premium. The senior notes rank at par with the commercial paper notes that have been issued pursuant to our short-term debt financing program, as discussed above under "(a) Short-Term Debt." As of July 26, 2025, we were in compliance with all debt covenants.

As of July 26, 2025, future principal payments for long-term debt, including the current portion, are summarized as follows (in millions):

Fiscal Year	Amount
2026	$ 1,751
2027	3,502
2028	1,000
2029	2,500
2030	1,000
Thereafter	15,000
Total	$ 24,753

(c) Credit Facility

On February 2, 2024, we entered into an amended and restated 5-year $5.0 billion unsecured revolving credit agreement. The interest rate for the credit agreement is determined based on a formula using certain market rates. The credit agreement requires that we comply with certain covenants, including that we maintain an interest coverage ratio (defined in the agreement as the ratio of consolidated EBITDA to consolidated interest expense) of not less than 3.0 to 1.0. As of July 26, 2025, we were in compliance with all associated covenants and we had not borrowed any funds under our credit agreement.

13. Derivative Instruments

(a) Summary of Derivative Instruments

We use derivative instruments primarily to manage exposures to foreign currency exchange rate, interest rate, and equity price risks. Our primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates, interest rates, and equity prices. Our derivatives expose us to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. We seek to mitigate such risks by limiting our counterparties to major financial institutions and requiring collateral in certain cases. In addition, the potential risk of loss with any one counterparty resulting from credit risk is monitored. Management does not expect material losses as a result of defaults by counterparties.

The fair values of our derivative instruments and the line items on the Consolidated Balance Sheets to which they were recorded are summarized as follows (in millions):

	DERIVATIVE ASSETS			DERIVATIVE LIABILITIES		
	Balance Sheet Line Item	July 26, 2025	July 27, 2024	Balance Sheet Line Item	July 26, 2025	July 27, 2024
Derivatives designated as hedging instruments:						
Foreign currency derivatives	Other current assets	$ 17	$ 47	Other current liabilities	$ 2	$ 1
Foreign currency derivatives	Other assets	10	15	Other long-term liabilities	2	—
Interest rate derivatives	Other current assets	—	—	Other current liabilities	—	11
Total		27	62		4	12
Derivatives not designated as hedging instruments:						
Foreign currency derivatives	Other current assets	3	2	Other current liabilities	17	47
Foreign currency derivatives	Other assets	2	—	Other long-term liabilities	10	15
Total		5	2		27	62
Total		$ 32	$ 64		$ 31	$ 74

The following amounts were recorded on the Consolidated Balance Sheets related to cumulative basis adjustments for our fair value hedges (in millions):

Balance Sheet Line Item of Hedged Item	CARRYING AMOUNT OF THE HEDGED ASSETS/ (LIABILITIES)		CUMULATIVE AMOUNT OF FAIR VALUE HEDGING ADJUSTMENT INCLUDED IN THE CARRYING AMOUNT OF THE HEDGED ASSETS/ LIABILITIES	
	July 26, 2025	July 27, 2024	**July 26, 2025**	July 27, 2024
Short-term debt	$ —	$ (488)	$ —	$ 11

The effect of derivative instruments designated as fair value hedges, recognized in interest and other income (loss), net is summarized as follows (in millions):

	GAINS (LOSSES) FOR THE YEARS ENDED		
	July 26, 2025	July 27, 2024	July 29, 2023
Interest rate derivatives:			
Hedged items	$ (11)	$ (30)	$ 31
Derivatives designated as hedging instruments	11	30	(31)
Total	$ —	$ —	$ —

The effect on the Consolidated Statements of Operations of derivative instruments not designated as hedges is summarized as follows (in millions):

Derivatives Not Designated as Hedging Instruments	Line Item in Statements of Operations	GAINS (LOSSES) FOR THE YEARS ENDED		
		July 26, 2025	July 27, 2024	July 29, 2023
Foreign currency derivatives	Other income (loss), net	$ 102	$ (162)	$ 1
Total return swaps—deferred compensation	Operating expenses and other	56	91	58
Equity derivatives	Other income (loss), net	—	2	13
Total		$ 158	$ (69)	$ 72

The notional amounts of our outstanding derivatives are summarized as follows (in millions):

	July 26, 2025	July 27, 2024
Foreign currency derivatives	$ 8,978	$ 7,434
Interest rate derivatives	—	500
Total return swaps—deferred compensation	1,087	985
Total	$ 10,065	$ 8,919

(b) Offsetting of Derivative Instruments

We present our derivative instruments at gross fair values in the Consolidated Balance Sheets. However, our master netting and other similar arrangements with the respective counterparties allow for net settlement under certain conditions, which are designed to reduce credit risk by permitting net settlement with the same counterparty.

To further limit credit risk, we also enter into collateral security arrangements related to certain derivative instruments whereby cash is posted as collateral between the counterparties based on the fair market value of the derivative instrument. Under these collateral security arrangements, the net cash provided for collateral was not material as of either July 26, 2025 or July 27, 2024.

(c) Foreign Currency Exchange Risk

We conduct business globally in numerous currencies. Therefore, we are exposed to adverse movements in foreign currency exchange rates. To limit the exposure related to foreign currency changes, we enter into foreign currency contracts. We do not enter into such contracts for speculative purposes.

We may hedge forecasted foreign currency transactions related to certain revenues, operating expenses and service cost of sales with currency options and forward contracts. These currency options and forward contracts, designated as cash flow hedges, generally have maturities of less than 24 months. The derivative instrument's gain or loss is initially reported as a component of accumulated other comprehensive income (AOCI) and subsequently reclassified into earnings when the hedged exposure affects earnings.

We enter into foreign exchange forward and option contracts to reduce the short-term effects of foreign currency fluctuations on assets and liabilities such as foreign currency receivables, long-term customer financings and payables. These derivatives are not designated as hedging instruments. Gains and losses on the contracts are included in other income (loss), net, and substantially offset foreign exchange gains and losses from the remeasurement of monetary assets and liabilities denominated in currencies other than the functional currency of the reporting entity.

We hedge certain net investments in our foreign operations with forward contracts to reduce the effects of foreign currency fluctuations on our net investment in those foreign subsidiaries. These derivative instruments generally have maturities of up to six months.

(d) Interest Rate Risk

We periodically enter into treasury lock agreements, designated as cash flow hedges, in order to hedge the impact of changes in the U.S. benchmark interest rate on future interest payments in anticipation of future debt offerings. Changes in the fair value of treasury lock agreements are recorded to AOCI and reclassified into earnings when the hedged exposure affects earnings.

(e) Equity Price Risk

We are exposed to variability in compensation charges related to certain deferred compensation obligations to employees and directors. Although not designated as accounting hedges, we utilize derivatives such as total return swaps to economically hedge this exposure and offset the related compensation expense.

14. Commitments and Contingencies

(a) Purchase Commitments with Contract Manufacturers and Suppliers

We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, we enter into agreements with contract manufacturers and suppliers that allow them to procure inventory based upon criteria as defined by us or establish the parameters defining our requirements. A significant portion of our reported purchase commitments arising from these agreements consists of firm, noncancelable, and unconditional commitments. Certain of these inventory purchase commitments are directly with suppliers, and relate to fixed-dollar commitments to secure supply and pricing for certain product components for multi-year periods. In certain instances, these agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed.

The following table summarizes our inventory purchase commitments with contract manufacturers and suppliers by period (in millions):

	July 26, 2025	July 27, 2024
Less than 1 year	$ 7,202	$ 3,952
1 to 3 years	320	1,085
3 to 5 years	77	121
Total	$ 7,599	$ 5,158

The purchase commitments with contract manufacturers and suppliers as of July 26, 2025 has been reduced to give effect to the settlement of a legal dispute with a supplier over purchase obligations arising under certain long-term supply arrangements. See Note 21.

We record a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. As of July 26, 2025 and July 27, 2024, the liability for these purchase commitments was $206 million and $498 million, respectively, and was included in other current liabilities.

(b) Other Commitments

We have certain funding commitments, primarily related to our privately held investments. The funding commitments were $0.3 billion and $0.2 billion as of July 26, 2025 and July 27, 2024, respectively.

(c) Product Warranties

The following table summarizes the activity related to the product warranty liability (in millions):

	July 26, 2025	July 27, 2024	July 29, 2023
Balance at beginning of fiscal year	$ 362	$ 329	$ 333
Provisions for warranties issued	403	425	386
Adjustments for pre-existing warranties	42	22	18
Settlements	(408)	(414)	(408)
Balance at end of fiscal year	$ 399	$ 362	$ 329

We accrue for warranty costs as part of our cost of sales based on associated material product costs, labor costs for technical support staff, and associated overhead. Our products are generally covered by a warranty for periods ranging from 90 days to five years, and for some products we provide a limited lifetime warranty.

(d) Financing and Other Guarantees

In the ordinary course of business, we provide financing guarantees for various third-party financing arrangements extended to channel partners customers. Payments under these financing guarantee arrangements were not material for the periods presented.

Channel Partner Financing Guarantees   We facilitate arrangements for third-party financing extended to channel partners, consisting of revolving short-term financing, with payment terms generally ranging from 60 to 90 days. These financing arrangements facilitate the working capital requirements of the channel partners, and, in some cases, we guarantee a portion of these arrangements. The volume of channel partner financing was $24.9 billion, $27.1 billion, and $32.1 billion in fiscal 2025, 2024, and 2023, respectively. The balance of the channel partner financing subject to guarantees was $1.3 billion and $1.2 billion as of July 26, 2025 and July 27, 2024, respectively.

Financing Guarantee Summary   The aggregate amounts of channel partner financing guarantees outstanding at July 26, 2025 and July 27, 2024, representing the total maximum potential future payments under financing arrangements with third parties along with the related deferred revenue, are summarized in the following table (in millions):

	July 26, 2025	July 27, 2024
Maximum potential future payments	$ 123	$ 127
Deferred revenue	(13)	(13)
Total	$ 110	$ 114

(e) Indemnifications

In the normal course of business, we have indemnification obligations to other parties, including customers, lessors, and parties to other transactions with us, with respect to certain matters. We have agreed to indemnify against losses arising from a breach of representations or covenants or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time or circumstances within which an indemnification claim can be made and the amount of the claim.

It is not possible to determine the maximum potential amount for claims made under the indemnification obligations due to uncertainties in the litigation process, coordination with and contributions by other parties and the defendants in these types of cases, and the unique facts and circumstances involved in each particular case and agreement. Historically, indemnity payments made by us have not had a material effect on our Consolidated Financial Statements.

In addition, we have entered into indemnification agreements with our officers and directors, and our Amended and Restated Bylaws contain similar indemnification obligations to our agents.

(f)   Legal Proceedings

Brazil   Brazilian authorities have investigated our Brazilian subsidiary and certain of its former employees, as well as a Brazilian importer of our products, and its affiliates and employees, relating to alleged evasion of import taxes and alleged improper transactions involving the subsidiary and the importer. Brazilian tax authorities have assessed claims against our Brazilian subsidiary based on a theory of joint liability with the Brazilian importer for import taxes, interest, and penalties. In addition to claims asserted by the Brazilian federal tax authorities in prior fiscal years, tax authorities from the Brazilian state of Sao Paulo have asserted similar claims on the same legal basis in prior fiscal years.

The remaining asserted claims by Brazilian federal tax authorities are for calendar years 2004 through 2007, and the remaining asserted claims by the tax authorities from the state of Sao Paulo are for calendar years 2005 through 2007. The total remaining asserted claims by Brazilian state and federal tax authorities aggregate to $141 million for the alleged evasion of import and other taxes, $816 million for interest, and $289 million for various penalties, all determined using an exchange rate as of July 26, 2025.

We have completed a thorough review of the matters and believe the asserted claims against our Brazilian subsidiary are without merit, and we are defending the claims vigorously. While we believe there is no legal basis for the alleged liability, due to the complexities and uncertainty surrounding the judicial process in Brazil and the nature of the claims asserting joint liability with the importer, we are unable to determine the likelihood of an unfavorable outcome against our Brazilian subsidiary and are unable to reasonably estimate a range of loss, if any. We do not expect a final judicial determination for several years.

Centripetal   On February 13, 2018, Centripetal Networks, Inc. ("Centripetal") asserted patent infringement claims against us in the U.S. District Court for the Eastern District of Virginia, alleging that several of our products and services infringe eleven Centripetal U.S. patents. After two bench trials and various administrative actions and appeals, we have been found either to not have infringed any of the patents or the patents have been invalidated. Centripetal appealed one of the invalidity decisions and we are awaiting the decision following the Federal Circuit hearing on that appeal on February 6, 2025. Centripetal's appeal of the non-infringement judgment of the District Court is ongoing.

Between April 2020 and February 2022, Centripetal also filed complaints in the District Court of Dusseldorf in Germany ("German Court"), asserting five patents and one utility model. Centripetal sought damages and injunctive relief in all cases. In various proceedings in 2021, 2022, and 2023, we have been found to have not infringed three patents, one patent was invalidated, and the utility model was invalidated. The infringement action on the final patent is stayed due to an invalidity action heard on June 6, 2024 in the Federal Patent Court, in which all claims, aside from one auxiliary claim, were found invalid, and for which we are awaiting a decision on appeal from the German Federal Court of Justice. Centripetal's appeals of two of the non-infringement findings remain pending and, on March 27, 2024, the Court of Appeals rejected Centripetal's appeal of the third non-infringement finding. In an appellate decision on December 11, 2024, the German Federal Court of Justice revoked one of the two patents for which Centripetal appealed the finding of non-infringement, rendering moot the non-infringement appeal of that patent.

On July 10, 2023, Centripetal filed a complaint in the Paris Judiciary Court asserting the French counterpart of a European Patent. Centripetal seeks damages and injunctive relief in the case. Centripetal previously asserted the German counterpart of the same European Patent in Germany and the German Court rejected Centripetal's complaint finding no infringement. We have filed our response and defenses to the complaint and the case briefing is ongoing. While the Court has not set a final hearing date, we anticipate that it will occur in the third calendar quarter of 2026.

Due to uncertainty surrounding patent litigation processes in the U.S. and Europe, we are unable to reasonably estimate the ultimate outcome of the litigations at this time. If we do not prevail in these litigations, we believe that any damages ultimately assessed would not have a material effect on our Consolidated Financial Statements.

Ramot   On June 12, 2019 and on February 26, 2021, Ramot at Tel Aviv University Ltd. ("Ramot") asserted patent infringement claims against Cisco and Acacia in the U.S. District Court for the Eastern District of Texas ("E.D. Tex.") and in the District of Delaware ("D. Del."), respectively. Ramot is seeking damages, including enhanced damages, and a royalty on future sales. Ramot alleges that certain optical transceiver modules and line cards infringe three patents. We challenged the validity of the patents in the U.S. Patent and Trademark Office ("PTO") and the pending District Court cases have been stayed. On September 28, 2021 and May 24, 2022, Cisco and Acacia filed two declaratory judgment actions of noninfringement against Ramot in D. Del on other Ramot patents and those proceedings are ongoing. The Court set trial in the D. Del. cases for November 3, 2025.

While we believe that we have strong non-infringement and invalidity arguments in these litigations, and that Ramot's damages theories in such cases are not supported by prevailing law, we are unable to reasonably estimate the ultimate outcome of these litigations at this time due to uncertainties in the litigation processes. If we do not prevail in court in these litigations, we believe any damages ultimately assessed would not have a material effect on our Consolidated Financial Statements.

<u>Egenera</u>   On August 8, 2016, Egenera, Inc. ("Egenera") asserted infringement claims against us in the U.S. District Court for the District of Massachusetts, alleging that Cisco's Unified Computing System Manager infringes three patents. Egenera sought damages, including enhanced damages, and an injunction. Two of the asserted patents were dismissed, leaving Egenera's infringement claim based on one asserted patent. On March 25, 2022, the PTO preliminarily found all of the asserted claims of the remaining patent unpatentable in ex parte reexamination proceedings. On August 15, 2022, after a jury trial for the remaining patent, the jury returned a verdict in favor of Cisco. The District Court denied Egenera's post-trial motions, and Egenera filed an appeal to the Federal Circuit on January 13, 2023. The Federal Circuit heard oral argument on October 11, 2024 and on July 7, 2025, the Federal Circuit affirmed the final judgment of the District Court that was in Cisco's favor.

In addition to the above matters, we are subject to other legal proceedings, claims, and litigation arising in the ordinary course of business, including intellectual property litigation. While the outcome of these matters is currently not determinable, we do not believe that the ultimate costs to resolve these matters will have a material effect on our Consolidated Financial Statements.

For additional information regarding intellectual property litigation, see "Part I, Item 1A. Risk Factors—We may be found to infringe on intellectual property rights of others" herein.

15. Stockholders' Equity

(a) Stock Repurchase Program

In September 2001, our Board of Directors authorized a stock repurchase program. As of July 26, 2025, the remaining authorized amount for stock repurchases under this program was approximately $14.2 billion with no termination date.

Our stock repurchase activity under the stock repurchase program, reported based on the trade date, is summarized as follows (in millions, except per-share amounts):

Years Ended	Shares	Weighted-Average Price per Share		Amount	
July 26, 2025	**105**	**$**	**56.53**	**$**	**5,995**
July 27, 2024	117	$	49.45	$	5,764
July 29, 2023	88	$	48.49	$	4,271

There were $20 million, $25 million and $48 million in stock repurchases that were pending settlement as of July 26, 2025, July 27, 2024 and July 29, 2023, respectively.

The purchase price for the shares of our stock repurchased is reflected as a reduction to stockholders' equity.

We are required to allocate the purchase price of the repurchased shares as (i) a reduction to retained earnings or an increase to accumulated deficit and (ii) a reduction of common stock and additional paid-in capital.

(b) Dividends Declared

On August 13, 2025, our Board of Directors declared a quarterly dividend of $0.41 per common share to be paid on October 22, 2025, to all stockholders of record as of the close of business on October 3, 2025. Future dividends will be subject to the approval of our Board of Directors.

(c) Preferred Stock

Under the terms of our Amended and Restated Certificate of Incorporation, the Board of Directors is authorized to issue preferred stock in one or more series and, in connection with the creation of such series, to fix by resolution the designation, powers (including voting powers (if any)), preferences and relative, participating, optional or other special rights, if any, of such series, and any qualifications, limitations or restrictions thereof, of the shares of such series. As of July 26, 2025, we have not issued any shares of preferred stock.

16. Employee Benefit Plans

(a) Employee Stock Incentive Plans

We have one stock incentive plan: the 2005 Stock Incentive Plan (the "2005 Plan"). In addition, we have, in connection with our acquisitions of various companies, assumed the share-based awards granted under stock incentive plans of the acquired companies or issued share-based awards in replacement thereof. Share-based awards are designed to reward employees for their long-term contributions to us and provide incentives for them to remain with us. The number and frequency of share-based awards are based on competitive practices, our operating results, government regulations, and other factors.

The 2005 Plan provides for the granting of stock options, stock grants, stock units and stock appreciation rights (SARs), the vesting of which may be time-based or upon satisfaction of performance goals, or both, and/or other conditions. Time-based and performance-based RSUs generally vest over three years with certain awards containing retirement eligible provisions. Employees (including employee directors and executive officers) and consultants of Cisco and its subsidiaries and affiliates and non-employee directors of Cisco are eligible to participate in the 2005 Plan. The 2005 Plan may be terminated by our Board of Directors at any time and for any reason, and is currently set to terminate at the 2030 Annual Meeting unless re-adopted or extended by our stockholders prior to or on such date.

Under the 2005 Plan's share reserve feature, a distinction is made between the number of shares in the reserve attributable to (i) stock options and SARs and (ii) "full value" awards (i.e., stock grants and stock units). Shares issued as stock grants, pursuant to stock units or pursuant to the settlement of dividend equivalents are counted against shares available for issuance under the 2005 Plan on a 1.5-to-1 ratio. For each share awarded as restricted stock or a restricted stock unit award under the 2005 Plan, 1.5 shares was deducted from the available share-based award balance. If awards issued under the 2005 Plan are forfeited or terminated for any reason before being exercised or settled, then the shares underlying such awards, plus the number of additional shares, if any, that counted against shares available for issuance under the 2005 Plan at the time of grant as a result of the application of the share ratio described above, will become available again for issuance under the 2005 Plan. As of July 26, 2025, 100 million shares were authorized for future grant under the 2005 Plan.

(b) Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan under which eligible employees are offered shares through a 24-month offering period, which consists of four consecutive 6-month purchase periods. Employees may purchase a limited amount of shares of our stock at a discount of up to 15% of the lesser of the fair market value at the beginning of the offering period or the end of each 6-month purchase period. The Employee Stock Purchase Plan is scheduled to terminate on the earlier of (i) January 3, 2030 and (ii) the date on which all shares available for issuance under the Employee Stock Purchase Plan are sold pursuant to exercised purchase rights. We issued 18 million, 20 million, and 19 million shares under the Employee Stock Purchase Plan in fiscal 2025, 2024, and 2023, respectively. As of July 26, 2025, 50 million shares were available for issuance under the Employee Stock Purchase Plan.

(c) Summary of Share-Based Compensation Expense

Share-based compensation expense consists of expenses for RSUs, stock purchase rights, and stock options, granted to employees or assumed from acquisitions. The following table summarizes share-based compensation expense (in millions):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Cost of sales—product	$ 255	$ 214	$ 151
Cost of sales—services	329	300	245
Share-based compensation expense in cost of sales	584	514	396
Research and development	1,625	1,316	1,008
Sales and marketing	918	846	673
General and administrative	476	375	270
Restructuring and other charges	38	23	6
Share-based compensation expense in operating expenses	3,057	2,560	1,957
Total share-based compensation expense	$ 3,641	$ 3,074	$ 2,353
Income tax benefit for share-based compensation	$ 871	$ 696	$ 449

As of July 26, 2025, the total compensation cost related to unvested share-based awards not yet recognized was $4.5 billion, which is expected to be recognized over approximately 1.9 years on a weighted-average basis.

(d) Restricted Stock Unit Awards

A summary of the restricted stock and stock unit activity, which includes time-based and performance-based or market-based RSUs, is as follows (in millions, except per-share amounts):

	Restricted Stock/ Stock Units	Weighted-Average Grant Date Fair Value per Share	Aggregate Fair Value
UNVESTED BALANCE AT JULY 30, 2022	97	$ 46.67	
Granted and assumed	72	42.08	
Vested	(39)	46.69	$ 1,746
Canceled/forfeited/other	(8)	45.17	
UNVESTED BALANCE AT JULY 29, 2023	122	44.04	
Granted and assumed	63	48.97	
Vested	(58)	43.46	$ 2,906
Canceled/forfeited/other	(10)	45.65	
UNVESTED BALANCE AT JULY 27, 2024	117	46.86	
Granted and assumed	**70**	**55.73**	
Vested	**(65)**	**46.95**	**$ 3,707**
Canceled/forfeited/other	**(9)**	**48.04**	
UNVESTED BALANCE AT JULY 26, 2025	**113**	**$ 52.26**	

(e) Valuation of Employee Share-Based Awards

Time-based restricted stock units and PRSUs that are based on our financial performance metrics or non-financial operating goals are valued using the market value of our common stock on the date of grant, discounted for the present value of expected dividends. For PRSUs granted, we included a relative total shareholder return (TSR) modifier to determine the number of shares earned at the end of the performance period. The TSR modifier is determined using a Monte Carlo simulation model. The PRSUs granted during the fiscal years presented are contingent on the achievement of our financial performance metrics, our comparative market-based returns, or the achievement of financial and non-financial operating goals.

The assumptions for the valuation of time-based RSUs and PRSUs are summarized as follows:

	RESTRICTED STOCK UNITS		
Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Number of shares granted (in millions)	65	60	70
Grant date fair value per share	$ 55.93	$ 48.71	$ 42.13
Weighted-average assumptions/inputs:			
Expected dividend yield	2.7 %	3.0 %	3.4 %
Range of risk-free interest rates	3.5% − 4.9%	4.2% − 5.6%	3.7% − 5.7%

	PERFORMANCE BASED RESTRICTED STOCK UNITS		
Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Number of shares granted (in millions)	4	3	2
Grant date fair value per share	$ 54.50	$ 59.31	$ 40.44

The assumptions for the valuation of employee stock purchase rights are summarized as follows:

	EMPLOYEE STOCK PURCHASE RIGHTS		
Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Weighted-average assumptions:			
Expected volatility	22.5 %	28.3 %	28.7 %
Risk-free interest rate	5.0 %	2.9 %	2.8 %
Expected dividend	3.3 %	3.5 %	3.6 %
Expected life (in years)	1.3	1.2	1.2
Weighted-average estimated grant date fair value per share	$ 12.18	$ 11.59	$ 12.40

The valuation of employee stock purchase rights and the related assumptions are for the employee stock purchases made during the respective fiscal years.

We used the implied volatility for traded options (with contract terms corresponding to the expected life of the employee stock purchase rights) on our stock as the expected volatility assumption required in the Black-Scholes model. The implied volatility is more representative of future stock price trends than historical volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock purchase rights. The dividend yield assumption is based on the history and expectation of dividend payouts at the grant date.

(f) Employee 401(k) Plans

We sponsor the Cisco Systems, Inc. 401(k) Plan (the "Plan") to provide retirement benefits for our employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides for tax-deferred salary contributions and after-tax contributions for eligible employees. The Plan allows employees to contribute up to 75% of their annual eligible earnings to the Plan on a pretax and after-tax basis, including Roth contributions. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Code. We match pretax and Roth employee contributions up to 100% of the first 4.5% of eligible earnings that are contributed by employees. Therefore, the maximum matching contribution that we may allocate to each participant's account will not exceed $15,750 for the 2025 calendar year due to the $350,000 annual limit on eligible earnings imposed by the Internal Revenue Code. All matching contributions vest immediately. Our matching contributions to the Plan totaled $373 million, $358 million, and $342 million in fiscal 2025, 2024, and 2023, respectively.

The Plan allows employees who meet the age requirements and reach the Plan contribution limits to make catch-up contributions (pretax or Roth) not to exceed the lesser of 75% of their annual eligible earnings or the limit set forth in the Internal Revenue Code. Catch-up contributions are not eligible for matching contributions. In addition, the Plan provides for discretionary profit-sharing contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. There were no discretionary profit-sharing contributions made in fiscal 2025, 2024, and 2023.

We also sponsor other 401(k) plans as a result of acquisitions of other companies. Our contributions to these plans were not material to Cisco on either an individual or aggregate basis for any of the fiscal years presented.

(g) Deferred Compensation Plans

The Cisco Systems, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"), a nonqualified deferred compensation plan, became effective in 2007. As required by applicable law, participation in the Deferred Compensation Plan is limited to a select group of our management employees. Under the Deferred Compensation Plan, which is an unfunded and unsecured deferred compensation arrangement, a participant may elect to defer base salary, bonus, and/or commissions, pursuant to such rules as may be established by Cisco, up to the maximum percentages for each deferral election as described in the plan. We may also, at our discretion, make a matching contribution to the employee under the Deferred Compensation Plan. A matching contribution equal to 4.5% of eligible compensation in excess of the Internal Revenue Code limit for qualified plans for calendar year 2025 that is deferred by participants under the Deferred Compensation Plan (with a $1.5 million cap on eligible compensation) will be made to eligible participants' accounts at the end of calendar year 2025. The total deferred compensation liability under the Deferred Compensation Plan, together with deferred compensation plans assumed from acquired companies, was approximately $1.2 billion and $1.1 billion as of July 26, 2025 and July 27, 2024, respectively, and was recorded primarily in other long-term liabilities.

17. Accumulated Other Comprehensive Income (Loss)

The components of AOCI, net of tax, and the other comprehensive income (loss) are summarized as follows (in millions):

	Net Unrealized Gains (Losses) on Available-for-Sale Investments	Net Unrealized Gains (Losses) Cash Flow Hedging Instruments	Cumulative Translation Adjustment and Actuarial Gains (Losses)	Accumulated Other Comprehensive Income (Loss)
BALANCE AT JULY 30, 2022	$ (379)	$ 44	$ (1,287)	$ (1,622)
Other comprehensive income (loss) before reclassifications	(113)	29	116	32
(Gains) losses reclassified out of AOCI	21	(63)	(1)	(43)
Tax benefit (expense)	31	8	19	58
BALANCE AT JULY 29, 2023	(440)	18	(1,153)	(1,575)
Other comprehensive income (loss) before reclassifications	193	128	(115)	206
(Gains) losses reclassified out of AOCI	67	(49)	(2)	16
Tax benefit (expense)	(61)	(18)	2	(77)
BALANCE AT JULY 27, 2024	**(241)**	**79**	**(1,268)**	**(1,430)**
Other comprehensive income (loss) before reclassifications	**152**	**29**	**304**	**485**
(Gains) losses reclassified out of AOCI	**100**	**(47)**	**—**	**53**
Tax benefit (expense)	**(68)**	**4**	**2**	**(62)**
BALANCE AT JULY 26, 2025	**$ (57)**	**$ 65**	**$ (962)**	**$ (954)**

18. Income Taxes

(a) Provision for Income Taxes

The provision for income taxes consists of the following (in millions):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Federal:			
Current	$ 956	$ 1,939	$ 3,754
Deferred	(838)	(883)	(1,955)
	118	1,056	1,799
State:			
Current	431	388	623
Deferred	(250)	11	(175)
	181	399	448
Foreign:			
Current	665	559	412
Deferred	(44)	(100)	46
	621	459	458
Total	$ 920	$ 1,914	$ 2,705

Income before provision for income taxes consists of the following (in millions):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
United States	$ 9,500	$ 10,790	$ 14,074
International	1,600	1,444	1,244
Total	$ 11,100	$ 12,234	$ 15,318

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consist of the following:

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Federal statutory rate	21.0 %	21.0 %	21.0 %
Effect of:			
State taxes, net of federal tax benefit	1.3	2.8	2.4
Foreign income at other than U.S. rates	0.7	(0.3)	(0.1)
Tax credits	(2.7)	(2.4)	(0.3)
Foreign-derived intangible income deduction	(6.0)	(5.5)	(5.8)
Stock-based compensation	0.7	0.7	1.1
Impact of the Tax Act	(6.5)	—	—
Other, net	(0.2)	(0.7)	(0.6)
Total	8.3 %	15.6 %	17.7 %

On August 26, 2024, the U.S. Tax Court issued an opinion in *Varian Medical Systems, Inc. v. Commissioner*. The opinion related to the U.S. taxation of deemed foreign dividends in the transition year of the Tax Act (our fiscal 2018). While we were not a party to the case, the opinion resulted in a change to our tax position. As such, we recorded a tax benefit of $720 million as a reduction to the provision for income taxes in fiscal 2025 due to this U.S. Tax Court opinion.

During fiscal 2023, we resolved certain items with the Internal Revenue Service (IRS) related to the audit of our federal income tax returns for the fiscal years ended July 26, 2014 through July 30, 2016. As a result of this resolution, we recognized a net benefit to the provision for income taxes of $145 million, which included a reduction of interest expense of $53 million. During fiscal 2024, we resolved all remaining items with the IRS related to the audit of our federal income tax returns for the fiscal years ended July 26, 2014 through July 30, 2016. As a result of this resolution, we recognized a net benefit to the provision for income taxes of $55 million, which included a reduction of interest expense of $18 million.

During the fourth quarter of fiscal 2025, we changed our assertion regarding our intent to indefinitely reinvest $6.5 billion of undistributed earnings for certain foreign subsidiaries and determined that those earnings are no longer considered permanently reinvested. The deferred income tax impact of this change is not material.

Unrecognized Tax Benefits

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in millions):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Beginning balance	$ 2,156	$ 2,137	$ 3,101
Additions based on tax positions related to the current year	283	205	159
Additions for tax positions of prior years	81	256	261
Reductions for tax positions of prior years	(68)	(344)	(265)
Settlements	(75)	(53)	(1,063)
Lapse of statute of limitations	(40)	(45)	(56)
Ending balance	$ 2,337	$ 2,156	$ 2,137

As a result of the resolution of the IRS audit of our federal tax income tax returns for the fiscal years ended July 26, 2014 through July 30, 2016, the amount of gross unrecognized tax benefits was reduced by approximately $1.1 billion in fiscal 2023 and $245 million in fiscal 2024.

As of July 26, 2025, $1.6 billion of the unrecognized tax benefits would affect the effective tax rate if realized. We recognized net interest expense of $77 million, $21 million and $27 million during fiscal 2025, 2024, and 2023, respectively. Our net penalty expense for fiscal 2025, 2024, and 2023 was not material. Our total accrual for interest and penalties was $497 million, $401 million, and $523 million as of the end of fiscal 2025, 2024, and 2023, respectively. We are no longer subject to U.S. federal income tax audit for returns covering tax years through fiscal 2016. We are no longer subject to foreign or state income tax audits for returns covering tax years through fiscal 2003 and fiscal 2008, respectively.

We regularly engage in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. We believe it is reasonably possible that certain federal, foreign, and state tax matters may be concluded in the next 12 months. Specific positions that may be resolved include issues involving transfer pricing and various other matters. We estimate that the unrecognized tax benefits at July 26, 2025 could be reduced by approximately $250 million in the next 12 months.

(b) Deferred Tax Assets and Liabilities

The following table presents the breakdown for net deferred tax assets (in millions):

	July 26, 2025	July 27, 2024
Deferred tax assets	$ 7,356	$ 6,262
Deferred tax liabilities	(75)	(76)
Total net deferred tax assets	$ 7,281	$ 6,186

The following table presents the components of the deferred tax assets and liabilities (in millions):

	July 26, 2025	July 27, 2024
ASSETS		
Inventory write-downs and capitalization	$ 532	$ 530
Deferred foreign income	221	277
IPR&D and purchased intangible assets	961	1,039
Depreciation	242	184
Deferred revenue	1,933	2,034
Credits and net operating loss carryforwards	1,350	1,863
Share-based compensation expense	319	297
Accrued compensation	175	275
Lease liabilities	379	308
Capitalized research expenditures	4,182	3,030
Other	678	559
Gross deferred tax assets	10,972	10,396
Valuation allowance	(910)	(1,024)
Total deferred tax assets	10,062	9,372
LIABILITIES		
Goodwill and purchased intangible assets	(2,288)	(2,808)
ROU lease assets	(315)	(259)
Other	(178)	(119)
Total deferred tax liabilities	(2,781)	(3,186)
Total net deferred tax assets	$ 7,281	$ 6,186

The changes in the valuation allowance for deferred tax assets are summarized as follows (in millions):

	July 26, 2025	July 27, 2024	July 29, 2023
Balance at beginning of fiscal year	$ 1,024	$ 754	$ 834
Additions	33	148	35
Additions from Splunk	—	147	—
Deductions	(4)	(4)	(18)
Write-offs	(145)	(20)	(93)
Foreign exchange and other	2	(1)	(4)
Balance at end of fiscal year	$ 910	$ 1,024	$ 754

As of July 26, 2025, our federal, state, and foreign net operating loss carryforwards before valuation allowance for income tax purposes were $284 million, $2.1 billion, and $533 million, respectively. A significant amount of the net operating loss carryforwards relates to acquisitions and, as a result, is limited in the amount that can be recognized in any one year. If not utilized, the federal, state, and foreign net operating loss carryforwards will begin to expire in fiscal 2026. We have provided a valuation allowance of $10 million and $96 million for deferred tax assets related to state and foreign net operating losses respectively that are not expected to be realized.

As of July 26, 2025, our federal, state, and foreign tax credit carryforwards for income tax purposes before valuation allowance were approximately $7 million, $1.8 billion, and $8 million, respectively. The federal tax credit carryforwards will begin to expire in fiscal 2027. The majority of state and foreign tax credits can be carried forward indefinitely. We have provided a valuation allowance of $752 million for deferred tax assets related to state and foreign tax credits carryforwards that are not expected to be realized.

19. Segment Information and Major Customers

(a) Revenue and Gross Margin by Segment

We conduct business globally and are primarily managed on a geographic basis consisting of three segments: the Americas, EMEA, and APJC. Our chief executive officer is the chief operating decision maker (CODM). The CODM reviews certain financial information for each segment, to evaluate performance and allocate resources by comparing actual performance to our annual targets. Performance of each segment is measured based on segment revenue and segment gross margin.

We do not allocate research and development, sales and marketing, or general and administrative expenses to our segments because the CODM does not include this information in our measurement of performance of the operating segments. In addition, we do not allocate amortization and impairment of acquisition-related intangible assets, share-based compensation expense, significant litigation settlements (which includes the supplier-related legal settlement as described in Note 21) and other contingencies, charges related to asset impairments and restructurings, and certain other charges to the cost of sales and gross margin for each segment because the CODM does not include this information in the measurement of the performance of our operating segments.

The following summarizes our revenue and gross margin by segment and the significant expenses by each segment for fiscal 2025, 2024, and 2023 (in millions):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Revenue:			
Americas	$ 33,656	$ 31,971	$ 33,447
EMEA	14,824	14,117	15,135
APJC	8,174	7,716	8,417
Total	$ 56,654	$ 53,803	$ 56,998
Gross margin:			
Americas	$ 22,962	$ 21,372	$ 21,350
EMEA	10,545	9,755	10,016
APJC	5,431	5,187	5,424
Segment total	38,938	36,312	36,788
Unallocated corporate items	(2,148)	(1,484)	(1,035)
Total	$ 36,790	$ 34,828	$ 35,753
Supplemental information about our significant expenses:			
Americas:			
Cost of sales — product	$ 8,206	$ 8,077	$ 9,479
Cost of sales — services	2,487	2,523	2,619
Segment total	$ 10,694	$ 10,600	$ 12,097
EMEA:			
Cost of sales — product	$ 3,138	$ 3,264	$ 3,998
Cost of sales — services	1,140	1,098	1,121
Segment total	$ 4,279	$ 4,362	$ 5,119
APJC:			
Cost of sales — product	$ 2,010	$ 1,838	$ 2,324
Cost of sales — services	734	690	668
Segment total	$ 2,743	$ 2,529	$ 2,992

Amounts may not sum due to rounding.

Revenue in the United States was $30.4 billion, $28.7 billion, and $29.9 billion for fiscal 2025, 2024, and 2023, respectively.

(b) Revenue for Groups of Similar Products and Services

We design and sell IP-based networking and other products related to the communications and IT industry and provide services associated with these products and their use.

The following table presents revenue for groups of similar products and services (in millions):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Revenue:			
Networking	$ 28,304	$ 29,229	$ 34,570
Security	8,094	5,075	3,859
Collaboration	4,154	4,113	4,052
Observability	1,055	837	661
Total Product	41,608	39,253	43,142
Services	15,046	14,550	13,856
Total	$ 56,654	$ 53,803	$ 56,998

Amounts may not sum due to rounding.

(c) Additional Segment Information

No single customer accounted for 10% or more of revenue in fiscal 2025, 2024, and 2023.

Our long-lived assets are based on the physical location of the assets. The following table presents our long-lived assets, which consists of property and equipment, net and operating lease ROU assets information for geographic areas (in millions):

	July 26, 2025	July 27, 2024
Long-lived assets:		
United States	$ 2,370	$ 2,253
International	1,044	903
Total	$ 3,414	$ 3,156

20. Net Income per Share

The following table presents the calculation of basic and diluted net income per share (in millions, except per-share amounts):

Years Ended	July 26, 2025	July 27, 2024	July 29, 2023
Net income	$ 10,180	$ 10,320	$ 12,613
Weighted-average shares—basic	3,976	4,043	4,093
Effect of dilutive potential common shares	22	19	12
Weighted-average shares—diluted	3,998	4,062	4,105
Net income per share—basic	$ 2.56	$ 2.55	$ 3.08
Net income per share—diluted	$ 2.55	$ 2.54	$ 3.07
Antidilutive employee share-based awards, excluded	78	82	86

21. Subsequent Event

On August 26, 2025, we settled a legal dispute with a supplier over purchase obligations arising under certain long-term supply arrangements entered into to help us mitigate significant supply chain constraints seen in prior periods. Under the terms of the settlement, the parties agreed to the dismissal of all pending actions in exchange for mutual releases of claims related to the long-term supply arrangements with the supplier, the termination of such arrangements between the parties, the release back to us of approximately $563 million held in escrow under the arrangements (which is reported as restricted cash within other current assets), and the forfeiture by us of approximately $450 million in supplier-held prepayments, after giving effect to certain amounts to be applied against such prepayments. No incremental cash consideration is to be paid in connection with the settlement. As a result of this settlement, we recorded a charge in the fourth quarter of fiscal 2025 of approximately $355 million to product cost of sales and a corresponding income tax benefit of approximately $82 million.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Management's report on our internal control over financial reporting and the report of our independent registered public accounting firm on our internal control over financial reporting are set forth, respectively, on page 55 under the caption "Management's Report on Internal Control Over Financial Reporting" and on page 53 of this report.

There was no change in our internal control over financial reporting during our fourth quarter of fiscal 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

Rule 10b5-1 Trading Arrangements

On June 20, 2025, Oliver Tuszik, Cisco's Executive Vice President, Global Sales, adopted a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Mr. Tuszik's trading plan provides for the sale of approximately 49,067 gross shares (with any shares underlying performance-based equity awards being calculated at target), plus any related dividend-equivalent shares earned with respect to such shares and shares from purchases made pursuant to Cisco's employee stock purchase plan, and excluding, as applicable, any shares withheld to satisfy tax withholding obligations in connection with the net settlement of the equity awards. Mr. Tuszik's trading plan is scheduled to terminate on December 31, 2025, subject to early termination for certain specified events set forth therein.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10.   Directors, Executive Officers and Corporate Governance

We have adopted a code of ethics that applies to our principal executive officer and all members of our finance department, including the principal financial officer and principal accounting officer. This code of ethics can be found at the "Financial Officer Code of Ethics" link in the Corporate Governance section of Cisco's Investor Relations website at investor.cisco.com. We intend to satisfy any disclosure requirement regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on that website or in a report on Form 8-K.

Insider Trading Arrangements and Policies

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have adopted an Insider Trading Policy governing transactions in our securities by our directors, employees, contractors, consultants and other personnel providing services to Cisco, as well as by Cisco itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and The Nasdaq Stock Market listing standards. The foregoing summary of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy, which was filed with the Securities and Exchange Commission on September 5, 2024 as Exhibit 19.1 to Cisco's Annual Report on Form 10-K.

The additional information required by this item is included in our Proxy Statement related to the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after July 26, 2025 (the "Proxy Statement") and is incorporated herein by reference.

Item 11.   Executive Compensation

The information required by this item is included in our Proxy Statement and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is included in our Proxy Statement and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item is included in our Proxy Statement and is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services

The information required by this item is included in our Proxy Statement and is incorporated herein by reference.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a) 1.   Financial Statements
See the "Index to Consolidated Financial Statements" on page 52 of this report.

2.   Financial Statement Schedule
All financial statement schedules have been omitted, since the required information is not applicable or is shown in the financial statements or notes herein.

3.   Exhibits
See the "Index to Exhibits" beginning on page 104 of this report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Agreement and Plan of Merger, dated as of September 20, 2023, by and among Cisco Systems, Inc., Spirit Merger Corp. and Splunk Inc.	8-K	001-39940	2.1	9/21/2023	
3.1	Amended and Restated Certificate of Incorporation of Cisco Systems, Inc., as currently in effect	8-K12B	001-39940	3.1	1/25/2021	
3.2	Amended and Restated Bylaws of Cisco Systems, Inc., as currently in effect	8-K	001-39940	3.2	8/25/2025	
4.1	Indenture, dated February 17, 2009, between Cisco Systems, Inc. and the Bank of New York Mellon Trust Company, N.A., as trustee	8-K	000-18225	4.1	2/17/2009	
4.2	Indenture, dated November 17, 2009, between Cisco Systems, Inc. and the Bank of New York Mellon Trust Company, N.A., as trustee	8-K	000-18225	4.1	11/17/2009	
4.3	Indenture, dated March 3, 2014, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee	8-K	000-18225	4.1	3/3/2014	
4.4	First Supplemental Indenture, dated January 25, 2021 to the Indenture, dated February 17, 2009, between Cisco Systems, Inc. and the Bank of New York Mellon Trust Company, N.A., as trustee	10-Q	001-39940	4.1	2/16/2021	
4.5	First Supplemental Indenture, dated January 25, 2021 to the Indenture, dated November 17, 2009, between Cisco Systems, Inc. and the Bank of New York Mellon Trust Company, N.A., as trustee	10-Q	001-39940	4.2	2/16/2021	
4.6	First Supplemental Indenture, dated January 25, 2021 to the Indenture, dated March 3, 2014, between the Company and The Bank of New York Mellon Trust Company	10-Q	001-39940	4.3	2/16/2021	
4.7	Indenture, dated as of February 26, 2024, between Cisco Systems, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee	8-K	001-39940	4.1	2/26/2024	
4.8	First Supplemental Indenture, dated as of February 26, 2024, between Cisco Systems, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, for 4.900% Senior Notes due 2026, 4.800% Senior Notes due 2027, 4.850% Senior Notes due 2029, 4.950% Senior Notes due 2031, 5.050% Senior Notes due 2034, 5.300% Senior Notes due 2054 and 5.350% Senior Notes due 2064	8-K	001-39940	4.2	2/26/2024	
4.9	Second Supplemental Indenture, dated as of February 24, 2025 to the Indenture, dated February 26, 2024, between Cisco Systems, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the issuance of the 4.550% Senior Notes due 2028, 4.750% Senior Notes due 2030, 4.950% Senior Notes due 2032, 5.100% Senior Notes due 2035 and 5.500% Senior Notes due 2055	8-K	001-39940	4.2	2/24/2025	
4.10	Forms of Global Note for the registrant's 5.90% Senior Notes due 2039	8-K	000-18225	4.1	2/17/2009	
4.11	Forms of Global Note for the registrant's 4.45% Senior Notes due 2020 and 5.50% Senior Notes due 2040	8-K	000-18225	4.1	11/17/2009	
4.12	Form of Officer's Certificate setting forth the terms of the Fixed and Floating Notes issued in June 2015	8-K	000-18225	4.1	6/18/2015	
4.13	Form of Officer's Certificate setting forth the terms of the Fixed and Floating Notes issued in February 2016	8-K	000-18225	4.1	2/29/2016	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.14	Form of Officer's Certificate setting forth the terms of the Fixed and Floating Notes issued in September 2016	8-K	000-18225	4.1	9/20/2016	
4.15	Description of Registrant's Securities	10-K	001-39940	4.13	9/9/2021	
10.1*	Cisco Systems, Inc. 2005 Stock Incentive Plan (including related form agreements)	10-Q	001-39940	10.1	2/18/2025	
10.2*	Cisco Systems, Inc. Employee Stock Purchase Plan	10-Q	001-39940	10.1	5/20/2025	
10.3*	Cisco Systems, Inc. Deferred Compensation Plan, as amended	10-Q	001-39940	10.3	11/22/2022	
10.4*	Cisco Systems, Inc. Executive Incentive Plan	8-K	000-18225	10.2	12/12/2017	
10.5*	Form of Indemnity Agreement	8-K12B	001-39940	10.1	1/25/2021	
10.6†	Third Amended and Restated Credit Agreement, dated as of February 2, 2024, by and among Cisco Systems, Inc., certain lenders party thereto, and Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer	8-K	001-39940	10.1	2/8/2024	
10.7*	Letter Agreement, dated May 15, 2024, between Cisco and Gary Steele	8-K	001-39940	10.1	5/15/2024	
10.8*	Separation Agreement and General Release, by and between Cisco Systems, Inc. and Maria Martinez	10-Q	001-39940	10.2	5/21/2024	
10.9*	Separation Agreement and General Release, by and between Cisco Systems, Inc. and Jeff Sharritts	8-K	001-39940	10.1	7/19/2024	
19.1	Insider Trading Policy	10-K	001-39940	19.1	9/5/2024	
21.1	Subsidiaries of the Registrant					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (included on page 107 of this Annual Report on Form 10-K)					X
31.1	Rule 13a–14(a)/15d–14(a) Certification of Principal Executive Officer					X
31.2	Rule 13a–14(a)/15d–14(a) Certification of Principal Financial Officer					X
32.1	Section 1350 Certification of Principal Executive Officer					X
32.2	Section 1350 Certification of Principal Financial Officer					X
97.1	Compensation Recovery Policy	10-K	001-39940	97.1	9/5/2024	
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101)					X

†   Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). Cisco agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*   Indicates a management contract or compensatory plan or arrangement.

Item 16.   **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

September 3, 2025   CISCO SYSTEMS, INC.

/S/ CHARLES H. ROBBINS

Charles H. Robbins
Chair and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles H. Robbins and Mark Patterson, jointly and severally, his attorney-in-fact, each with the full power of substitution, for such person, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might do or could do in person hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ CHARLES H. ROBBINS **Charles H. Robbins**	Chair and Chief Executive Officer (Principal Executive Officer)	September 3, 2025
/S/ MARK PATTERSON **Mark Patterson**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 3, 2025
/S/ M. VICTORIA WONG **M. Victoria Wong**	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	September 3, 2025

Signature	Title	Date
/S/ WESLEY G. BUSH **Wesley G. Bush**	Director	September 3, 2025
/S/ MICHAEL D. CAPELLAS **Michael D. Capellas**	Lead Independent Director	September 3, 2025
/S/ MARK GARRETT **Mark Garrett**	Director	September 3, 2025
/S/ JOHN D. HARRIS II **John D. Harris II**	Director	September 3, 2025
/S/ KRISTINA M. JOHNSON **Dr. Kristina M. Johnson**	Director	September 3, 2025
/S/ SARAH RAE MURPHY **Sarah Rae Murphy**	Director	September 3, 2025
/S/ DANIEL H. SCHULMAN **Daniel H. Schulman**	Director	September 3, 2025
/S/ MARIANNA TESSEL **Marianna Tessel**	Director	September 3, 2025
Kevin Weil	Director	

Stockholder information and forward-looking statements

Executive officers

Chuck Robbins
Chair and Chief Executive Officer

Mark Patterson
Executive Vice President and Chief Financial Officer

Jeetu Patel
President, Chief Product Officer

Dev Stahlkopf
Executive Vice President and Chief Legal Officer

Thimaya Subaiya
Executive Vice President, Operations

Oliver Tuszik
Executive Vice President, Global Sales and Chief Sales Officer

Forward-looking statements

This Summary Report and our Annual Report, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" discussed therein, contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts are statements that could be deemed forward looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "momentum," "seeks," "estimates," "continues," "endeavors," "strives," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to (1) projections of our future financial performance; (2) our anticipated growth and trends in our businesses; (3) related to our Purpose to Power an Inclusive Future for All and our Purpose Report goals, commitments and programs; (4) the scope and impact of our corporate responsibility risks and opportunities, and the related standards and expectations of third parties; and (5) other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified in the attached Form 10-K, under "Item 1A. Risk Factors," and elsewhere therein. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

Principal accounting officer

Vickie Wong
Senior Vice President and Chief Accounting Officer

Resources

For more information about Cisco, to view the Annual Report online, or to obtain other financial information without charge, contact:

INVESTOR RELATIONS

Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706
1 (408) 227-2726
investor.cisco.com

Cisco (Nasdaq: CSCO)
Cisco's stock trades on the Nasdaq Global Select Market under the ticker symbol CSCO.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
San Jose, CA

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
P.O. Box 505000
Louisville, KY 40233-5000
www-us.computershare.com/investor

Toll-free: 1 (800) 254-5194
International: 1 (781) 575-2879

NOTICE OF ANNUAL MEETING

Date: December 16, 2025
Time: 8:00 a.m. Pacific Time

Virtual stockholder meeting
www.virtualshareholdermeeting.com/CSCO2025

Americas Headquarters

San Jose, CA, USA

Asia Pacific Headquarters

Singapore

Europe Headquarters

Amsterdam, The Netherlands

Cisco has approximately 300 offices worldwide. Addresses, phone numbers, and fax numbers are listed on the Cisco website at www.cisco.com/go/offices.



Published October 2025

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